Filed Pursuant to Rule 424(b)(4)
Registration No. 333-214588

PROSPECTUS

5,877,778 Shares

ICHOR HOLDINGS, LTD.

Ordinary Shares

This is the initial public offering of ordinary shares of Ichor Holdings, Ltd. We are selling 5,877,778 ordinary shares.

Prior to this offering, there has been no public market for our ordinary shares. Our ordinary shares have been approved for listing on the NASDAQ Global Select Market under the symbol “ICHR.”

Investing in our ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 13 of this prospectus.

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, or the Securities Act, and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. In addition, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002. Please read “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares—We are an ‘emerging growth company’ and may elect to comply with reduced public company reporting requirements, which could make our ordinary shares less attractive to investors.”

	Per Share	Total
Public offering price	$9.00	$52,900,002
Underwriting discounts(1)	$0.63	$3,703,000
Proceeds, before expenses, to us	$8.37	$49,197,002

(1)	We refer you to “Underwriting” beginning on page 136 of this prospectus for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to 881,667 additional ordinary shares from us at the initial public offering price, less the underwriting discount, for a period of 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ordinary shares will be ready for delivery on or about December 14, 2016.

Deutsche Bank Securities	Stifel

RBC Capital Markets	Cowen and Company	Needham & Company

The date of the prospectus is December 8, 2016.

We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since that date.

INDUSTRY AND MARKET DATA

We obtained the market and industry data and other statistical information used throughout this prospectus from our own research, surveys or studies conducted by third parties, independent industry or general publications and other published independent sources. In particular, we have based much of our discussion concerning the industry and market in which we operate on independent data, research opinions and viewpoints published by Gartner, Inc., or Gartner. While we believe that each of these sources is reliable, neither we nor the underwriters have independently verified the accuracy or completeness of such data. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

i

The reports by Gartner, or Gartner Reports, described herein represent research opinion or viewpoints published as part of a syndicated subscription service by Gartner, and are not representations of fact. Each of the following Gartner Reports speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice:

•

Gartner, Forecast: Semiconductor Wafer-Level Manufacturing Equipment, Worldwide, 3Q16 Update, Authors: Bob Johnson, Klaus Rinnen, David Christensen, Takashi Ogawa, Jim Walker and Barbara Van, October 6, 2016.

•

Gartner, Forecast: Semiconductor Wafer-Level Manufacturing Equipment, Worldwide, 4Q14 Update, Authors: Dean Freeman, Bob Johnson, Klaus Rinnen, Mark Stromberg, David Christensen, Takashi Ogawa and Barbara Van, December 18, 2014.

•	Gartner, Market Share Analysis: Semiconductor Wafer-Level Manufacturing Equipment, Worldwide, 2015, Authors: Bob Johnson, Takashi Ogawa, Barbara Van, David Christensen, April 19, 2016.

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademarks and service marks which are protected under applicable intellectual property laws and are the property of Ichor Holdings, Ltd. or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights, of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

ii

PROSPECTUS SUMMARY

The following is a summary of material information discussed in this prospectus. This summary may not contain all the details concerning our business, our ordinary shares or other information that may be important to you. You should carefully review this entire prospectus, including the “Risk Factors” section and our financial statements and the notes thereto included elsewhere in this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise indicates, the references to “Ichor,” “our business,” “we,” “our,” or “us” or similar terms refer to Ichor Holdings, Ltd. and its consolidated subsidiaries. Unless otherwise indicated or the context otherwise requires, financial and operating data in this prospectus reflects the consolidated business and operations of Ichor Holdings, Ltd. and its wholly-owned subsidiaries and excludes discontinued operations, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business.”

Company Overview

We are a leader in the design, engineering and manufacturing of critical fluid delivery subsystems for semiconductor capital equipment. Our primary offerings include gas and chemical delivery subsystems, collectively known as fluid delivery subsystems, which are key elements of the process tools used in the manufacturing of semiconductor devices. Our gas delivery subsystems deliver, monitor and control precise quantities of the specialized gases used in semiconductor manufacturing processes such as etch and deposition. Our chemical delivery subsystems precisely blend and dispense the reactive liquid chemistries used in semiconductor manufacturing processes such as electroplating and cleaning. We also manufacture certain components for internal use in fluid delivery systems and for direct sales to our customers. This vertically integrated portion of our business is primarily focused on metal and plastic parts that are used in gas and chemical systems, respectively.

Fluid delivery subsystems ensure accurate measurement and uniform delivery of specialty gases and chemicals at critical steps in the semiconductor manufacturing process. Any malfunction or material degradation in fluid delivery reduces yields and increases the likelihood of manufacturing defects in these processes. Historically, semiconductor original equipment manufacturers, or OEMs, internally designed and manufactured the fluid delivery subsystems used in their process tools. Currently, most OEMs outsource the design, engineering and manufacturing of their gas delivery subsystems to a few specialized suppliers, including us. Additionally, many OEMs are also increasingly outsourcing the design, engineering and manufacturing of their chemical delivery subsystems due to the increased fluid expertise required to manufacture these subsystems. Outsourcing these subsystems has allowed OEMs to leverage the suppliers’ highly specialized engineering, design and production skills while focusing their internal resources on their own value-added processes. We believe that this outsourcing trend has enabled OEMs to reduce their fixed costs and development time, as well as provided significant growth opportunities for specialized subsystems suppliers like us.

Our goal is to be the premier supplier of outsourced fluid delivery subsystems to OEMs engaged in manufacturing capital equipment to produce semiconductors and to leverage our technology into new markets. To achieve this goal, we engage with our customers early in their design and development processes and utilize our deep engineering resources and operating expertise to jointly create innovative and advanced solutions that meet the current and future needs of our customers. These collaborations frequently involve our engineers working at our customers’ sites and serving as an extension of our customers’ product design teams. We employ this approach with two of the largest manufacturers of semiconductor capital equipment in the world. We believe this approach enables us to design subsystems that meet the precise specifications our customers demand, allows us to often be the sole supplier of these subsystems during the initial production ramp and positions us to be the preferred supplier for the full five to ten-year lifespan of the process tool.

The broad technical expertise of our engineering team, coupled with our early customer engagement approach, enables us to offer innovative and reliable solutions to complex fluid delivery challenges. With two decades of experience developing complex fluid delivery subsystems and meeting the constantly-changing production requirements of leading semiconductor OEMs, we have developed expertise in fluid delivery that we offer to our OEM customers. In addition, our capital efficient model and the integration of our business systems with those of our customers provides us the flexibility to fulfill increased demand and meet changing customer requirements with minimum additional capital outlay. With an aim to superior customer service, we have a global footprint with many facilities strategically located in close proximity to our customers. We have established long standing relationships with top tier OEM customers, including Lam Research Corporation and Applied Materials, Inc., which were our two largest customers by sales in fiscal 2015.

We grew our sales by 16.7% from $249.1 million in fiscal 2014 to $290.6 million in fiscal 2015, and by 21.2% from $226.3 million in the nine months ended September 25, 2015 to $274.3 million in the nine months ended September 23, 2016. We generated net income from continuing operations of $5.8 million in fiscal 2014, $12.8 million in fiscal 2015, $12.8 million in the nine months ended September 25, 2015 and $12.8 million in the nine months ended September 23, 2016. We generated adjusted net income from continuing operations of $11.7 million in fiscal 2014, $20.2 million in fiscal 2015, $17.9 million in the nine months ended September 25, 2015 and $19.8 million in the nine months ended September 23, 2016. Adjusted net income is a financial measure that is not calculated in accordance with generally accepted accounting principles in the United States, or GAAP. See note 3 to “Prospectus Summary—Summary Consolidated Financial Data” for a discussion of adjusted net income, an accompanying presentation of the most directly comparable GAAP financial measure, net income, and a reconciliation of the differences between adjusted net income and net income.

Our Industry

We design, engineer and manufacture critical fluid delivery subsystems for semiconductor capital equipment.

The Semiconductor Device Industry is Large and Growing

Semiconductors are essential building blocks in all electronic systems. In recent years, semiconductor growth has been driven largely by increasing global demand for mobile devices and computer network systems. As consumers increasingly become accustomed to end products with higher functionality, better power management and smaller form factors, the demand for advanced semiconductor devices is expected to grow. Gartner estimates the semiconductor device market is expected to grow to $350.1 billion in 2017 from $315.0 billion in 2013.

Semiconductor Manufacturing Process is Complex and Constantly Evolving

Semiconductor manufacturing is complex and capital-intensive, requiring hundreds of process steps utilizing specialized manufacturing equipment. Technological advancements in semiconductor manufacturing have traditionally led to a continual increase in the number of transistors in a given area of silicon, enabling smaller and more feature-rich devices. As a result, semiconductor device manufacturers must continuously refine their manufacturing processes and invest in next-generation manufacturing equipment that can produce semiconductors with a smaller chip size or an increasing number of features. Gartner estimates that the global spend on wafer fabrication equipment will grow to $35.7 billion in 2017 from $27.3 billion in 2013.

Changing Semiconductor Manufacturing Processes are Increasing the Need for Fluid Delivery Systems

A number of innovations in the design and manufacturing of semiconductors are being adopted in order to meet the continuing miniaturization and functionality demands, including multiple patterning, tri-gate, or FinFET, transistors and three-dimensional, or 3D, semiconductors, as well as advanced packaging. Each of these innovations increases the number of process steps that a wafer must pass through during the manufacturing process, in particular, the number of etch, deposition and CMP steps. For example, according to Gartner, changes in the market for process requirements will drive an average annual growth in etch spending of 15% and chemical vapor deposition, or CVD, spending of 15% from 2013 to 2017. This growth benefits us directly as the majority of our gas delivery subsystems are used in etch and CVD processes. Also according to Gartner, spending on chemical-mechanical planarization, or CMP, will grow at an average annual rate of 13% over the same period. This is the primary step where chemical delivery systems are used.

Semiconductor Capital Equipment Industry is Concentrated

The semiconductor capital equipment industry is dominated by a few large OEMs which focus on developing specialized process tools for the many complex manufacturing process steps. As semiconductor manufacturing has become more technically advanced and capital intensive in recent years, the semiconductor equipment industry has experienced significant consolidation in order for the remaining OEMs to leverage economies of scale for delivering larger and more complex tools. As a result, most major semiconductor equipment markets are now typically supplied by a limited number of major global suppliers. According to Gartner, the top five semiconductor equipment OEMs by sales in 2015 represented 67% of the total market for wafer fabrication equipment.

Semiconductor Capital Equipment OEMs Outsource Critical Subsystems including Fluid Delivery Subsystems

OEMs are increasingly outsourcing the development, design, prototyping, engineering, manufacturing, assembly and testing of various critical subsystems to specialized independent suppliers. We believe that subsystem outsourcing has allowed OEMs to benefit from the highly specialized engineering, design and manufacturing skills of the subsystem suppliers while focusing internal resources on their own most critical value-added subsystems and processes. This outsourcing trend has been particularly applicable to the fluid delivery subsystem market. Over the past decade, as gas delivery subsystems have become more complex, most OEMs have increasingly outsourced the design, engineering and manufacturing of these subsystems to third party suppliers. OEMs are now also beginning to outsource chemical delivery subsystems, creating an additional opportunity for suppliers with fluid delivery capabilities.

Our Competitive Strengths

As a leader in the fluid delivery industry, we believe that our key competitive strengths include the following:

Deep Fluids Engineering Expertise

We believe that our engineering team, comprised of chemical engineers, mechanical engineers and software and systems engineers, has positioned us to expand the scope of our solutions, provide innovative subsystems and strengthen our incumbent position at our OEM customers. Our engineering team acts as an extension of our customers’ product development teams, providing our customers with technical expertise that is outside of their core competencies.

Early Engagement with Customers on Product Development

We seek to engage with our customers and potential customers very early in their process for new product development. We believe this approach enables us to collaborate on product design, qualification, manufacturing and testing in order to provide a comprehensive, customized solution. Through early engagement during the complex design stages, our engineering team gains early insight into our customers’ technology roadmaps which enables us to pioneer innovative and advanced solutions.

Long History and Strong Relationships with Top Tier Customers

We have established deep relationships with top tier OEMs such as Lam Research and Applied Materials, which were our largest customers by sales in fiscal 2015. Our customers are global leaders by sales and are considered consolidators in the increasingly concentrated semiconductor capital equipment industry. Our existing relationships with our customers have enabled us to effectively compete for new fluid delivery subsystems for our customers’ next generation products in development.

Operational Excellence with Scale to Support the Largest Customers

Over our 17 year history of designing and building gas delivery systems, we have developed deep capabilities in operations. We have strategically located our Austin, Texas and Tualatin, Oregon manufacturing facilities near our customers’ locations in order to provide fast and efficient responses to new product introductions, and accommodate configuration or design changes late in the manufacturing process. We have also built significant capacity in Singapore to support high volume products. In addition to providing high quality and reliable fluid delivery subsystems, one of our principal focuses is delivering short lead times to allow our customers the maximum flexibility in their production processes.

Capital Efficient and Scalable Business Model

In general, our business is not capital intensive and we are able to grow sales with a low investment in property, plant and equipment and low levels of working capital. In 2014 and 2015, our total capital expenditures were $3.5 million and $1.4 million, respectively. In particular, our close supplier relationships also enable us to scale production quickly without maintaining significant inventory on hand. The semiconductor capital equipment market has historically been cyclical. We have structured our business to minimize fixed manufacturing overhead and operating expenses to enable us to grow net income at a higher rate than sales during periods of growth. Conversely, our low fixed cost approach allows us to minimize the impact of cyclical downturns on our net income, but results in a smaller increase in gross margin as a percentage of sales in times of increased demand.

The semiconductor capital equipment market has historically been cyclical. We have structured our business to minimize fixed manufacturing overhead and operating expenses to enable us to grow net income at a higher rate than sales during periods of growth. For example, from 2013 to 2015, sales grew at a compound annual growth rate, or CAGR, of 15.2% while adjusted net income grew at a CAGR of 57.9%. Conversely, our low fixed cost approach allows us to minimize the impact of cyclical downturns on our net income, but results in a smaller increase in gross margin as a percentage of sales in times of increased demand.

Our Growth Strategy

Our objective is to enhance our position as a leader in providing fluid delivery solutions, including subsystem and tool refurbishment, to our customers by leveraging our core strengths. The key elements of our growth strategy are:

Grow Our Market Share within Existing Customer Base

We intend to grow our position with existing customers by continuing to leverage our specialized engineering talent and early collaboration approach with OEMs to foster long-term relationships. Each of our customers produces many different process tools for various process steps. At each customer, we are the outsourced supplier of fluid delivery subsystems for a subset of their entire process tool offerings. We are constantly looking to expand our relationships and to capture additional share at our existing customers. We believe that our early collaborative approach with customers positions us to deliver innovative and dynamic solutions, offer timely deployment and meet competitive cost targets, further enhancing our brand reputation.

Grow Our Total Available Market at Existing Customers with Expanded Product Offerings

We continue to work with our existing core customers on additional opportunities, including chemical delivery, one of our important potential growth areas. We believe that wet processes, such as CMP and clean and electro chemical deposition, or ECD, that require precise chemical delivery are currently an underpenetrated market opportunity for us. By leveraging our existing customer relationships and strong reputation in fluid mechanics, we intend to increase our chemical delivery module market share as well as to introduce additional related products. In April, 2016, we acquired Ajax-United Patterns & Molds, Inc., or Ajax, and its subsidiaries, or the Ajax Acquisition, to add chemical delivery subsystem capabilities with our existing customers. The Ajax Acquisition allows us to manufacture and assemble the complex plastic and metal products required by the medical, biomedical, semiconductor and data communication equipment industries.

Expand Our Total Customer Base Within Fluid Delivery Market

We are actively in discussions with new customers that are considering outsourcing their gas and chemical delivery needs. As an example, we were recently selected as the manufacturing partner for a provider of etch process equipment that was previously not a customer of ours.

Expand Into Emerging Opportunities

We plan to leverage our existing manufacturing platform and engineering expertise to develop or acquire new products and solutions for attractive, high growth applications within new markets such as medical, research, oil and gas and energy. We believe these efforts will diversify our sales exposure while capitalizing on our current capabilities.

Continue to Improve Our Manufacturing Process Efficiency

We continually strive to improve our processes to reduce our manufacturing process cycle time, improve our ability to respond to last minute design or configuration changes, reduce our manufacturing costs and reduce our inventory requirements in order to improve profitability and make our product offerings more attractive to new and existing customers.

Risk Factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These risks include, but are not limited to:

•

Our business depends significantly on expenditures by manufacturers in the semiconductor capital equipment industry, which, in turn, is dependent upon the semiconductor device industry. When that industry experiences cyclical downturns, demand for our products and services is likely to decrease, which would likely result in decreased sales. We may also be forced to reduce our prices during cyclical downturns without being able to proportionally reduce costs.

•

We rely on a very small number of OEM customers for a significant portion of our sales. Any adverse change in our relationships with these customers could materially adversely affect our business, financial condition and results of operations.

•

Our customers exert a significant amount of negotiating leverage over us, which may require us to accept lower prices and gross margins or increased liability risk in order to retain or expand our market share with them.

•

The industries in which we participate are highly competitive and rapidly evolving, and if we are unable to compete effectively, our business, financial condition and results of operations could be materially adversely affected.

•	An active trading market for our ordinary shares may not develop, and you may not be able to sell your ordinary shares at or above the initial public offering price.

•	The price of our ordinary shares may fluctuate substantially.

•	We are a “controlled company” and, as a result, we are exempt from obligations to comply with certain corporate governance requirements.

Corporate Information

Our principal executive offices are located at 3185 Laurelview Ct., Fremont, California, 94538, and our telephone number at that address is (510) 897-5200. Our website address is

www.ichorsystems.com. The reference to our website is a textual reference only. We do not incorporate the information on our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

JOBS Act

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of the last day of the fiscal year following the fifth anniversary of the completion of this offering, the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, the date on which we are deemed to be a large accelerated filer (this means the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year), or the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may also take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, Section 107(b) of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of such extended transition period under Section 107(b).

THE OFFERING

Ordinary shares offered by us	5,877,778 shares

Ordinary shares to be outstanding immediately after this offering	23,727,787 shares

Option to purchase additional shares	We have agreed to allow the underwriters to purchase up to an additional 881,667 ordinary shares from us, at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus.

Use of proceeds	We estimate that the net proceeds from this offering to us will be approximately $46.7 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The principal purposes of this offering are to obtain additional capital to fund our operations and growth, to create a public market for our ordinary shares and to facilitate our future access to the public equity markets. We expect to use approximately $40.0 million of the net proceeds of this offering to repay outstanding borrowings under our Credit Facilities (as defined herein) and the remainder for general corporate purposes, which we expect to include funding working capital, operating expenses and the selective pursuit of business development opportunities. At this time, we have not specifically identified a large single use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us.

Dividend policy	We do not anticipate declaring or paying any cash dividends on our ordinary shares for the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions (including in the credit agreements governing our Credit Facilities), capital requirements, business prospects, legal restrictions and other factors our board of directors may deem relevant. See “Dividend Policy.”

Proposed symbol	Our ordinary shares have been approved for listing on the NASDAQ Global Select Market, or NASDAQ, under the symbol “ICHR.”

Unless otherwise indicated, all information in this prospectus relating to the number of ordinary shares to be outstanding immediately after this offering:

•

assumes the effectiveness of our amended and restated memorandum and articles of association, the conversion of all outstanding Series A preferred shares into 142,728,221 ordinary shares and the subsequent 1 for 8.053363 reverse split of our ordinary shares, each of which will occur upon or prior to the completion of this offering;

•

excludes (i) an aggregate of 2,313,284 ordinary shares issuable upon the exercise of options that were issued to our employees under the Ichor Holdings, Ltd. 2012 Equity Incentive Plan (the “2012 Incentive Plan”) and (ii) an aggregate of 232,649 unvested restricted shares that were issued under the 2012 Incentive Plan, 120,253 of which will vest upon completion of this offering, in each case as of September 23, 2016;

•	excludes an aggregate of 1,888,000 ordinary shares reserved for issuance under the equity compensation plan we intend to adopt in connection with this offering; and

•	assumes no exercise of the underwriters’ option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our historical consolidated financial data and should be read together with the sections in this prospectus entitled “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We have derived the consolidated statements of operations data for the years ended December 26, 2014 and December 25, 2015 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the nine months ended September 25, 2015 and September 23, 2016 and the consolidated balance sheet data as of September 23, 2016 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments that are necessary for the fair statement of our unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended		Nine Months Ended
	December 26, 2014	December 25, 2015	September 25, 2015	September 23, 2016
			(Unaudited)
	(In thousands, except share and per share amounts)
Consolidated Statement of Operations Data:
Net sales	$249,087	$290,641	$226,282	$274,339
Cost of sales(1)	212,747	242,087	188,197	230,349

Gross profit	36,340	48,554	38,085	43,990

Operating expenses:
Research and development(1)	3,915	4,813	3,469	4,229
Selling, general and administrative(1)	22,465	24,729	18,084	20,329
Amortization of intangible assets	6,411	6,411	4,808	5,210

Total operating expenses	32,791	35,953	26,361	29,768

Operating income	3,549	12,601	11,724	14,222
Interest expense	3,118	3,831	2,898	3,245
Other expense (income), net	253	(46)	(42)	(384)

Income from continuing operations before income taxes	178	8,816	8,868	11,361
Income tax benefit from continuing operations(2)	(5,604)	(3,991)	(3,924)	(1,427)

Net income from continuing operations	5,782	12,807	12,792	12,788
Income (loss) from discontinued operations before taxes	132	(7,406)	(718)	(4,013)
Income tax expense (benefit) from discontinued operations	(254)	(225)	(326)	26

Net income (loss) from discontinued operations	386	(7,181)	(392)	(4,039)

Net income	$6,168	$5,626	$12,400	$8,749

Other Financial Data:
Adjusted net income from continuing operations(3)	$11,688	$20,249	$17,909	$19,758

		As of September 23, 2016
	As of December 25, 2015	Actual	Pro Forma(5)	Pro Forma As Adjusted(6)
		(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and restricted cash	$24,188	$25,304	$25,304	$31,976
Working capital	24,860	35,626	35,626	42,298
Total assets	198,023	244,101	244,101	250,773
Total long-term debt(4)	65,000	81,260	81,260	41,260
Preferred stock	142,728	142,728	—	—
Total shareholders’ equity	74,678	84,772	84,772	131,444

(1)	Share-based compensation is included in the consolidated statement of operations data above was as follows:

	Year Ended		Nine Months Ended
	December 26, 2014	December 25, 2015	September 25, 2015	September 23, 2016
			(Unaudited)
	(In thousands)
Share-Based Compensation Expense:
Cost of sales	$33	$105	$22	$12
Research and development	51	46	35	27
Selling general and administrative	927	967	750	1,306

Total share-based compensation expense	$1,011	$1,118	$807	$1,345

(2)	Income tax expense (benefit) consists primarily of federal and state income tax benefits in the United States offset in part by income tax expense in certain foreign jurisdictions. Our historical income tax benefit resulted from losses recorded in the United States, where we incur the majority of our corporate expenses and which was being fully benefited through the third quarter of 2015 as a result of acquired deferred tax liabilities, offset by income in Singapore, which has no tax expense as a result of a tax holiday through 2019. Starting in the fourth quarter of 2015, the Company’s tax provision consisted primarily of foreign based tax provisions primarily in Malaysia and Scotland. We are no longer benefiting from losses generated in the United States, with the exception of the third quarter of 2016 during which we recorded a one-time tax benefit of $2.2 million related to the Ajax acquisition.
(3)	Adjusted net income is a financial measure that is not calculated in accordance with GAAP. We define adjusted net income as net income adjusted to exclude amortization of intangible assets, share-based compensation expense, non-recurring tax benefits associated with the acquisition of Ajax and other non-recurring expenses, net of the tax impact of such adjustments. Other non-recurring expenses include (i) expenses incurred in connection with preparation for an initial public offering contemplated in 2014 and 2015, (ii) consulting fees paid to Francisco Partners Consulting, LLC, an entity which is owned and controlled by individual operations executives who are associated with our principal shareholders but in which such shareholders hold no interest, (iii) the bonuses paid to members of our management in connection with the cash dividend paid by us in August 2015 and (iv) acquisition- related charges. We have provided below a reconciliation of adjusted net income to net income, the most directly comparable GAAP financial measure. Adjusted net income should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. In addition, our adjusted net income measure may not be comparable to similarly titled measures of other organizations as they may not calculate adjusted net income in the same manner as we calculate the measure.

The following table presents our adjusted net income from continuing operations and a reconciliation from net income from continuing operations, the most comparable GAAP measure, for the periods indicated:

	Year Ended		Nine Months Ended
	December 26, 2014	December 25, 2015	September 25, 2015	September 23, 2016
			(Unaudited)
	(In thousands)
Net income from continuing operations	$5,782	$12,807	$12,792	$12,788
Non-GAAP adjustments:
Amortization of intangible assets	6,411	6,411	4,808	5,210
Share-based compensation	1,011	1,118	807	1,345
Other non recurring expenses	1,905	4,154	2,402	2,753
Tax benefit related to Ajax acquisition	—	—	—	(2,271)
Tax adjustment related to non-GAAP adjustments(a)	(3,421)	(4,241)	(2,900)	(67)

Adjusted net income for continuing operations	$11,688	$20,249	$17,909	$19,758

(a)	The difference between (i) the adjustments to our tax provision (benefit) made in connection with the other non-GAAP adjustments made to determine adjusted net income and (ii) the GAAP tax provision (benefit) for the years ended December 26, 2014 and December 25, 2015 and for the nine months ended September 25, 2015 and September 23, 2016 is ($2,183), $250, ($1,024) and ($1,360), respectively.

Adjusted net income has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for net income or any of our other operating results reported under GAAP. Adjusted net income excludes some costs, namely, non-cash share-based compensation, amortization of intangible assets and other non-recurring expenses, and therefore it does not reflect the non-cash impact of such expenses. Other companies may calculate adjusted net income differently or may use other measures to evaluate their performance, both of which could reduce the usefulness of our adjusted net income as a tool for comparison.

Because of these limitations, you should consider adjusted net income alongside other financial performance measures, including net income and other financial results presented in accordance with GAAP. In addition, in evaluating adjusted net income, you should be aware that in the future we will incur expenses such as those that are the subject of adjustments in deriving adjusted net income and you should not infer from our presentation of adjusted net income that our future results will not be affected by these expenses or any unusual or non-recurring items.

(4)	Includes on an actual basis, $66.3 million outstanding under our term loan facility and $15.0 million outstanding under our revolving credit facility. The outstanding amount under our term loan facility reflected in our consolidated financial statements included elsewhere in this prospectus is net of $2.0 million of debt discount.
(5)	Reflects the conversion of all outstanding shares of our preferred stock into 142,728,221 ordinary shares and the subsequent 1 for 8.053363 reverse split of our ordinary shares to be effective upon or prior to the completion of this offering.
(6)	Reflects (i) all adjustments included in the pro forma column, and (ii) the sale by us of 5,877,778 ordinary shares in this offering at the initial public offering price of $9.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds as described in “Use of Proceeds.”

RISK FACTORS

This offering and an investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. As a result, the trading price of our ordinary shares could decline, and you could lose all or part of your investment in our ordinary shares.

Risks Related to Our Business

Our business depends significantly on expenditures by manufacturers in the semiconductor capital equipment industry, which, in turn, is dependent upon the semiconductor device industry. When that industry experiences cyclical downturns, demand for our products and services is likely to decrease, which would likely result in decreased sales. We may also be forced to reduce our prices during cyclical downturns without being able to proportionally reduce costs.

Our business, financial condition and results of operations depend significantly on expenditures by manufacturers in the semiconductor capital equipment industry. In turn, the semiconductor capital equipment industry depends upon the current and anticipated market demand for semiconductor devices. The semiconductor device industry is subject to cyclical and volatile fluctuations in supply and demand and in the past has periodically experienced significant downturns, which often occur in connection with declines in general economic conditions, and which have resulted in significant volatility in the semiconductor capital equipment industry. The semiconductor device industry has also experienced recurring periods of over-supply of products that have had a severe negative effect on the demand for capital equipment used to manufacture such products. We have experienced, and anticipate that we will continue to experience, significant fluctuations in customer orders for our products and services as a result of such fluctuations and cycles. Any downturns in the semiconductor device industry could have a material adverse effect on our business, financial condition and results of operations.

In addition, we must be able to appropriately align our cost structure with prevailing market conditions, effectively manage our supply chain and motivate and retain employees, particularly during periods of decreasing demand for our products. We may be forced to reduce our prices during periods of decreasing demand. While we operate under a low fixed cost model, we may not be able to proportionally reduce all of our costs if we are required to reduce our prices. If we are not able to timely and appropriately adapt to the changes in our business environment, our business, financial condition and results of operations will be materially adversely affected. The cyclical and volatile nature of the semiconductor device industry and the absence of long-term fixed or minimum volume contracts make any effort to project a material reduction in future sales volume difficult.

We rely on a very small number of OEM customers for a significant portion of our sales. Any adverse change in our relationships with these customers could materially adversely affect our business, financial condition and results of operations.

The semiconductor capital equipment industry is highly concentrated and has experienced significant consolidation in recent years. As a result, a relatively small number of OEM customers have historically accounted for a significant portion of our sales, and we expect this trend to continue for the foreseeable future. For fiscal 2015, our top two customers accounted for approximately 57% and 38%, respectively, of our total sales, and we expect that our sales will continue to be concentrated among a very small number of customers. We do not have any long-term contracts that require customers to place orders with us in fixed or minimum volumes. Accordingly, the success of our business depends on the success of our customers and those customers and other OEMs continuing to outsource the manufacturing of critical subsystems and process solutions to us. Because of the small number of OEMs in the markets we serve, a number of which are already our customers, it would be difficult to replace lost sales resulting from the loss of, or the reduction, cancellation or delay in purchase orders by, any one of these customers, whether due to a reduction in the amount of outsourcing they do, their giving orders to our competitors, their acquisition by an OEM who is not a customer or with whom we do less business, or otherwise. We have in the past lost business from customers for a number of these reasons. If we are unable to replace sales from customers who reduce the volume of products and services they purchase from us or terminate their relationship with us entirely, such events could have a material adverse impact on our business, financial condition and results of operations.

Additionally, if one or more of the largest OEMs were to decide to single- or sole-source all or a significant portion of manufacturing and assembly work to a single equipment manufacturer, such a development would heighten the risks discussed above.

Our customers exert a significant amount of negotiating leverage over us, which may require us to accept lower prices and gross margins or increased liability risk in order to retain or expand our market share with them.

By virtue of our largest customers’ size and the significant portion of our sales that is derived from them, as well as the competitive landscape, our customers are able to exert significant influence and pricing pressure in the negotiation of our commercial arrangements and the conduct of our business with them. Our customers often require reduced prices or other pricing, quality or delivery commitments as a condition to their purchasing from us in any given period or increasing their purchase volume, which can, among other things, result in reduced gross margins in order to maintain or expand our market share. Our customers’ negotiating leverage also can result in customer arrangements that may contain significant liability risk to us. For example, some of our customers require that we provide them indemnification against certain liabilities in our arrangements with them, including claims of losses by their customers caused by our products. Any increase in our customers’ negotiating leverage may expose us to increased liability risk in our arrangements with them, which, if realized, may have a material adverse effect on our business, financial condition and results of operations. In addition, new products often carry lower gross margins than existing products for several quarters following their introduction. If we are unable to retain and expand our business with our customers on favorable terms, or if we are unable to achieve gross margins on new products that are similar to or more favorable than the gross margins we have historically achieved, our business, financial condition and results of operations may be materially adversely affected.

The industries in which we participate are highly competitive and rapidly evolving, and if we are unable to compete effectively, our business, financial condition and results of operations could be materially adversely affected.

We face intense competition from other suppliers of gas or chemical delivery subsystems, as well as the internal manufacturing groups of OEMs. Increased competition has in the past resulted, and could in the future result, in price reductions, reduced gross margins or loss of market share, any of which would materially adversely affect our business, financial condition and results of operations. We are subject to significant pricing pressure as we attempt to maintain and increase market share with our existing customers. Our competitors may offer reduced prices or introduce new products or services for the markets currently served by our products and services. These products may have better performance, lower prices and achieve broader market acceptance than our products. OEMs also typically own the design rights to their products. Further, if our competitors obtain proprietary rights to these designs such that we are unable to obtain the designs necessary to manufacture products for our OEM customers, our business, financial condition and results of operations could be materially adversely affected.

Certain of our competitors may have or may develop greater financial, technical, manufacturing and marketing resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products and services, and reduce prices to increase market share. In addition to organic growth by our competitors, there may be merger and acquisition activity among our competitors and potential competitors that may provide our competitors and potential competitors with an advantage over us by enabling them to expand their product offerings and service capabilities to meet a broader range of customer needs. The introduction of new technologies and new market entrants may also increase competitive pressures.

We are exposed to risks associated with weakness in the global economy and geopolitical instability.

Our business is dependent upon manufacturers of semiconductor capital equipment, whose businesses in turn ultimately depend largely on consumer spending on semiconductor devices. Continuing uncertainty regarding the global economy continues to pose challenges to our business. Economic uncertainty and related factors, including current unemployment levels, uncertainty in European debt markets, geopolitical instability in various parts of the world, fiscal uncertainty in the U.S. economy, market volatility and the slow rate of recovery of many countries from recent recessions, exacerbate negative trends in business and consumer spending and may cause certain of our customers to push out, cancel or refrain from placing orders for products or services, which may reduce sales and materially adversely affect our business, financial condition and results of operations. Difficulties in obtaining capital, uncertain market conditions or reduced profitability may also cause some customers to scale back operations, exit businesses, merge with other manufacturers, or file for bankruptcy protection and potentially cease operations, leading to customers’ reduced research and development funding and/or capital expenditures and, in turn, lower orders from our customers and/or additional slow moving or obsolete inventory or bad debt expense for us. These conditions may also similarly affect our key suppliers, which could impair their ability to deliver parts and result in delays for our products or require us to either procure products from higher-cost suppliers, or if no additional suppliers exist, to reconfigure the design and manufacture of our products, and we may be unable to fulfill some customer orders. Any of these conditions or events could have a material adverse effect on our business, financial condition and results of operations.

If we do not keep pace with developments in the industries we serve and with technological innovation generally, our products and services may not be competitive.

Rapid technological innovation in the markets we serve requires us to anticipate and respond quickly to evolving customer requirements and could render our current product offerings, services and technologies obsolete. In particular, the design and manufacturing of semiconductors is constantly evolving and becoming more complex in order to achieve greater power, performance and efficiency with smaller devices. Capital equipment manufacturers need to keep pace with these changes by refining their existing products and developing new products.

We believe that our future success will depend upon our ability to design, engineer and manufacture products that meet the changing needs of our customers. This requires that we successfully anticipate and respond to technological changes in design, engineering and manufacturing processes in a cost-effective and timely manner. If we are unable to integrate new technical specifications into competitive product designs, develop the technical capabilities necessary to manufacture new products or make necessary modifications or enhancements to existing products, our business, financial condition and results of operations could be materially adversely affected.

The timely development of new or enhanced products is a complex and uncertain process which requires that we:

•	design innovative and performance-enhancing features that differentiate our products from those of our competitors;

•	identify emerging technological trends in the industries we serve, including new standards for our products;

•	accurately identify and design new products to meet market needs;

•	collaborate with OEMs to design and develop products on a timely and cost-effective basis;

•	ramp-up production of new products, especially new subsystems, in a timely manner and with acceptable yields;

•	manage our costs of product development and the costs of producing the products that we sell;

•	successfully manage development production cycles; and

•	respond quickly and effectively to technological changes or product announcements by others.

If we are unsuccessful in keeping pace with technological developments for the reasons above or other reasons, our business, financial condition and results of operations could be materially adversely affected.

We must design, develop and introduce new products that are accepted by OEMs in order to retain our existing customers and obtain new customers.

The introduction of new products is inherently risky because it is difficult to foresee the adoption of new standards, coordinate our technical personnel and strategic relationships and win acceptance of new products by OEMs. We attempt to mitigate this risk by collaborating with our customers during their design and development processes. We cannot, however, assure you that we will be able to successfully introduce, market and cost-effectively manufacture new products, or that we will be able to develop new or enhanced products and processes that satisfy customer needs. In addition, new capital equipment typically has a lifespan of five to ten years, and OEMs frequently specify which systems, subsystems, components and instruments are to be used in their equipment. Once a specific system, subsystem, component or instrument is incorporated into a piece of capital equipment, it will often continue to be purchased for that piece of equipment on an exclusive basis for 18-24 months before the OEM generates enough sales volume to consider adding alternative suppliers. Accordingly, it is important that our products are designed into the new systems introduced by the OEMs. If any of the new products we develop are not launched or successful in the market, our business, financial condition and results of operations could be materially adversely affected.

The manufacturing of our products is highly complex, and if we are not able to manage our manufacturing and procurement process effectively, our business, financial condition and results of operations may be materially adversely affected.

The manufacturing of our products is a highly complex process that involves the integration of multiple components and requires effective management of our supply chain while meeting our customers’ design-to-delivery cycle time requirements. Through the course of the manufacturing process, our customers may modify design and system configurations in response to changes in their own customers’ requirements. In order to rapidly respond to these modifications and deliver our products to our customers in a timely manner, we must effectively manage our manufacturing and procurement process. If we fail to manage this process effectively, we risk losing customers and damaging our reputation. We may also be subject to liability under our agreements with our customers if we or our suppliers fail to re-configure manufacturing processes or components in response to these modifications. In addition, if we acquire inventory in excess of demand or that does not meet customer specifications, we could incur excess or obsolete inventory charges. We have from time to time experienced bottlenecks and production difficulties that have caused delivery delays and quality control problems. These risks are even greater as we seek to expand our business into new subsystems. In addition, certain of our suppliers have been, and may in the future be, forced out of business as a result of the economic environment. In such cases, we may be required to procure products from higher-cost suppliers or, if no additional suppliers exist, reconfigure the design and manufacture of our products. This could materially limit our growth, adversely impact our ability to win future business and have a material adverse effect on our business, financial condition and results of operations.

Defects in our products could damage our reputation, decrease market acceptance of our products and result in potentially costly litigation.

A number of factors, including design flaws, material and component failures, contamination in the manufacturing environment, impurities in the materials used and unknown sensitivities to process conditions, such as temperature and humidity, as well as equipment failures, may cause our products to contain undetected errors or defects. Errors, defects or other problems with our products may:

•	cause delays in product introductions and shipments;

•	result in increased costs and diversion of development resources;

•	cause us to incur increased charges due to unusable inventory;

•	require design modifications;

•	result in liability for the unintended release of hazardous materials;

•	create claims for rework, replacement and/or damages under our contracts with customers, as well as indemnification claims from customers;

•	decrease market acceptance of, or customer satisfaction with, our products, which could result in decreased sales and increased product returns; or

•	result in lower yields for semiconductor manufacturers.

If any of our products contain defects or have reliability, quality or compatibility problems, our reputation may be damaged and customers may be reluctant to buy our products. We may also face a higher rate of product defects as we increase our production levels in periods of significant growth. Product defects could result in warranty and indemnification liability or the loss of existing customers or impair our ability to attract new customers. In addition, we may not find defects or failures in our products until after they are installed in a manufacturer’s fabrication facility. We may have to invest significant capital and other resources to correct these problems. Our current or potential customers also might seek to recover from us any losses resulting from defects or failures in our products. In addition, hazardous materials flow through and are controlled by certain of our products and an unintended release of these materials could result in serious injury or death. Liability claims could require us to spend significant time and money in litigation or pay significant damages.

We may incur unexpected warranty and performance guarantee claims that could materially adversely affect our business, financial condition and results of operations.

In connection with our products and services, we provide various product warranties, performance guarantees and indemnification rights. Warranty or other performance guarantee or indemnification claims against us could cause us to incur significant expense to repair or replace defective products or indemnify the affected customer for losses. In addition, quality issues can have various other ramifications, including delays in the recognition of sales, loss of sales, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on our reputation, all of which could materially adversely affect our business, financial condition and results of operations.

Our dependence on a limited number of suppliers may harm our production output and increase our costs, and may prevent us from delivering acceptable products on a timely basis.

Our ability to meet our customers’ demand for our products depends upon obtaining adequate supplies of quality components and other raw materials on a timely basis. In addition, our customers often specify components from particular suppliers that we must incorporate into our products. We also use consignment and just-in-time stocking programs, which means we carry very little inventory of components or other raw materials, and we rely on our suppliers to deliver necessary components and raw materials in a timely manner. However, our suppliers are under no obligation to provide us with components or other raw materials. As a result, the loss of or failure to perform by any of our key suppliers could materially adversely affect our ability to deliver products on a timely basis. In addition, if a supplier were unable to provide the volume of components we require on a timely basis and at acceptable prices and quality, we would have to identify and qualify replacements from alternative sources of supply. However, the process of qualifying new suppliers for complex components is also lengthy and could delay our production. We may also experience difficulty in obtaining sufficient supplies of components and raw materials in times of significant growth in our business. If we are unable to procure sufficient quantities of components or raw materials from suppliers, our customers may elect to delay or cancel existing orders or not place future orders, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to order and shipment uncertainties, and any significant reductions, cancellations or delays in customer orders could have a material adverse effect on our business, financial condition and results of operations.

Our sales are difficult to forecast because we generally do not have a material backlog of unfilled orders and because of the short time frame within which we are often required to manufacture and deliver products to our customers. Most of our sales for a particular quarter depend on customer orders placed during that quarter or shortly before it commences. Our contracts generally do not require our customers to commit to minimum purchase volumes. While most of our customers provide periodic rolling forecasts for product orders, those forecasts do not become binding until a formal purchase order is submitted, which generally occurs only a short time prior to shipment. As a result of the foregoing and the cyclicality and volatility of the industries we serve, it is difficult to predict future orders with precision. Occasionally, we order component inventory and build products in advance of the receipt of actual customer orders. Customers may cancel order forecasts, change production quantities from forecasted volumes or delay production for reasons beyond our control. Furthermore, reductions, cancellations or delays in customer order forecasts usually occur without penalty to, or compensation from, the customer. Reductions, cancellations or delays in forecasted orders could cause us to hold inventory longer than anticipated, which could reduce our gross profit, restrict our ability to fund our operations and result in unanticipated reductions or delays in sales. If we do not obtain orders as we anticipate, we could have excess components for a specific product and/or finished goods inventory that we would not be able to sell to another customer, likely resulting in inventory write-offs, which could have a material adverse effect on our business, financial condition and results of operations.

Because our customers generally require that they qualify our engineering, documentation, manufacturing and quality control procedures, our ability to add new customers quickly is limited.

We are generally required to qualify and maintain our status as a supplier for each of our customers. This is a time-consuming process that involves the inspection and approval by a customer of our engineering, documentation, manufacturing and quality control procedures before that customer will place orders with us. Our ability to lessen the adverse effect of any loss of, or reduction in sales to, an existing customer through the rapid addition of one or more new customers is limited in part because of these qualification requirements. Consequently, the risk that our business, financial condition and results of operations would be materially adversely affected by the loss of, or any reduction in orders by, any of our significant customers is increased. Moreover, if we lost our existing status as a qualified supplier to any of our customers, such customer could cancel its orders from us or otherwise terminate its relationship with us, which could have a material adverse effect on our business, financial condition and results of operations.

Restrictive covenants under our Credit Facilities may limit our current and future operations. If we fail to comply with those covenants, the lenders could cause outstanding amounts, which are currently substantial, to become immediately due and payable, and we might not have sufficient funds and assets to pay such loans.

As of September 23, 2016, we had $66.3 million of indebtedness outstanding under our term loan facility, or our Term Loan Facility, and $15.0 million of indebtedness outstanding under our $20.0 million revolving credit facility, or our Revolving Credit Facility, and together with our Term Loan Facility, our Credit Facilities. The outstanding amount of our Term Loan Facility reflected in our consolidated financial statements included elsewhere in this prospectus is net of $2.0 million of debt discount. We may incur additional indebtedness in the future. Our Credit Facilities contain certain restrictive covenants and conditions, including limitations on our ability to, among other things:

•	incur additional indebtedness or contingent obligations;

•	create or incur liens, negative pledges or guarantees;

•	make investments;

•	make loans;

•	sell or otherwise dispose of assets;

•	merge, consolidate or sell substantially all of our assets;

•	make certain payments on indebtedness;

•	pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments;

•	enter into certain agreements that restrict distributions from restricted subsidiaries;

•	enter into transactions with affiliates;

•	change the nature of our business; and

•	amend the terms of our organizational documents.

As a result of these covenants, we may be restricted in our ability to pursue new business opportunities or strategies or to respond quickly to changes in the industries that we serve. A violation of any of these covenants would be deemed an event of default under our Credit Facilities. In such event, upon the election of the lenders, the loan commitments under our Credit Facilities would terminate and the principal amount of the loans and accrued interest then outstanding would be due and payable immediately. A default may also result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders accelerate the repayment of our borrowings, we cannot assure you that we and our subsidiaries would have sufficient funds to repay such indebtedness or be able to obtain replacement financing on a timely basis or at all. These events could force us into bankruptcy or liquidation, which could have a material adverse effect on our business, financial condition and results of operations.

We also may need to negotiate changes to the covenants in the agreements governing our Credit Facilities in the future if there are material changes in our business, financial condition or results of operations, but we cannot assure you that we will be able to do so on terms favorable to us or at all.

Certain of our customers require that we consult with them in connection with specified fundamental changes in our business, and address any concerns or requests such customer may have in connection with a fundamental change. While those customers do not have contractual approval or veto rights with respect to fundamental changes, our failure to consult with such customers or to satisfactorily respond to their requests in connection with any such fundamental change could constitute a breach of contract or otherwise be detrimental to our relationships with such customers.

Certain of our key customers require that we consult with them in connection with specified fundamental changes in our business, including, among other things:

•	entering into any new line of business;

•	amending or modifying our organizational documents;

•	selling all or substantially all of our assets, or merging or amalgamating with a third party;

•	incur borrowings in excess of a specific amount;

•	making senior management changes;

•	entering into any joint venture arrangement; and

•	effecting an initial public offering.

These customers do not have contractual approval or veto rights with respect to any fundamental changes in our business. However, our failure to consult with such customers or to satisfactorily respond to their requests in connection with any such fundamental change could constitute a breach of contract or otherwise be detrimental to our relationships with such customers, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to generate sufficient cash to service all of our indebtedness, including under our Credit Facilities, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our indebtedness, including under our Credit Facilities, depends on our financial condition and results of operations, which are subject to prevailing economic and competitive conditions and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness. If we cannot make scheduled payments on our debt, we will be in default and, as a result, the lenders under our Credit Facilities could terminate their commitments to loan money, or foreclose against the assets securing such borrowings, and we could be forced into bankruptcy or liquidation, in each case, which would have a material adverse effect on our business, financial condition and results of operations.

Our business is largely dependent on the know-how of our employees, and we generally do not have an intellectual property position that is protected by patents.

We believe that the success of our business depends in part on our proprietary technology, information, processes and know-how and on our ability to operate without infringing on the proprietary rights of third parties. We rely on a combination of trade secrets and contractual confidentiality provisions and, to a much lesser extent, patents, copyrights and trademarks to protect our proprietary rights. Accordingly, our intellectual property position is more vulnerable than it would be if it were protected primarily by patents. We cannot assure you that we have adequately protected or will be able to adequately protect our technology, that our competitors will not be able to utilize our existing technology or develop similar technology independently, that the claims allowed with respect to any patents held by us will be broad enough to protect our technology or that foreign intellectual property laws will adequately protect our intellectual property rights. If we fail to protect our proprietary rights successfully, our competitive position could suffer. Any future litigation to enforce patents issued to us, to protect trade secrets or know-how possessed by us or to defend ourselves or to indemnify others against claimed infringement of the rights of others could have a material adverse effect on our business, financial condition and results of operations.

Third parties have claimed and may in the future claim we are infringing their intellectual property, which could subject us to litigation or licensing expenses, and we may be prevented from selling our products if any such claims prove successful.

We may in the future receive claims that our products, processes or technologies infringe the patents or other proprietary rights of third parties. In addition, we may be unaware of intellectual property rights of others that may be applicable to our products. Any litigation regarding our patents or other intellectual property could be costly and time-consuming and divert our management and key personnel from our business operations, any of which could have a material adverse effect on our business, financial condition and results of operations. The complexity of the technology involved in our products and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement may also require us to enter into costly license agreements. However, we may not be able to obtain licenses on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against the development, manufacture and sale of certain of our products if any such claims prove successful. We also rely on design specifications and other intellectual property of our customers in the manufacture of products for such customers. While our customer agreements generally provide for indemnification of us by a customer if we are subjected to litigation for third-party claims of infringement of such customer’s intellectual property, such indemnification provisions may not be sufficient to fully protect us from such claims, or our customers may breach such indemnification obligations to us, which could result in costly litigation to defend against such claims or enforce our contractual rights to such indemnification.

From time to time, we may become involved in other litigation and regulatory proceedings, which could require significant attention from our management and result in significant expense to us and disruptions in our business.

In addition to any litigation related to our intellectual property rights, we may in the future be named as a defendant from time to time in other lawsuits and regulatory actions relating to our business, such as commercial contract claims, employment claims and tax examinations, some of which may claim significant damages or cause us reputational harm. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot predict the ultimate outcome of any such proceeding. An unfavorable outcome could have a material adverse effect on our business, financial condition and results of operations or limit our ability to engage in certain of our business activities. In addition, regardless of the outcome of any litigation or regulatory proceeding, such proceedings are often expensive, time-consuming and disruptive to normal business operations and require significant attention from our management. As a result, any such lawsuits or proceedings could materially adversely affect our business, financial condition and results of operations.

The technology labor market is very competitive, and our business will suffer if we are unable to hire and retain key personnel.

Our future success depends in part on the continued service of our key executive officers, as well as our research, engineering, sales and manufacturing personnel, most of whom are not subject to employment or non-competition agreements. Competition for qualified personnel in the technology industry is particularly intense, and we operate in geographic locations in which labor markets are competitive. Our management team has significant industry experience and deep customer relationships, and therefore would be difficult to replace. In addition, our business is dependent to a significant degree on the expertise and relationships which only a limited number of engineers possess. Many of these engineers often work at our customers’ sites and serve as an extension of our customers’ product design teams. The loss of any of our key executive officers or key engineers and other personnel, including our engineers working at our customers’ sites, or the failure to attract additional personnel as needed, could have a material adverse effect on our business, financial condition and results of operations and could lead to higher labor costs, the use of less-qualified personnel and the loss of customers. In addition, if any of our key executive officers or other key employees were to join a competitor or form a competing company, we could lose customers, suppliers, know-how and key personnel.

We do not maintain key-man life insurance with respect to any of our employees. Our business will suffer if we are unable to attract, employ and retain highly skilled personnel.

Future acquisitions may present integration challenges, and if the goodwill, indefinite-lived intangible assets and other long-term assets recorded in connection with such acquisitions become impaired, we would be required to record impairment charges, which may be significant.

If we find appropriate opportunities in the future, we may acquire businesses, products or technologies that we believe are strategic. If we acquire a business, product or technology, the process of integration may produce unforeseen operating difficulties and expenditures, fail to result in expected synergies or other benefits and absorb significant attention of our management that would otherwise be available for the ongoing development of our business. In addition, in the event of any future acquisitions, we may record a portion of the assets we acquire as goodwill, other indefinite-lived intangible assets or finite-lived intangible assets. We do not amortize goodwill and indefinite-lived intangible assets, but rather review them for impairment on an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The recoverability of goodwill and indefinite-lived intangible assets is dependent on our ability to generate sufficient future earnings and cash flows. Changes in estimates, circumstances or conditions, resulting from both internal and external factors, could have a significant impact on our fair valuation determination, which could then have a material adverse effect on our business, financial condition and results of operations.

Our quarterly sales and operating results fluctuate significantly from period to period, and this may cause volatility in our stock price.

Our quarterly sales and operating results have fluctuated significantly in the past, and we expect them to continue to fluctuate in the future for a variety of reasons, including the following:

•

demand for and market acceptance of our products as a result of the cyclical nature of the industries we serve or otherwise, often resulting in reduced sales during industry downturns and increased sales during periods of industry recovery or growth;

•	overall economic conditions;

•	changes in the timing and size of orders by our customers;

•	strategic decisions by our customers to terminate their outsourcing relationship with us or give market share to our competitors;

•	consolidation by our customers;

•	cancellations and postponements of previously placed orders;

•	pricing pressure from either our competitors or our customers, resulting in the reduction of our product prices or loss of market share;

•

disruptions or delays in the manufacturing of our products or in the supply of components or raw materials that are incorporated into or used to manufacture our products, thereby causing us to delay the shipment of products;

•	decreased margins for several or more quarters following the introduction of new products, especially as we introduce new subsystems or other products or services;

•	changes in design-to-delivery cycle times;

•	inability to reduce our costs quickly in step with reductions in our prices or in response to decreased demand for our products;

•	changes in our mix of products sold;

•	write-offs of excess or obsolete inventory;

•	one-time expenses or charges; and

•	announcements by our competitors of new products, services or technological innovations, which may, among other things, render our products less competitive.

As a result of the foregoing, we believe that quarter-to-quarter comparisons of our sales and results of operations may not be meaningful and that these comparisons may not be an accurate indicator of our future performance. Changes in the timing or terms of a small number of transactions could disproportionately affect our results of operations in any particular quarter. Moreover, our results of operations in one or more future quarters may fail to meet our guidance or the expectations of securities analysts or investors. If this occurs, we would expect to experience an immediate and significant decline in the trading price of our ordinary shares.

Labor disruptions could materially adversely affect our business, financial condition and results of operations.

As of September 23, 2016, we had approximately 530 full time employees and approximately 141 contract or temporary workers worldwide. None of our employees are unionized, but in various countries, local law requires our participation in works councils. While we have not experienced any material work stoppages at any of our facilities, any stoppage or slowdown could cause material interruptions in manufacturing, and we cannot assure you that alternate qualified capacity would be available on a timely basis, or at all. As a result, labor disruptions at any of our facilities could materially adversely affect our business, financial condition and results of operations.

As a global company, we are subject to the risks of doing business internationally, including periodic foreign economic downturns and political instability, which may adversely affect our sales and cost of doing business in those regions of the world.

Foreign economic downturns have adversely affected our business and results of operations in the past and could adversely affect our business and results of operations in the future. In addition, other factors relating to the operation of our business outside of the United States may have a material adverse effect on our business, financial condition and results of operations in the future, including:

•	the imposition of governmental controls or changes in government regulations, including tax regulations;

•	difficulties in enforcing our intellectual property rights;

•	difficulties in developing relationships with local suppliers;

•	difficulties in attracting new international customers;

•	difficulties in complying with foreign and international laws and treaties;

•	restrictions on the export of technology;

•	compliance with U.S. and international laws involving international operations, including the Foreign Corrupt Practices Act, export control laws and export license requirements;

•	difficulties in achieving headcount reductions due to unionized labor and works councils;

•	restrictions on transfers of funds and assets between jurisdictions;

•	geo-political instability; and

•	trade restrictions and changes in taxes and tariffs.

In the future, we may seek to expand our presence in certain foreign markets or enter emerging markets. Evaluating or entering into an emerging market may require considerable management time, as well as start-up expenses for market development before any significant sales and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local political, economic and market conditions. As we continue to operate our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and the other risks noted above. The impact of any one or more of these factors could materially adversely affect our business, financial condition and results of operations.

We are subject to fluctuations in foreign currency exchange rates which could cause operating results and reported financial results to vary significantly from period to period.

The vast majority of our sales are denominated in U.S. Dollars. Many of the costs and expenses associated with our Singapore, Malaysian and U.K. operations are paid in Singapore Dollars, Malaysian Ringgit or British Pounds (or Euros), respectively, and we expect our exposure to these currencies to increase as we increase our operations in those countries. As a result, our risk exposure from transactions denominated in non-U.S. currencies is primarily related to the Singapore Dollar, Malaysian Ringgit, British Pound and Euro. In addition, because the majority of our sales are denominated in the U.S. Dollar, if one or more of our competitors sells to our customers in a different currency than the U.S. Dollar, we are subject to the risk that the competitors’ products will be relatively less expensive than our products due to exchange rate effects. We have not historically established transaction-based hedging programs. Foreign currency exchange risks inherent in doing business in foreign countries could have a material adverse effect on our business, financial condition and results of operations.

We are subject to numerous environmental laws and regulations, which could require us to incur environmental liabilities, increase our manufacturing and related compliance costs or otherwise adversely affect our business.

We are subject to a variety of federal, state, local and foreign laws and regulations governing the protection of the environment. These environmental laws and regulations include those relating to the use, storage, handling, discharge, emission, disposal and reporting of toxic, volatile or otherwise hazardous materials used in our manufacturing processes. These materials may have been or could be released into the environment at properties currently or previously owned or operated by us, at other locations during the transport of materials or at properties to which we send substances for treatment or disposal. In addition, we may not be aware of all environmental laws or regulations that could subject us to liability in the United States or internationally. If we were to violate or become liable under environmental laws and regulations or become non-compliant with permits required at some of our facilities, we could be held financially responsible and incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our ordinary shares to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report to shareholders. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

Additionally, to comply with the requirements of being a public company, we may need to undertake various costly and time-consuming actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff, which may adversely affect our business, financial condition and results of operations.

In early 2015, we identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our share price.

In early 2015, we identified a material weakness in our internal control over financial reporting. Specifically, we had overstated our liabilities for the goods received but not invoiced account and cost of goods sold relating to certain aged transactions, whereby accounts payable was not reduced on a timely basis. To remediate this weakness, we have initiated compensating controls regarding the reconciliation of these accounts at the end of each period, including implementing a new account reconciliation tool and a more detailed account review. Despite our efforts, we may identify additional related or unrelated material weaknesses or significant deficiencies in the future. If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

There are limitations on the effectiveness of controls, and the failure of our control systems may materially and adversely impact us.

We do not expect that disclosure controls or internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control systems to prevent error or fraud could have a material adverse effect on our business, financial condition and results of operations.

Compliance with recently adopted rules of the SEC relating to “conflict minerals” may require us and our suppliers to incur substantial expense and may result in disclosure by us that certain minerals used in products we manufacture are not “DRC conflict free.”

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, required the SEC to promulgate rules requiring disclosure by a public company of any “conflict minerals” (tin, tungsten, tantalum and gold) necessary to the functionality or production of a product manufactured or contracted to be manufactured by such company. The SEC adopted final rules in 2012 which took effect at the end of January 2013. Because we manufacture products which may contain tin, tungsten, tantalum or gold, we will be required under these rules to determine whether those minerals are necessary to the functionality or production of our products and, if so, conduct a country of origin inquiry with respect to all such minerals. If any such minerals may have originated in the Democratic Republic of the Congo, or the DRC, or any of its adjoining countries, or the “covered countries,” then we and our suppliers must conduct diligence on the source and chain of custody of the conflict minerals to determine if they did originate in one of the covered countries and, if so, whether they financed or benefited armed groups in the covered countries. Disclosures relating to the products which may contain conflict minerals, the country of origin of those minerals and whether they are “DRC conflict free” must be provided in a Form SD (and accompanying conflict minerals report if one is required to disclose the diligence undertaken by us in sourcing the minerals and our conclusions relating to such diligence). If we are required to submit a conflict minerals report, that report must be audited by an independent auditor pursuant to existing government auditing standards, unless (for the first two years) we are unable to determine whether the minerals are “DRC conflict free.” Compliance with this new disclosure rule may be very time consuming for management and our supply chain personnel (as well as time consuming for our suppliers) and could involve the expenditure of significant amounts of money and resources by us and them. Disclosures by us mandated by the new rules which are perceived by the market to be “negative” may cause customers to refuse to purchase our products. We are currently unable to assess the cost of compliance with this rule, and we cannot assure you that such cost will not have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by man-made disruptions, such as terrorism.

Our facilities could be subject to a catastrophic loss caused by natural disasters, including fires and earthquakes. If any of our facilities were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, reduce sales and result in large expenses to repair or replace the facility. In addition, we may experience extended power outages at our facilities. Disruption in supply resulting from natural disasters or other causalities or catastrophic events may result in certain of our suppliers being unable to deliver sufficient quantities of components or raw materials at all or in a timely manner, disruptions in our operations or disruptions in our customers’ operations. To the extent that natural disasters or other calamities or causalities should result in delays or cancellations of customer orders, or the delay in the manufacture or shipment of our products, our business, financial condition and results of operations would be adversely affected.

Changes in tax laws, tax rates or tax assets and liabilities could materially adversely affect our financial condition and results of operations.

As a global company, we are subject to taxation in the United States and various other countries. Significant judgment is required to determine and estimate worldwide tax liabilities. Our future annual and quarterly tax rates could be affected by numerous factors, including changes in applicable tax laws, the amount and composition of pre-tax income in countries with differing tax rates or valuation of our deferred tax assets and liabilities. We have significant operations in the United States and our holding company structure includes entities organized in the Cayman Islands, Netherlands, Singapore and Scotland. As a result, changes in applicable tax laws in these jurisdictions could have a material adverse effect on our financial condition and results of operations.

We are also subject to regular examination by the Internal Revenue Service and other tax authorities, and from time to time we initiate amendments to previously filed tax returns. We regularly assess the likelihood of favorable or unfavorable outcomes resulting from these examinations and amendments to determine the adequacy of our provision for income taxes, which requires estimates and judgments. Although we believe our tax estimates are reasonable, we cannot assure you that the tax authorities will agree with such estimates. We may have to engage in litigation to achieve the results reflected in the estimates, which may be time-consuming and expensive. We cannot assure you that we will be successful or that any final determination will not be materially different from the treatment reflected in our historical income tax provisions and accruals, which could materially and adversely affect our financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Ordinary Shares

An active trading market for our ordinary shares may not develop, and you may not be able to sell your ordinary shares at or above the initial public offering price.

Prior to the completion of this offering, there has been no public market for our ordinary shares. An active trading market for our ordinary shares may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your ordinary shares at an attractive price, or at all. The price for our ordinary shares in this offering will be determined by negotiations with the underwriters and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your ordinary shares at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our ordinary shares in the future, and it may impair our ability to attract and motivate our employees through equity incentive awards.

You should consider an investment in our ordinary shares to be risky, and you should invest in our ordinary shares only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our ordinary shares to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:

•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in earnings estimates or recommendations by securities analysts, if any, who cover our ordinary shares;

•	speculation about our business in the press or investment community;

•	failures to meet external expectations or management guidance;

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•

changes in our capital structure or dividend policy, future issuances of securities, sales of large blocks of ordinary shares by our shareholders, including Francisco Partners, our incurrence of additional debt or our failure to comply with the agreements governing our Credit Facilities;

•	our decision to enter new markets;

•	reputational issues;

•	additions or departures of key members of our management team or significant changes in our board of directors;

•	changes in general economic and market conditions in any of the regions in which we conduct our business;

•	material litigation or government investigations;

•	the expiration of lock-up agreements;

•	changes in industry conditions or perceptions; and

•	changes in applicable laws, rules or regulations.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our ordinary shares could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our share price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Future sales of our ordinary shares, or the perception in the public markets that these sales may occur, may depress our share price.

Sales of substantial amounts of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our ordinary shares and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have 23,727,787 ordinary shares outstanding (or 24,609,454 shares if the underwriters exercise in full their option to purchase additional shares from us). The ordinary shares offered in this offering will be freely tradable without restriction under the Securities Act, except that any ordinary shares that may be acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining ordinary shares, representing approximately 75.2% of our total outstanding ordinary shares following this offering (assuming the underwriters do not exercise their option to purchase additional shares), will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144 or Rule 701, as described in “Shares Eligible for Future Sale.”

We, each of our executive officers and directors and the holders of substantially all of our ordinary shares (including Francisco Partners) have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the ordinary shares or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus (subject to extension in certain circumstances). The representatives of the underwriters may, in their sole discretion, release any of these shares from these restrictions at any time without notice. See “Underwriting.”

After the lock-up agreements pertaining to this offering expire, all shares subject to such agreements will be eligible for sale in the public market subject to the provisions of Rule 144 or Rule 701. After this offering, subject to any lock-up restrictions, holders of approximately 17.9 million ordinary shares will also have the right to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and the holders of these securities. See “Shares Eligible for Future Sale—Registration Rights” for a more detailed description of these rights.

In addition, we intend to file a registration statement to register all shares subject to equity awards outstanding or reserved for future issuance under our equity compensation plans. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. See “Shares Eligible for Future Sale” for a more detailed description of these rights and the restrictions on selling our ordinary shares after this offering.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of our ordinary shares issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding ordinary shares.

We are a “controlled company” and, as a result, we are exempt from obligations to comply with certain corporate governance requirements.

Upon the completion of this offering, Francisco Partners will own approximately 17.7 million ordinary shares, or approximately 74.7% of our outstanding ordinary shares (or approximately 72.0% of our outstanding shares if the underwriters exercise in full their option to purchase additional shares from us). Accordingly, we will be a “controlled company” for purposes of NASDAQ listing requirements. As such, we will be exempt from the obligation to comply with certain corporate governance requirements, including the requirements that a majority of our board of directors consists of independent directors, and that we have nominating and compensation committees that are each composed entirely of independent directors. These exemptions do not modify the requirement for a fully independent audit committee, which is permitted to be phased-in as follows: (1) one independent committee member at the time of our initial public offering; (2) a majority of independent committee members within 90 days of our initial public offering; and (3) all independent committee members within one year of our initial public offering. Similarly, once we are no longer a “controlled company,” we must comply with the independent board committee requirements as they relate to the nominating and compensation committees, on the same phase-in schedule as set forth above, with the trigger date being the date we are no longer a “controlled company” as opposed to our initial public offering date. Additionally, we will have 12 months from the date we cease to be a “controlled company” to have a majority of independent directors on our board of directors.

In addition, our amended and restated memorandum and articles of association that will become effective upon or prior to the completion of this offering will contain a provision that provides Francisco Partners the right to designate: (i) all of the nominees for election to our board of directors for so long as Francisco Partners beneficially owns 40% or more of the total number of ordinary shares then outstanding; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Francisco Partners beneficially owns at least 30% and less than 40% of the total number of ordinary shares then outstanding; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Francisco Partners beneficially owns at least 20% and less than 30% of the total number of ordinary shares then outstanding; (iv) two directors for so long as Francisco Partners beneficially owns at least 10% and less than 20% of the total number of ordinary shares then outstanding; and (v) one director for so long as Francisco Partners beneficially owns at least 5% and less than 10% of the total number of ordinary shares then outstanding. This provision will also provide that Francisco Partners may assign such right to an affiliate of Francisco Partners. Our amended and restated memorandum and articles of association will prohibit us from increasing or decreasing the size of our board of directors without the prior written consent of Francisco Partners for so long as it has nomination rights.

We are controlled by Francisco Partners, whose interests may conflict with yours. The concentrated ownership of our ordinary shares will prevent you and other shareholders from influencing significant decisions.

As a result of its ownership of our ordinary shares, Francisco Partners, so long as it holds a majority of our outstanding ordinary shares, will have the ability to control the outcome of matters submitted to a vote of shareholders and, through our board of directors, the ability to control decision-making with respect to our business direction and policies. Matters over which Francisco Partners will, directly or indirectly, exercise control following this offering include:

•	the election of our board of directors and the appointment and removal of our officers;

•	mergers and other business combination transactions, including proposed transactions that would result in our shareholders receiving a premium price for their shares;

•	other acquisitions or dispositions of businesses or assets;

•	incurrence of indebtedness and the issuance of equity securities;

•	the repurchase of shares and payment of dividends; and

•	the issuance of shares to management under our equity compensation plans.

Even if Francisco Partners’ ownership of our ordinary shares falls below a majority, it may continue to be able to strongly influence or effectively control our decisions. Under Cayman Islands Law, Francisco Partners and its affiliates do not have any obligation to present to us, and Francisco Partners and its affiliates may separately pursue, corporate opportunities of which they become aware, even if those opportunities are ones that we would have pursued if granted the opportunity. For additional information about our relationship with Francisco Partners, see “Certain Relationships and Related Party Transactions.”

You will incur immediate dilution as a result of this offering.

If you purchase ordinary shares in this offering, you will pay more for your shares than the pro forma net tangible book value of your shares. As a result, you will incur immediate dilution of $8.14 per share, representing the difference between the initial public offering price of $9.00 per share and our pro forma net tangible book value per share as of September 23, 2016 after giving effect to this offering of $0.86. Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase ordinary shares granted to our employees, consultants and directors under our equity compensation plans. See “Dilution.”

We are an “emerging growth company” and may elect to comply with reduced public company reporting requirements, which could make our ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years after the first sale of our ordinary shares pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2021. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have taken advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our ordinary shares may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on these exemptions. If some investors find our ordinary shares less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our ordinary shares and the price for our ordinary shares may be more volatile.

Under the JOBS Act, emerging growth companies may also elect to delay adoption of new or revised accounting standards until such time as those standards apply to private companies. We have elected not to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies.

We do not expect to pay any cash dividends for the foreseeable future.

On August 11, 2015, our board of directors approved and we declared a one-time approximately $22.1 million cash dividend on our outstanding preferred shares using proceeds from borrowings under our Credit Facilities and cash on hand. However, we do not anticipate that we will pay any cash dividends on our ordinary shares for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, contractual restrictions (including those under our Credit Facilities and any potential indebtedness we may incur in the future), restrictions imposed by applicable law, tax considerations and other factors our board of directors deems relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our ordinary shares, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our ordinary shares.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of our shareholders.

Our articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of control transactions, including, among other things:

•

provisions that authorize our board of directors, without action by our shareholders, to issue additional ordinary shares and preferred shares with preferential rights determined by our board of directors;

•

provisions that permit only a majority of our board of directors or the chairman of our board of directors to call shareholder meetings and therefore do not permit shareholders to call shareholder meetings;

•

provisions that impose advance notice requirements, minimum shareholding periods and ownership thresholds, and other requirements and limitations on the ability of shareholders to propose matters for consideration at shareholder meetings; provided, however, at any time when Francisco Partners beneficially owns, in the aggregate, at least 5% of our ordinary shares, such advance notice procedure will not apply to it; and

•	a staggered board whereby our directors are divided into three classes, with each class subject to re-election once every three years on a rotating basis.

These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. With our staggered board of directors, at least two annual meetings of shareholders are generally required in order to effect a change in a majority of our directors. Our staggered board of directors can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to gain control of our board of directors in a relatively short period of time. For a further discussion of these and other such anti-takeover provisions, see “Description of Share Capital.”

The issuance of preferred shares could adversely affect holders of ordinary shares.

Our board of directors is authorized to issue preferred shares without any action on the part of holders of our ordinary shares. Our board of directors also has the power, without shareholder approval, to set the terms of any such preferred shares that may be issued, including voting rights, dividend rights, preferences over our ordinary shares with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred shares in the future that have preference over our ordinary shares with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred shares with voting rights that dilute the voting power of our ordinary shares, the rights of holders of our ordinary shares or the price of our ordinary shares could be adversely affected.

Our management will have significant flexibility in using the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

We intend to use approximately $40.0 million of the net proceeds from this offering to repay outstanding borrowings under our Credit Facilities and the remainder for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that we believe will complement our business. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. We do not have more specific plans for the net proceeds from this offering. Therefore, our management will have significant flexibility in applying most of the net proceeds we receive from this offering. The net proceeds could be applied in ways that do not improve our operating results. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less exhaustive body of securities laws as compared to the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and a portion our assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us in the United States in the event that you believe that your rights have been infringed under U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands, see “Enforcement of Civil Liabilities Under U.S. Federal Securities Laws.”

There can be no assurance that we will not be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Our PFIC status for any taxable year can be determined only after the close of that year.

Based on the current and anticipated value of our assets and the composition of our income and assets, we do not expect to be treated as a PFIC for U.S. federal income purposes for our current taxable year ending December 30, 2016. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our current taxable year ending December 30, 2016, or for any future taxable year or that the IRS will not take a contrary position.

If we are a PFIC for any taxable year during which a U.S. person holds ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Material Tax Considerations—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.” You are strongly urged to consult your tax advisors as to whether or not we will be a PFIC.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact included in this prospectus are forward-looking statements. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. These statements are contained in many sections of this prospectus, including those entitled “Prospectus Summary,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions or expectations. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected.

Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained in this prospectus under the heading “Risk Factors,” as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

We are organized under the laws of the Cayman Islands. As a result, although we have appointed our subsidiary, Ichor Systems, Inc., as our agent for service of process in the United States, it may be difficult for a shareholder to effect service of process within the United States upon us, or to enforce against us judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

The Company has been advised by its Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against the Company judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State, and (2) in original actions brought in the Cayman Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of 5,877,778 ordinary shares in this offering will be approximately $46.7 million, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $54.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to fund our operations and growth, to create a public market for our ordinary shares and to facilitate our future access to the public equity markets. We expect to use approximately $40.0 million of the net proceeds of this offering to repay outstanding borrowings under our Credit Facilities, of which approximately $25.0 million is expected be used to repay borrowings under our Term Loan Facility and approximately $15.0 million is expected be used to repay borrowings under our Revolving Credit Facility. The remainder of the net proceeds will be used for general corporate purposes, which we expect to include funding working capital, operating expenses and the selective pursuit of business development opportunities in our focus segment areas. At this time, other than the repayment of indebtedness under our Credit Facilities, we have not specifically identified a large single use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

In April 2016, we increased our Term Loan Facility by an additional principal amount of $15.0 million to finance, along with $4.0 million under our Revolving Credit Facility, the Ajax Acquisition.

As of September 23, 2016, we had $66.3 million of indebtedness outstanding under our Term Loan Facility and $15.0 million of indebtedness outstanding under our Revolving Credit Facility, which Credit Facilities mature on August 11, 2020. The outstanding amount of our Term Loan Facility reflected in our consolidated financial statements included elsewhere in this prospectus is net of $2.0 million of debt discount. Borrowings under our Credit Facilities bear interest (x) for base rate loans, at the “base rate” (as defined below) plus 3.00% or (y) for eurodollar loans, at the “eurodollar rate” (as defined below) plus 4.00%. The base rate equals the highest of (i) the prime rate, (ii) the federal funds effective rate plus 0.50% and (iii) the eurodollar rate plus 1.00%. The eurodollar rate equals LIBOR, provided that with respect to our Term Loan Facility only, LIBOR shall not be less than 1.00%. As of September 23, 2016, the applicable interest rate under our Credit Facilities was 4.89% per annum. No prepayment penalty is owed with respect to the prepayment we intend to make using proceeds of this offering.

DIVIDEND POLICY

In August 2015, our board of directors approved and we declared a one-time approximately $22.1 million cash dividend, or the 2015 Dividend, on our outstanding preferred shares using proceeds from our Credit Facilities and cash on hand. However, we do not anticipate that we will pay any cash dividends on our ordinary shares for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, contractual restrictions (including those under our Credit Facilities and any potential indebtedness we may incur in the future), restrictions imposed by applicable law, tax considerations and other factors our board of directors deems relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our ordinary shares, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our ordinary shares.

Because we are a holding company, our ability to pay cash dividends on our ordinary shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries. In particular, the agreements governing our and our subsidiaries’ indebtedness, including our Credit Facilities, contain restrictions on the ability of our subsidiaries to make cash dividends to us.

CAPITALIZATION

The following table sets forth our cash and restricted cash and consolidated capitalization as of September 23, 2016 on:

•	a historical basis;

•

a pro forma basis to give effect to the conversion of all outstanding Series A preferred shares into 142,728,221 ordinary shares and the subsequent 1 for 8.053363 reverse split of our ordinary shares; and

•

a pro forma as adjusted basis to also give effect to the issuance and sale of 5,877,778 ordinary shares in this offering at the initial public offering price of $9.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds as described in “Use of Proceeds.”

You should read the following table in conjunction with the sections entitled “Prospectus Summary-Recent Developments,” “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	September 23, 2016
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands except share data)

Cash and restricted cash	$25,304	$25,304	$31,976
Long-term debt:
Senior credit facilities:
Revolving credit facility	15,000	15,000	—
Term loan	66,260	66,260	41,260

Total long-term debt(1)	81,260	81,260	41,260
Equity:
Preferred shares, par value $0.0001 per share, 150,000,000 shares authorized, 142,728,221 shares issued and outstanding, actual; 20,000,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	142,728	—	—
Ordinary shares, par value $0.0001 per share, 250,000,000 shares authorized and 1,024,405 shares issued and outstanding, actual; 200,000,000 shares authorized and 17,850,009 shares issued and outstanding, pro forma; 200,000,000 shares authorized and 23,727,787 issued and outstanding, pro forma as adjusted	—	2	2
Additional paid-in-capital	4,349	147,075	193,747
Retained earnings	(62,305)	(62,305)	(62,305)

Total equity	84,772	84,772	131,444

Total capitalization	$166,032	$166,032	$172,704

(1)	Includes $66.3 million outstanding under our Term Loan Facility and $15.0 million outstanding under our Revolving Credit Facility, as of September 23, 2016. The outstanding amount under our term loan facility reflected in our consolidated financial statements included elsewhere in this prospectus is net of $2.0 million of debt discount.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and the pro forma net tangible book deficit per ordinary share immediately after this offering. Net tangible book deficit per share represents:

•	total assets less intangible assets;

•	reduced by our total liabilities; and

•	divided by the number of ordinary shares outstanding.

Dilution per share represents the difference between the amount per share paid by purchasers of our ordinary shares in this offering and the pro forma net tangible book deficit per share immediately after this offering. As of September 23, 2016, our net tangible book deficit was approximately $26.3 million, or $25.65 per share. As of September 23, 2016, our pro forma net tangible book deficit was approximately $26.3 million, or $1.47 per share based on 17,850,009 ordinary shares outstanding prior to this offering, which includes the assumed conversion of preferred shares into ordinary shares immediately prior to the completion of this offering and the subsequent 1 for 8.053363 reverse split of our ordinary shares. After giving effect to our sale in this offering of 5,877,778 ordinary shares at the initial public offering price of $9.00 per share, after deducting underwriting discounts and commissions and estimated expenses payable by us, our pro forma net tangible book value per share as of September 23, 2016 would have been $0.86 per share. This represents an immediate dilution of $8.14 per share to investors purchasing our ordinary shares in this offering. The following table illustrates this dilution per share:

Initial public offering price per share		$9.00
Pro forma net tangible book deficit per share as of September 23, 2016	$(1.47)
Increase per share attributable to new investors	2.33

Pro forma net tangible book value per share as of September 23, 2016 after giving effect to this offering		0.86

Dilution per share to new investors		$8.14

The following table summarizes as of September 23, 2016, on an as adjusted basis, the number of ordinary shares purchased, the total consideration paid and the average price per share paid by our existing shareholders and by purchasers in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percentage	Amount	Percentage
Existing shareholders	17,850,009	75%	$142,728,221	73%	$8.00
New investors	5,877,778	25	52,900,002	27	9.00

Total	23,727,787	100%	$195,628,223	100%

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, our existing shareholders would own approximately 72% and our new investors would own approximately 28% of the total number of our ordinary shares outstanding after this offering.

To the extent that any options or other equity incentive grants are issued in the future (including pursuant to the equity incentive plan we expect to adopt in connection with the completion of this offering) with an exercise price or purchase price below the initial public offering price, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our historical selected consolidated financial data. The selected consolidated statement of operations data for the years ended December 26, 2014 and December 25, 2015 and the selected balance sheet data as of December 26, 2014 and December 25, 2015 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated statement of operations data for the nine months ended September 25, 2015 and September 23, 2016 and the selected balance sheet data as of September 23, 2016 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial information has been prepared on the same basis as the annual consolidated financial information and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of September 23, 2016 and the results of operations for the nine months ended September 25, 2015 and September 23, 2016.

Our historical results are not necessarily indicative of the results that may be expected in the future and interim results are not necessarily indicative of results to be expected for the full year. You should read the selected historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Year Ended		Nine Months Ended
	December 26, 2014	December 25, 2015	September 25, 2015	September 23, 2016
			(Unaudited)
	(In thousands, except share and per share amounts)
Consolidated Statement of Operations Data:
Net sales	$249,087	$290,641	$226,282	$274,339
Cost of sales(1)	212,747	242,087	188,197	230,349

Gross profit	36,340	48,554	38,085	43,990
Operating expenses:
Research and development(1)	3,915	4,813	3,469	4,229
Selling, general and administrative(1)	22,465	24,729	18,084	20,329
Amortization of intangible assets	6,411	6,411	4,808	5,210

Total operating expenses	32,791	35,953	26,361	29,768

Operating income	3,549	12,601	11,724	14,222
Interest expense	3,118	3,831	2,898	3,245
Other expense (income), net	253	(46)	(42)	(384)

Income from continuing operations before income taxes	178	8,816	8,868	11,361
Income tax benefit from continuing operations(2)	(5,604)	(3,991)	(3,924)	(1,427)

Net income from continuing operations	5,782	12,807	12,792	12,788
Income (loss) from discontinued operations before taxes	132	(7,406)	(718)	(4,013)
Income tax expense (benefit) from discontinued operations	(254)	(225)	(326)	26

Net income (loss) from discontinued operations	386	(7,181)	(392)	(4,039)

Net income	6,168	5,626	12,400	8,749

Less: Preferred stock dividend	—	(22,127)	—	—
Less: Undistributed earnings attributable to preferred shareholders	(6,165)	—	(12,773)	(12,663)

Net income (loss) attributable to common shareholders	$3	$(16,501)	$(373)	$(3,914)

Net income (loss) per share from continuing operations attributable to common shareholders:(3)
Basic	$0.04	$(36.31)	$0.09	$0.16
Diluted	$0.02	$(36.31)	$0.05	$0.05
Net income (loss) per share attributable to common stockholders:(3)
Basic	$0.04	$(64.28)	$(1.74)	$(4.95)
Diluted	$0.02	$(64.28)	$(1.78)	$(5.06)
Shares used to compute net income (loss) from continuing operations per share attributable to common stockholders:(3)
Basic	67,663	256,701	213,935	790,678
Diluted	148,357	256,701	414,028	2,392,154
Shares used to compute net income per share attributable to common stockholders:(3)
Basic	67,663	256,705	214,368	790,707
Diluted	148,357	256,705	209,551	773,518

	Year Ended		Nine Months Ended
	December 26, 2014	December 25, 2015	September 23, 2016
			(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and restricted cash	$14,373	$24,188	$25,304
Working capital	28,117	24,860	35,626
Total assets	215,563	198,023	244,101
Total long-term debt(4)	55,750	65,000	81,260
Preferred stock	142,728	142,728	142,728
Total shareholders’ equity	90,061	74,678	84,772

(1)	Share-based compensation included in the consolidated statement of operations data above was as follows:

	Year Ended		Nine Months Ended
	December 26, 2014	December 25, 2015	September 25, 2015	September 30, 2016
			(Unaudited)
	(In thousands)
Share-Based Compensation Expense:
Cost of sales	$33	$105	$22	$12
Research and development	51	46	35	27
Selling general and administrative	927	967	750	1,306

Total share-based compensation expense	$1,011	$1,118	$807	$1,345

(2)	Income tax expense (benefit) consists primarily of federal and state income tax benefits in the United States offset in part by income tax expense in certain foreign jurisdictions. Our historical income tax benefit resulted from losses recorded in the United States, where we incur the majority of our corporate expenses and which was being fully benefited through the third quarter of 2015 as a result of acquired deferred tax liabilities, offset by income in Singapore, which has no tax expense as a result of a tax holiday through 2019. Starting in the fourth quarter of 2015, the Company’s tax provision consisted primarily of foreign based tax provisions primarily in Malaysia and Scotland. We are no longer benefiting from losses generated in the United States, with the exception of the third quarter of 2016 during which we recorded a one-time tax benefit of $2.2 million related to the Ajax acquisition.
(3)	Please see Note 14 of our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our actual basic and diluted net income per share and our pro forma unaudited basic and diluted net income per share.
(4)	Does not include debt discount of $615, $2,412 and $2,017 as of December 26, 2014, December 25, 2015 and September 23, 2016, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements based upon our current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors”.

Our fiscal year ends on the last Friday of December and our fiscal quarters end on the last Friday of the 13th week of the year, the last Friday of June and the last Friday of September, respectively. The fiscal years ended December 26, 2014 and December 25, 2015, referred to herein as fiscal 2014 and fiscal 2015, respectively, had 52 weeks each, and the fiscal year ended December 30, 2016 will have 53 weeks. The third fiscal quarters ended September 25, 2015 and September 23, 2016 each had 13 weeks.

Overview

We are a leader in the design, engineering and manufacturing of critical fluid delivery subsystems for semiconductor capital equipment. Our primary offerings include gas and chemical delivery subsystems, collectively known as fluid delivery subsystems, which are key elements of the process tools used in the manufacturing of semiconductor devices. Our gas delivery subsystems deliver, monitor and control precise quantities of the specialized gases used in semiconductor manufacturing processes such as etch and deposition. Our chemical delivery subsystems precisely blend and dispense the reactive liquid chemistries used in semiconductor manufacturing processes such as electroplating and cleaning. We also manufacture certain components for internal use in fluid delivery systems and for direct sales to our customers. This vertically integrated portion of our business is primarily focused on metal and plastic parts that are used in gas and chemical systems, respectively.

Fluid delivery subsystems ensure accurate measurement and uniform delivery of specialty gases and chemicals at critical steps in the semiconductor manufacturing process. Any malfunction or material degradation in fluid delivery reduces yields and increases the likelihood of manufacturing defects in these processes. Historically, semiconductor OEMs internally designed and manufactured the fluid delivery subsystems used in their process tools. Currently, most OEMs outsource the design, engineering and manufacturing of their gas delivery subsystems to a few specialized suppliers, including us. Additionally, many OEMs are also increasingly outsourcing the design, engineering and manufacturing of their chemical delivery subsystems due to the increased fluid expertise required to manufacture these subsystems. Outsourcing these subsystems has allowed OEMs to leverage the suppliers’ highly specialized engineering, design and production skills while focusing their internal resources on their own value-added processes. We believe that this outsourcing trend has enabled OEMs to reduce their fixed costs and development time, as well as provided significant growth opportunities for specialized subsystems suppliers like us.

We have a global footprint with volume production facilities in Malaysia, Singapore and Union City, California. In fiscal 2014 and 2015, our two largest customers by sales were Lam Research and Applied Materials. During fiscal 2014 and fiscal 2015, respectively, we generated sales of $249.1 million and $290.6 million, gross profit of $36.3 million and $48.6 million, net income from continuing operations of $5.8 million and $12.8 million and adjusted net income from continuing operations of $11.7 million and $20.2 million. During the nine months ended September 25, 2015 and September 23, 2016, respectively, we generated sales of $226.3 million and $274.3 million, gross profit of $38.1 million and $44.0 million, net income from continuing operations of $12.8 million and $12.8 million and adjusted net income from continuing operations of $17.9 million and $19.8 million. Adjusted net income is a financial measure that is not calculated in accordance with GAAP. See note 3 to “Prospectus Summary—Summary Consolidated Financial Data” for a discussion of adjusted net income, an accompanying presentation of the most directly comparable GAAP financial measure, net income (loss), and a reconciliation of the differences between adjusted net income and net income.

Key Factors Affecting Our Business

Investment in Semiconductor Manufacturing Equipment

The design and manufacturing of semiconductor devices is constantly evolving and becoming more complex in order to achieve greater performance and efficiency. To keep pace with these changes, OEMs need to refine their existing products and invest in developing new products. In addition, semiconductor device manufacturers will continue to invest in new wafer fabrication equipment to expand their production capacity and to support new manufacturing processes.

Outsourcing of Subsystems by Semiconductor OEMs

Faced with increasing manufacturing complexities, more complex subsystems, shorter product lead times, shorter industry spend cycles, and significant capital requirements, outsourcing of subsystems and components by OEMs has continued to grow. In the past two decades, OEMs have outsourced most of their gas delivery systems to suppliers such as us. OEMs have also started to outsource their chemical delivery systems in recent years. Our results will be affected by the degree to which outsourcing of these fluid delivery systems by OEMs continues to grow.

Cyclicality of Semiconductor Device Industry

Our business is indirectly subject to the cyclicality of the semiconductor device industry. In fiscal 2015, we derived approximately 97% of our sales from the semiconductor device industry. Demand for semiconductor devices can fluctuate significantly based on changes in general economic conditions, including consumer spending, demand for the products that include these devices and other factors. These fluctuations have in the past resulted in significant variations in our results of operations. The cyclicality of the semiconductor device industries will continue to impact our results of operations in the future.

Customer Concentration

The number of capital equipment manufacturers for the semiconductor device industry has undergone significant consolidation in recent years, resulting in a small number of large manufacturers. Our customers have led much of this consolidation, resulting in our sales being concentrated in a few customers. In fiscal 2015, our two largest customers were Lam Research and Applied Materials, which accounted for approximately 57% and 38% of our sales, respectively. The sales we generated from these customers in fiscal 2015 were spread across 14 different product lines utilized in 10 unique manufacturing process steps. We believe the diversity of products that we provide to these customers, combined with the fact that our customers use our products on numerous types of process equipment, lessens the impact of the inherent concentration in the industry. Our customers often require reduced prices or other pricing, quality or delivery commitments as a condition to their purchasing from us in any given period or increasing their purchase volume, which can, among other things, result in reduced gross margins in order to maintain or expand our market share. Although we do not have any long-term contracts that require customers to place orders with us, Lam Research and Applied Materials have been our customers for over 10 years.

Discontinued Operations

Discontinued operations consist of the results of operations for our systems integration business. The primary purpose of this business was to build modules and tools (metal organic chemical vapor deposition or ion implant) for Veeco Instruments, Inc. In January 2016, our management and the board of directors decided to discontinue this business because it consumed a significant amount of resources while generating low gross margins and contributing only a small amount to our net income. We completed our final builds of these products at the end of May 2016.

Components of Our Results of Operations

The following discussion sets forth certain components of our statements of operations as well as significant factors that impact those items.

Sales

We generate sales primarily from the design, manufacture and sale of subsystems for semiconductor capital equipment and the sale of refurbished tools. Sales are recognized when persuasive evidence of an arrangement exists, transfer of title has occurred, the fee is fixed or determinable, and collectability is reasonably assured. Our shipping terms are FOB shipping point or FOB destination, or equivalent terms, and accordingly, sales are recognized when legal title has passed to the customer upon shipment or delivery.

Cost of Sales and Gross Profit

Cost of sales consists primarily of purchased materials, direct labor, indirect labor, plant overhead cost and depreciation expense for our manufacturing facilities and equipment, as well as certain engineering costs that are related to non-recurring engineering services that we provide to, and for which we invoice, our customers in connection with their product development activities. Our business has a highly variable cost structure with a low fixed overhead structure as a percentage of cost of sales. In addition, our existing global manufacturing plant capacity is scalable and we are able to adjust to increased customer demand for our products without significant additional capital investment. We operate our business in this manner in order to avoid having excessive fixed costs during a cyclical downturn while retaining flexibility to expand our production volumes during periods of growth. However, this approach results in a smaller increase in gross margin as a percentage of sales in times of increased demand.

Since the gross margin on each of our products differs, our overall gross margin as a percentage of our sales changes based on the mix of products we sell in any period.

Operating Expenses

Our operating expenses primarily include research and development and sales, general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, share-based compensation and, with regard to sales and marketing expense, sales commissions. Operating expenses also include overhead costs for facilities, IT and depreciation. In addition, our operating expenses include costs related to the impairment of goodwill and intangible assets, amortization of intangible assets and restructuring costs.

Research and development.    Research and development expense consists primarily of activities related to product design and other development activities, new component testing and evaluation, and test equipment and fixture development. Research and development expense does not include engineering costs that are related to non-recurring engineering services that we provide to and for which we invoice our customers as part of sales, which are reflected as cost of sales. We expect research and development expense will increase in absolute dollars as our customers continue to increase their demand for new product designs and as we invest in our research and product development efforts to enhance our product capabilities and access new customer markets.

Selling, general and administrative.    Selling expense consists primarily of salaries and commissions paid to our sales and sales support employees and other costs related to the sales of our products. General and administrative expense consists primarily of salaries and overhead associated with our administrative staff, professional fees and depreciation and other allocated facility related costs. We expect selling expenses to increase in absolute dollars as we continue to invest in expanding our markets and as we expand our international operations. After this offering, we expect general and administrative expenses to also increase in absolute dollars due to an increase in costs related to being a public company, including higher legal, corporate insurance and accounting expenses.

Amortization of intangibles.    Amortization of intangible assets is related to our finite-lived intangible assets and is computed using the straight-line method over the estimated economic life of the asset.

Interest Expense, net

Interest expense, net consists of interest on our outstanding debt under our Credit Facilities and any other indebtedness we may incur in the future.

Other Expense (Income), Net

The functional currency of our international subsidiaries located in the United Kingdom, Singapore and Malaysia is the U.S. dollar. Transactions denominated in currencies other than the functional currency generate foreign exchange gains and losses that are included in other expense, net on the accompanying consolidated statements of operations. Substantially all of our sales and agreements with third party suppliers provide for pricing and payments in U.S. dollars and, therefore, are not subject to material exchange rate fluctuations.

Income Tax Expense (Benefit)

Income tax expense (benefit) consists primarily of federal and state income tax benefits in the United States offset in part by income tax expense in certain foreign jurisdictions. Our historical income tax benefit resulted from losses recorded in the United States, where we incur the majority of our corporate expenses and which was being fully benefited through the third quarter of 2015 as a result of acquired deferred tax liabilities, offset by income in Singapore, which has no tax expense as a result of a tax holiday through 2019. Starting in the fourth quarter of 2015, the Company’s tax provision consisted primarily of foreign based tax provisions primarily in Malaysia and Scotland. We are no longer benefiting from losses generated in the United States, with the exception of the third quarter of 2016 during which we recorded a one-time tax benefit of $2.2 million related to the Ajax acquisition.

Results of Operations

The following table sets forth our results of operations for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended		Nine Months Ended
	December 26, 2014	December 25, 2015	September 25, 2015	September 23, 2016
			(Unaudited)
	(In thousands)
Consolidated Statements of Operations Data:
Sales	$249,087	$290,641	$226,282	$274,339
Cost of sales	212,747	242,087	188,197	230,349

Gross profit	36,340	48,554	38,085	43,990
Operating expenses:
Research and development	3,915	4,813	3,469	4,229
Selling, general and administrative	22,465	24,729	18,084	20,329
Amortization of intangible assets	6,411	6,411	4,808	5,210

Total operating expenses	32,791	35,953	26,361	29,768

Operating income	3,549	12,601	11,724	14,222
Interest expense	3,118	3,831	2,898	3,245
Other expense (income), net	253	(46)	(42)	(384)

Income (loss) from continuing operations before income taxes	178	8,816	8,868	11,361
Income tax expense (benefit) from continuing operations	(5,604)	(3,991)	(3,924)	(1,427)

Net income from continuing operations	5,782	12,807	12,792	12,788
Income (loss) from discontinued operations before taxes	132	(7,406)	(718)	(4,013)
Income tax expense (benefit) from discontinued operations	(254)	(225)	(326)	26

Net income (loss) from discontinued operations	386	(7,181)	(392)	(4,039)

Net income	$6,168	$5,626	$12,400	$8,749

The following table sets forth our results of operations as a percentage of our total sales for the periods presented.

	Year Ended		Nine Months Ended
	December 26, 2014	December 25, 2015	September 25, 2015	September 23, 2016
			(Unaudited)
	(As a percentage of sales)
Consolidated Statements of Operations Data:
Sales	100.0	100.0	100.0	100.0
Cost of sales	85.4	83.3	83.2	84.0

Gross profit	14.6	16.7	16.8	16.0
Operating expenses:
Research and development	1.6	1.7	1.5	1.5
Selling, general and administrative	9.0	8.5	8.0	7.4
Amortization of intangible assets	2.6	2.2	2.1	1.9

Total operating expenses	13.2	12.4	11.6	10.9

Operating income	1.4	4.3	5.2	5.2
Interest expense	1.3	1.3	1.3	1.2
Other expense (income), net	0.1	—	—	(0.1)

Income (loss) from continuing operations before income taxes	0.1	3.0	3.9	4.1
Income tax expense (benefit) from continuing operations	(2.2)	(1.4)	(1.7)	(0.5)

Net income from continuing operations	2.3	4.4	5.6	4.6
Income (loss) from discontinued operations before taxes	0.1	(2.5)	(0.3)	(1.5)
Income tax expense (benefit) from discontinued operations	(0.1)	(0.1)	(0.1)	—

Net income (loss) from discontinued operations	0.2	(2.4)	(0.2)	(1.5)

Net income	2.5	2.0	5.4	3.1

Comparison of the Nine Months Ended September 25, 2015 and September 23, 2016 (Unaudited)

	Nine Months Ended		Change
	September 25, 2015	September 23, 2016	Amount	%
	(Dollars in thousands)
Sales	$226,282	$274,339	$48,057	21.2%

Sales

The increase in sales from the nine months ended September 25, 2015 to the nine months ended September 23, 2016 was primarily related to an increase in sales volume, partially offset by a decrease in sales from our refurbishment business due to a shortage of equipment available for purchase by us. The sales volume increase was due to an approximately 5%, or approximately $23.9 million, increase in our market share at our two largest customers, and an approximately $16.9 million increase in the volume of purchases by one of our two largest customers driven by overall industry growth. We refer to the volume of purchases from us by a customer of ours relative to its other suppliers as our market share at that customer. Ajax contributed $13.4 million to our sales for the nine months ended September 23, 2016. On a geographic basis, sales in the United States increased by $26.0 million to $151.7 million for the nine months ended September 23, 2016 compared to $125.7 million for the nine months ended September 25, 2015. Foreign sales increased by $22.4 million to $123.0 million for the nine months ended September 23, 2016 compared to $100.6 million for the nine months ended September 25, 2015.

Cost of Sales and Gross Margin

	Nine Months Ended		Change
	September 25, 2015	September 23, 2016	Amount	%
	(Dollars in thousands)
Cost of sales	$188,197	$230,349	$42,152	22.4%
Gross profit	$38,085	$43,990	$5,905	15.5%
Gross margin	16.8%	16.0%

The increase in cost of sales from the nine months ended September 25, 2015 to the nine months ended September 23, 2016 was primarily due to the increase in sales.

Gross profit increased by $5.9 million driven primarily by an increase in volume of $8.1 million, which included approximately $2.2 million from the acquisition of Ajax, partially offset by a decline in our refurbishment business of $1.3 million due to reduced volumes and very low factory utilization, a decline in margin at individual customers of $0.7 million and a shift in customer mix at our two largest customers of $0.2 million.

Gross margin decreased by 0.8 percentage points from 16.8% to 16.0%. The cause of this decline was primarily the decline in margins in our refurbishment business. In the nine months ended September 25, 2015, our refurbishment business was among our more profitable operations, while in the nine months ended September 23, 2016, revenue from our refurbishment business decreased significantly as compared to the prior year period. A decline in margin at individual customers and a shift in customer mix also negatively impacted our gross margin in the 2016 period.

Research and Development

	Nine Months Ended		Change
	September 25, 2015	September 23, 2016	Amount	%
	(Dollars in thousands)
Research and development	$3,469	$4,229	$760	21.9%

The increase in research and development expenses from the nine months ended September 25, 2015 to the nine months ended September 23, 2016 was due to the increase in headcount to support additional projects.

Selling, General and Administrative

	Nine Months Ended		Change
	September 25, 2015	September 23, 2016	Amount	%
	(Dollars in thousands)
Selling, general and administrative	$18,084	$20,329	$2,245	12.4%

The increase in selling, general and administrative expenses from the nine months ended September 25, 2015 to the nine months ended September 23, 2016 was due to $1.2 million in increased acquisition-related costs, $1.0 million in increased expenses from Ajax, $0.6 million in increased share-based compensation expenses, $0.4 million in increased initial public offering expenses, and $0.2 million in increased incentive compensation expenses related to improved operating results, offset in part by a $1.2 million decrease in cash bonuses awarded to holders of employee equity awards in connection with the 2015 Dividend.

Interest Expense, Net

	Nine Months Ended		Change
	September 25, 2015	September 23, 2016	Amount	%
	(Dollars in thousands)
Interest expense, net	$2,898	$3,245	$347	12.0%

Interest expense, net increased in the nine months ended September 23, 2016 compared to the nine months ended September 25, 2015 due to a $17.3 million increase in the average amount borrowed in the 2016 period compared to the 2015 period as a result of additional borrowings in connection with the Ajax acquisition. Prevailing interest rates were comparable during those periods.

Other Expense (Income), Net

	Nine Months Ended		Change
	September 25, 2015	September 23, 2016	Amount	%
	(Dollars in thousands)
Other expense (income), net	$(42)	$(384)	$(342)	814.3%

The change in other expense (income), net from the nine months ended September 25, 2015 to the nine months ended September 23, 2016 was due to exchange rate fluctuations on transactions denominated in the local currencies of our foreign operations, principally the Singapore Dollar, Malaysian Ringgit and British Pound.

Income Tax Expense (Benefit) from Continuing Operations

	Nine Months Ended		Change
	September 25, 2015	September 23, 2016	Amount	%
	(Dollars in thousands)
Income tax benefit from continuing operations	$(3,924)	$(1,427)	$2,497	(63.6)%

The decrease in the income tax benefit from continuing operations from the nine months ended September 25, 2015 to the nine months ended September 23, 2016 was primarily due to the recognition of the valuation allowance against substantially all U.S. federal and state net deferred tax assets in the fourth quarter of 2015. Income tax benefit recorded for the nine months ended September 25, 2015 consisted primarily of U.S. federal and state income tax benefits in the United States offset in part by income tax expense in certain foreign jurisdictions in which we conduct business. During the fourth quarter of 2015, we determined that it is more likely than not that our U.S. entities will not generate sufficient taxable income to offset reversing deductible temporary differences and to fully utilize tax attribute carryforwards. As a result, we recorded a valuation allowance to reduce our U.S. federal and state deferred tax assets to the amount that is more likely than not to be realized. During the third quarter of 2016, we recorded a one-time tax benefit of $2.2 million as a result of the deferred tax liability created from purchase accounting in connection with the Ajax acquisition allowing for the release of an equal amount of valuation allowance on a U.S. consolidated basis. Therefore, income tax benefit recorded for the nine months ended September 23, 2016 consisted primarily of this benefit offset in part by income tax expense in certain foreign jurisdictions in which we conduct business.

Comparison of the Years Ended December 26, 2014 and December 25, 2015

Sales

	Year Ended		Change
	December 26, 2014	December 25, 2015	Amount	%
	(Dollars in thousands)
Sales	$249,087	$290,641	$41,554	16.7%

The increase in sales from fiscal 2014 to fiscal 2015 was primarily related to an increase in sales volume due to an approximately 7%, or approximately $30 million, increase in our market share at our two largest customers, and an approximately $8.0 million increase in the volume of purchases by our two largest customers driven by overall industry growth. We refer to the volume of purchases from us by a customer of ours relative to its other suppliers as our market share at that customer. The balance of the sales increase was driven by our refurbishment business, where we added additional services. On a geographic basis, sales in the United States decreased by $3.1 million to $157.7 million for fiscal 2015 compared to $160.8 million for fiscal 2014. Foreign sales increased by $44.7 million to $133.0 million for fiscal 2015 compared to $88.3 million for fiscal 2014.

Cost of Sales and Gross Margin

	Year Ended		Change
	December 26, 2014	December 25, 2015	Amount	%
	(Dollars in thousands)
Cost of sales	$212,747	$242,087	$29,340	13.8%
Gross profit	$36,340	$48,554	$12,214	33.6%
Gross margin	14.6%	16.7%

The increase in cost of sales from fiscal 2014 to fiscal 2015 was primarily due to the increase in sales.

Gross profit increased by $12.2 million driven primarily by an increase in sales volume, which accounted for $6.1 million, improved margins at our two largest customers, which accounted for $4.6 million, and a shift in customer mix, which accounted for $1.5 million.

Gross margin increased by 2.1 percentage points from 14.6% to 16.7%. The cause of this increase was an improvement with respect to the margin at individual customers and customer mix which represented 1.6% and 0.5%, respectively, of the increase.

Research and Development

	Year Ended		Change
	December 26, 2014	December 25, 2015	Amount	%
	(Dollars in thousands)
Research and development	$3,915	$4,813	$898	22.9%

The increase in research and development expense from fiscal 2014 to fiscal 2015 was due to an increase in headcount costs of $0.4 million and outside engineering services of $0.4 million to support new product introductions and additional product design activity.

Selling, General and Administrative

	Year Ended		Change
	December 26, 2014	December 25, 2015	Amount	%
	(Dollars in thousands)
Selling, general and administrative	$22,465	$24,729	$2,264	10.1%

The increase in selling, general and administrative expenses from fiscal 2014 to 2015 was due to the cash bonuses awarded to holders of employee equity awards in connection with the 2015 Dividend of $1.8 million and an increase in third-party accounting fees of $0.5 million.

Amortization of Intangible Assets

	Year Ended		Change
	December 26, 2014	December 25, 2015	Amount	%
	(Dollars in thousands)
Amortization of intangibles assets	$6,411	$6,411	$—	0.0%

Amortization of intangible assets was the same in fiscal 2015 and fiscal 2014.

Interest Expense, Net

	Year Ended		Change
	December 26, 2014	December 25, 2015	Amount	%
	(Dollars in thousands)
Interest expense, net	$3,118	$3,831	$713	22.9%

Interest expense, net increased in fiscal 2015 compared to fiscal 2014 due primarily to the refinancing of our credit facilities in August 2015, which resulted in a $0.5 million write-off relating to the former debt issuance costs. In addition, the average amount borrowed increased by $3.1 million in fiscal 2015 compared to fiscal 2014. Prevailing interest rates were comparable during those periods.

Other Expense (Income), Net

	Year Ended		Change
	December 26, 2014	December 25, 2015	Amount	%
	(Dollars in thousands)
Other expense (income), net	$253	($46)	($299)	N/M

The change in other expense (income), net from fiscal 2014 to fiscal 2015 was due to exchange rate fluctuations on transactions denominated in the local currencies of our foreign operations, principally the Singapore Dollar, Malaysian Ringgit and British Pound.

Income Tax Expense (Benefit) from Continuing Operations

	Year Ended		Change
	December 26, 2014	December 25, 2015	Amount	%
	(Dollars in thousands)
Income tax expense (benefit) from continuing operations	($5,604)	($3,991)	$1,613	(28.8%)

The decrease in the income tax benefit from continuing operations from fiscal 2014 to fiscal 2015 was primarily due to an increase in tax expense in certain foreign jurisdictions in which we conduct business and the impact of recording the valuation allowance against substantially all U.S. federal and state net deferred tax assets during the fourth quarter of 2015. During the fourth quarter of 2015, we determined that it is more likely than not that our U.S. entities will not generate sufficient taxable income to offset reversing deductible temporary differences and to fully utilize tax attribute carryforwards. As a result, we recorded a valuation allowance to reduce our U.S. federal and state deferred tax assets to the amount that is more likely than not to be realized.

Quarterly Results of Operations (Unaudited)

The following table sets forth our unaudited quarterly consolidated statement of operations data in dollars for each of the last 10 quarters in the period ended September 23, 2016. The unaudited information for each such quarter has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in our opinion, reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this information. The results of historical quarters are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	June 27, 2014	September 26, 2014	December 26, 2014	March 27, 2015	June 26, 2015	September 25, 2015	December 25, 2015	March 25, 2016	June 24, 2016	September 23, 2016
	(In thousands)
Sales	$59,260	$51,011	$61,002	$77,523	$73,293	$75,466	$64,359	$73,287	$95,365	$105,687
Cost of sales	51,568	44,189	51,520	64,161	61,224	62,812	53,890	61,362	80,185	88,802

Gross profit	7,692	6,822	9,482	13,362	12,069	12,654	10,469	11,925	15,180	16,885
Operating expenses:
Research and development	1,055	890	931	991	1,081	1,397	1,344	1,375	1,290	1,564
Selling, general and administrative	6,294	4,481	6,304	5,006	6,042	7,036	6,645	6,364	7,183	6,782
Amortization of intangible assets	1,603	1,603	1,603	1,603	1,603	1,602	1,603	1,603	1,803	1,804

Total operating expenses	8,952	6,974	8,838	7,600	8,726	10,035	9,592	9,342	10,276	10,150

Income (loss) from operations	(1,260)	(152)	644	5,762	3,343	2,619	877	2,583	4,904	6,735
Interest expense, net	782	762	758	757	726	1,414	934	902	1,160	1,183
Other expense (income), net	5	25	147	(30)	28	(40)	(4)	(387)	244	(241)

Income (loss) from continuing operations before income taxes	(2,047)	(939)	(261)	5,035	2,589	1,245	(53)	2,068	3,500	5,793
Income tax expense (benefit) from continuing operations	(1,780)	(1,469)	(1,760)	(835)	(930)	(2,159)	(67)	236	225	(1,888)

Net income (loss) from continuing operations	(267)	530	1,499	5,870	3,519	3,404	14	1,832	3,275	7,681
Income (loss) from discontinued operations before taxes	347	—	(207)	(335)	338	(721)	(6,688)	(1,724)	(2,305)	16
Income tax expense (benefit) from discontinued operations	129	(6)	(83)	(125)	133	(333)	100	1	2	23

Net income (loss) from discontinued operations	218	6	(124)	(210)	205	(388)	(6,788)	(1,725)	(2,307)	(7)

Net Income (loss)	$(49)	$536	$1,375	$5,660	$3,724	$3,016	$(6,774)	$107	$968	$7,674

The following table sets forth our unaudited quarterly consolidated statement of operations data as a percentage of sales for each of the last ten quarters in the period ended September 23, 2016.

	Three Months Ended
	June 27, 2014	September 26, 2014	December 26, 2014	March 27, 2015	June 26, 2015	September 25, 2015	December 25, 2015	March 25, 2016	June 24, 2016	September 23, 2016
	(As a percentage of sales)
Sales	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of sales	87.0	86.6	84.5	82.8	83.5	83.2	83.7	83.7	84.1	84.0

Gross profit	13.0	13.4	15.5	17.2	16.5	16.8	16.3	16.3	15.9	16.0
Operating expenses:
Research and development	1.8	1.7	1.5	1.3	1.5	1.9	2.1	1.9	1.4	1.5
Selling, general and administrative	10.6	8.8	10.3	6.5	8.2	9.3	10.3	8.7	7.5	6.4
Amortization of intangible assets	2.7	3.1	2.6	2.1	2.2	2.1	2.5	2.2	1.9	1.7

Total operating expenses	15.1	13.7	14.5	9.8	11.9	13.3	14.9	12.7	10.8	9.6

Income (loss) from operations	(2.1)	(0.3)	1.1	7.4	4.6	3.5	1.4	3.5	5.1	6.4
Interest expense, net	1.3	1.5	1.2	1.0	1.0	1.9	1.4	1.2	1.2	1.1
Other expense (income), net	—	—	0.2	—	—	(0.1)	—	(0.5)	0.3	(0.2)

Income (loss) from continuing operations before income taxes	(3.5)	(1.8)	(0.4)	6.5	3.5	1.6	(0.1)	2.8	3.7	5.5
Income tax expense (benefit) from continuing operations	(3.0)	(2.9)	(2.9)	(1.1)	(1.3)	(2.9)	(0.1)	0.3	0.2	(1.8)

Net income (loss) from continuing operations	(0.5)	1.0	2.5	7.6	4.8	4.5	—	2.5	3.4	7.3
Income (loss) from discontinued operations before taxes	0.6	—	(0.3)	(0.4)	0.5	(1.0)	(10.4)	(2.4)	(2.4)	—
Income tax expense (benefit) from discontinued operations	0.2	—	(0.1)	(0.2)	0.2	(0.4)	0.2	—	—	—

Net income (loss) from discontinued operations	0.4	—	(0.2)	(0.3)	0.3	(0.5)	(10.5)	(2.4)	(2.4)	—

Net Income	(0.1)	1.1	2.3	7.3	5.1	4.0	(10.5)	0.1	1.0	7.3

Sales and gross margin fluctuated based on customer demand, product mix and our ability to adjust our labor force in anticipation of current and future forecasted customer demand. Operating expenses have generally increased starting in the three months ended June 27, 2014 due to increased share-based compensation and management performance bonuses resulting from our grant of additional options and restricted stock awards to new management and more consistent achievement of management performance bonus targets. Additionally, research and development expenses have increased in total dollars as we continue to add personnel to meet increased customer demand for new product designs and to support our entry into emerging markets. Selling, general and administrative expenses have also increased with the addition of new sales personnel to drive our sales growth strategies. In the second and third quarters of 2016, Ajax contributed $5.7 million and $7.7 million of revenue, respectively, and an operating income (loss) of $(0.5) million and $0.7 million, respectively, due to acquisition-related charges. Starting in the fourth quarter of 2015, the Company established a valuation allowance in the United States and is no longer benefiting from losses generated in such jurisdiction with the exception of the third quarter of 2016 during which we recorded a one-time tax benefit of $2.2 million related to the Ajax acquisition. Our historical tax benefits are not necessarily indicative of future results.

Seasonality

We have not historically experienced meaningful seasonality with respect to our business or results of operations.

Liquidity and Capital Resources

We had cash and restricted cash of $25.3 million as of September 23, 2016. Our principal uses of liquidity are to fund our working capital needs, satisfy our debt obligations, and maintain our equipment and purchase new capital equipment. To date, we have financed our operations primarily through cash flows generated from operations. In addition, we utilize our Revolving Credit Facility to meet short term liquidity needs. See “Credit Facilities” below for additional information on our Credit Facilities.

We believe that our cash, the amounts available under our Credit Facilities and our cash flows from operations, together with the net proceeds of this offering, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

Cash Flow Analysis

The following table sets forth a summary of operating, investing, and financing activities for the periods presented:

	Year Ended		Nine Months Ended
	December 26, 2014	December 25, 2015	September 25, 2015	September 23, 2016
	(In thousands)
Cash provided by operating activities	$8,091	$26,690	$10,991	$4,025
Cash used in investing activities	(3,468)	(1,367)	(1,062)	(19,186)
Cash provided by (used in) financing activities	(3,231)	(15,508)	(9,508)	16,277

Net increase in cash and restricted cash	$1,392	$9,815	$421	$1,116

Operating Activities

We generated $4.0 million of cash from operating activities during the nine months ended September 23, 2016 due to net income of $8.7 million and non-cash charges of $6.3 million, offset in part by a net increase of $11.0 million in our net operating assets and liabilities. Non-cash charges primarily related to $7.0 million in depreciation and amortization, $1.3 million in share-based compensation, and $0.4 million in amortization of debt issuance cost, offset in part by $2.4 million in deferred tax benefit. The net increase in our net operating assets and liabilities was primarily the result of a $13.4 million increase in accounts receivable due to increased sales and timing of customer payments, an increase in inventory of $10.2 million due to anticipated sales in the fourth quarter of 2016, and a decrease in customer deposits of $4.3 million arising from a reduction in customer orders associated with discontinued operations. The increase in net operating assets and liabilities was partially offset by an increase in accounts payable of $15.7 million resulting from increased materials purchased to support higher sales volumes.

We generated $11.0 million of cash from operating activities during the nine months ended September 25, 2015 due to net income of $12.4 million and non-cash charges of $4.5 million partially offset by a net increase of $5.9 million in our net operating assets and liabilities. Non-cash charges primarily related to $7.5 million in depreciation and amortization, $0.8 million in share-based compensation and amortization of debt issuance cost of $0.7 million, partially offset by $4.5 million in deferred tax benefit. The net increase in our net operating assets and liabilities was primarily the result of a decrease in accounts payable of $4.7 million, a decrease in customer deposits of $2.8 million arising from decreased product orders from a customer that pays a partial deposit at the time a purchase order is placed and a $2.0 million increase in inventory, offset in part by a decrease in accounts receivable of $4.5 million.

We generated $26.7 million of cash from operating activities in fiscal 2015 due to net income of $5.6 million and non-cash charges of $10.1 million, and a net increase of $10.9 million in our net operating assets and liabilities. Non-cash charges primarily related to $9.9 million in depreciation and amortization, $1.1 million in share-based compensation, $3.2 million related to the impairment of intangible and fixed assets and $0.5 million in write-off of former debt issuance cost, partially offset by $4.9 million in deferred tax benefit. The net change in our operating assets and liabilities was primarily the result of a $9.1 million decrease in inventory due to our initiative to reduce our inventory in the fourth quarter of fiscal 2015, a decrease in accounts receivable of $6.3 million due to the timing of customer payments, partially offset by the decrease, in customer deposit of $3.5 million and accounts payable of $1.7 million.

We generated $8.1 million of cash from operating activities in fiscal 2014 due to net income of $6.2 million and non-cash charges of $4.8 million, offset in part by a net increase of $2.8 million in our net operating assets and liabilities. Non-cash charges primarily related to $9.6 million in depreciation and amortization and $1.0 million in share-based compensation offset in part by $6.2 million in deferred tax benefit. The net change in our operating assets and liabilities was primarily the result of a $12.1 million increase in inventory due to materials purchases in the fourth quarter of fiscal 2014 in anticipation of sales increases in the first quarter of fiscal 2015. The increase in net operating assets and liabilities was partially offset by an $8.7 million increase in accounts payable resulting from increased materials purchases in anticipation of sale increases in the first quarter of 2015 and a $1.0 million decrease in accounts receivable based on timing of customer payments.

Investing Activities

Cash used in investing activities during the nine months ended September 23, 2016 was $19.2 million. We used $17.4 million, net of cash acquired, to acquire Ajax and $2.3 million from capital expenditures to purchase test fixtures and leasehold improvements primarily related to our plant expansions in the United States and Malaysia, partially offset by proceeds from sales of certain intangible and fixed assets totaling $0.5 million.

Cash used in investing activities during the nine months ended September 25, 2015 was $1.1 million for capital expenditures primarily related to facility and test fixtures.

Cash used in investing activities in fiscal 2015 was $1.4 million from capital expenditures for the purchase of property and equipment relating to our manufacturing footprint in our Oregon, Texas and corporate facilities.

Cash used in investing activities in fiscal 2014 was $3.5 million from capital expenditures for the purchase of property and equipment relating to our plant expansion in Scotland, our manufacturing footprint in our Oregon, Texas and Malaysia facilities and ERP hardware upgrade.

Financing Activities

We generated $16.3 million of cash from financing activities during the nine months ended September 23, 2016, which consisted of $27.0 million of proceeds from borrowings under our Credit Facilities and $10.7 million in payments on our Term Loan and Revolving Credit Facility.

We used $9.5 million of cash in financing activities during the nine months ended September 25, 2015, which consisted of $60.0 million for the repayment of bank borrowings, offset in part by $75.0 million in proceeds from new bank borrowings. We also paid cash dividends to our shareholders of $22.1 million and $2.6 million in fees related to the refinancing of our indebtedness, including the entry into our Credit Facilities, in the third quarter of 2015.

We used $15.5 million of cash in financing activities in fiscal 2015, which consisted of $69.8 million for the repayment of bank borrowings offset in part by $79.0 million in proceeds from new bank borrowings. We also paid cash dividends to our shareholders of $22.1 million and $2.6 million in fees related to the refinancing of our indebtedness, including the entry into our Credit Facilities.

We used $3.2 million of cash in financing activities in fiscal 2014, which consisted of $12.2 million for the repayment of bank borrowings offset in part by $9 million in proceeds from bank borrowings.

Credit Facilities

On August 11, 2015, we entered into a $55.0 million term loan facility, or our Term Loan Facility, and a $20.0 million revolving credit facility, including a letter of credit facility, or our Revolving Credit Facility, and together with our Term Loan Facility, our Credit Facilities, pursuant to a Credit Agreement, dated as of August 11, 2015, or the Credit Agreement. We used borrowings under our Credit Facilities to repay all outstanding indebtedness under our prior term loan facility and revolving credit facility. In April 2016, we increased our Term Loan Facility to $70 million to fund the Ajax Acquisition.

As of September 23, 2016, the outstanding principal amount of our Term Loan Facility was $66.3 million and our Revolving Credit Facility was $15.0 million. The outstanding amount of our Term Loan Facility reflected in our consolidated financial statements included elsewhere in this prospectus is net of $2.0 million of debt discount. The material terms of our Credit Facilities are described below and in “Description of Certain Indebtedness.”

Our Credit Facilities are guaranteed by certain of our subsidiaries and secured by substantially all of our tangible and intangible assets (subject to certain exceptions and limitations). The term loan facility is to be repaid in consecutive quarterly payments of (a) $1,447,727 for the quarters ending December 31, 2016 through September 30, 2018 and (b) $1,034,091 for the quarters ending December 31, 2018 through June 30, 2020, provided that to the extent a “qualified initial public offering” (as defined below) has occurred, the foregoing quarterly payments are reduced to $1,034,091 for the quarters ending December 31, 2016 through June 30, 2020. The outstanding principal amount of our term loan facility and revolving credit facility is due upon maturity on August 11, 2020.

Borrowings under our Term Loan Facility and our Revolving Credit Facility each bear interest at (1) for base rate loans, the “base rate” (as defined below) plus 3.00% or (2) for eurodollar loans, the “eurodollar rate” (as defined below) plus 4.00%. The base rate equals the highest of (i) the prime rate, (ii) the federal funds effective rate plus 0.50% and (iii) the eurodollar rate plus 1.00%. The eurodollar rate equals LIBOR, provided that with respect to our Term Loan Facility only, LIBOR shall not be less than 1.00%. We must pay a commitment fee equal to 1.50% per annum on the unused portion of our Revolving Credit Facility.

We are obligated to make certain prepayments on our Credit Facilities under certain circumstances, including (1) upon an initial public offering in which at least $75 million of net cash proceeds are received, $17,500,000 of such net cash proceeds plus an additional amount of such net cash proceeds that would result in our consolidated total net leverage ratio to be less than 1.75:1.00 (2) the incurrence of new indebtedness outside of our Credit Facilities, (3) the receipt of proceeds from asset sales and (4) upon earning excess cash flows. The Credit Agreement contains customary representations, warranties and covenants, including financial covenants.

As amended, the Credit Agreement requires us to comply with the following financial covenants:

•	a maximum consolidated fixed charge coverage ratio of 1.25:1.00, commencing with the fiscal quarter ending December 31, 2015; and

•	a maximum consolidated leverage ratio as set forth below for the applicable quarter set forth below:

Four (4) Fiscal Quarters Ending on or About	Maximum Consolidated Leverage Ratio
December 31, 2015 through September 2016	3.00:1.00
December 31, 2016 through September 2017	2.50:1.00
December 31, 2017 through September 2018	2.25:1.00
December 31, 2018 through June 30, 2020	2.00:1.00

Contractual Obligations and Commitments

The following summarizes our contractual obligations and commitments as of September 23, 2016:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Operating leases	$9,228	$3,576	$3,547	$1,452	$653
Long-term debt obligations, principal(1)	81,277	5,791	10,341	65,145	—
Long-term debt obligations, interest(2)	13,210	3,880	7,529	1,801	—
Purchase obligations(3)	55,240	55,240	—	—	—

Total	$158,955	$68,487	$21,417	$68,398	$653

(1)	Represents the contractually required principal payments under our Credit Facilities in accordance with the required principal payment schedule.

(2)	Represents the contractually required interest payments under our Credit Facilities in accordance with the required interest payment schedule. Interest costs have been estimated based on interest rates in effect for such indebtedness as of September 23, 2016.
(3)	Purchase obligations consist primarily of inventory purchase obligations (both cancellable and non-cancellable) with our independent suppliers.

The table above excludes the amount of such uncertain tax positions of $0.5 million as of September 23, 2016 due to the uncertainty of when the related tax settlements will become due.

Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. If we cannot provide reliable financial information, our business, operating results and share price could be negatively impacted.

During early 2015, we identified a material weakness. Specifically, we had overstated our liabilities for the goods received but not invoiced account and cost of goods sold relating to certain aged transactions, whereby accounts payable was not reduced on a timely basis. To remediate this weakness, we have initiated compensating controls regarding the reconciliation of these accounts at the end of each period, including the implementation of a new account reconciliation tool and a more detailed account review.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales, expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Sales Recognition

Product sales are recognized when there is persuasive evidence of an arrangement, product delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Our shipping terms are FOB shipping point or FOB destination, or equivalent terms, and accordingly, sales are recognized when legal title has passed to the customer upon shipment or delivery. Title and risk of loss generally pass to the customer at the time of delivery of the product to a common carrier. All amounts billed to a customer related to shipping and handling are classified as sales, while all costs incurred by us for shipping and handling are classified as cost of sales.

Sales are recognized when all of the following criteria are met:

•	we enter into a legally binding arrangement with a customer;

•	we ship the product;

•	we determine the fee is fixed or determinable based on the payment terms associated with the transaction and free of contingencies or significant uncertainties; and

•

collectability is reasonably assured. We assess collectability based on credit analysis and payment history. We require collateral, typically cash, in the normal course of business if customers do not meet its criteria established for offering credit.

Inventory Valuation

We write down the carrying value of our inventory to net realizable value for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon assumptions about future demand and market conditions. We assess the valuation of all inventories, including raw materials, work-in-process, finished goods and spare parts on a periodic basis. Obsolete inventory or inventory in excess of our estimated usage is written down to its estimated market value less costs to sell, if less than its cost. Inherent in our estimates of demand and market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If actual demand and market conditions are less favorable than our projections, additional inventory write-downs may be required. If the inventory value is written down to its net realizable value, and subsequently there is an increased demand for the inventory at a higher value, the increased value of the inventory is not realized until the inventory is sold either as a component of a subsystem or as separate inventory. For fiscal 2014, fiscal 2015, the nine months ended September 25, 2015 and September 23, 2016, we wrote down $1.5 million, $3.0 million, $1.3 million and $3.2 million respectively, in inventory determined to be obsolete.

Goodwill, Intangibles Assets, and Long-lived Assets

Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed. We evaluate our goodwill and indefinite life trade name for impairment on an annual basis, and whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. We operate as a single segment and reporting unit. In addition, we evaluate our identifiable intangible assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include significant changes in the manner of our use of the acquired assets or the strategy of our overall business; significant decreases in the market price of the asset; significant negative changes in sales of specific products or services; and significant negative industry or economic trends.

We continually apply judgment when performing these evaluations and continuously monitor for events and circumstances that could negatively impact the key assumptions in determining fair value, including long-term sales growth projections, undiscounted net cash flows, discount rates, recent market valuations from transactions by comparable companies, volatility in our market capitalization and general industry, market and macroeconomic conditions. It is possible that changes in such circumstances, or in the variables associated with the judgments, assumptions and estimates used in assessing fair value, would require us to record a non-cash impairment charge.

At December 25, 2015, the date of our last impairment analysis, the fair value of the reporting unit was substantially in excess of its carrying value.

Share-Based Compensation

Our share-based compensation was $1.0 million, $1.1 million, $0.8 million and $1.3 million for the years ended December 26, 2014 and December 25, 2015 and the nine months ended September 25, 2015 and September 23, 2016, respectively. Compensation expense related to share-based transactions, including employee and non-employee stock options, is measured and recognized in the financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model and a single option award approach. Share-based compensation expense is recognized, net of forfeitures, over the requisite service periods of the awards, which is generally four years.

Our use of the Black-Scholes option-pricing model requires the input of subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the option, and the expected volatility of the price of our ordinary shares, risk-free interest rates, and the expected dividend yield of our ordinary shares. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future.

These assumptions and estimates are as follows:

•

Fair Value of Ordinary Shares.    Because there has been no public market for our ordinary shares, our board of directors has determined the fair value of our ordinary shares by considering a number of objective and subjective factors, including valuations of comparable companies, operating and financial performance, lack of liquidity of our ordinary shares and general and industry-specific economic outlook, among other factors. In addition, we periodically obtain third party valuations to support the determination by our board of directors of the fair value of our ordinary shares.

•	Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes option-pricing model based on the U.S. Treasury rates in effect during the corresponding period of grant.

•	Expected Term. We use the simplified method to estimate the expected term of option awards.

•

Volatility.    We determine the price volatility factor based on the historical volatilities of our publicly traded peer group as we do not have a trading history for our ordinary shares. Industry peers consist of several public companies in the industries that are similar to us in size, stage of life cycle, and financial leverage. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of the price of our own ordinary shares share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Dividend Yield. The expected dividend assumption is based on our current expectations about our anticipated dividend policy. Consequently, we used an expected dividend yield of zero.

For valuations after the completion of this offering, our board of directors will determine the fair value of each underlying ordinary share based on the closing price of our ordinary shares as reported on the date of grant.

Income Taxes

The determination of our tax provision is highly dependent upon the geographic composition of worldwide earnings and tax regulations governing each region and is subject to judgments and estimates. Management carefully monitors the changes in many factors and adjusts the effective tax rate as required.

The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our business, results of operations and financial position. We believe we have adequately reserved for our uncertain tax positions, however, no assurance can be given that the final tax outcome of these matters will not be different than what we expect. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome for these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve positions and changes to reserves that are considered appropriate, as well as the related net interest.

We file income tax returns in the U.S. federal jurisdiction, various states and various foreign jurisdictions. We are no longer subject to U.S. federal examination for tax years ending before 2013, to state examinations before 2012 or to foreign examinations before 2011. We are currently enjoying a zero rate tax holiday in Singapore that is scheduled to expire at the end of fiscal 2019. This tax rate is subject to achieving certain commitments agreed to with the Economic Development Board of Singapore including investment and employment thresholds. Our tax rate could be significantly affected if we are unable to meet these commitments or if we are unable to favorably renegotiate the commitment requirements. As of December 25, 2015, the Company was in compliance with the commitment requirements, with the exception of the headcount requirement for which the Singapore taxing authority has granted a waiver. The Company intends to be in compliance with the remaining commitment requirements by March 31, 2017.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board, or the FASB, issued Accounting Standard Update, or ASU, 2013-11, Income Taxes—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss or a Tax Credit Carryforward Exists, on the financial statement presentation of unrecognized tax benefits. The new guidance provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance became effective for us on January 1, 2014 and it was to be applied prospectively to unrecognized tax benefits that existed at the effective date with retrospective application permitted. We adopted the guidance on January 1, 2014. The guidance had no material impact on our financial position or results of operations in the first quarter of 2014.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The ASU is effective for reporting periods beginning after December 15, 2017 (December 15, 2018 for non-public entities), with an early adoption permitted for reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact of this accounting standard.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, an amendment to ASC 205, Presentation of Financial Statements. This update provides guidance on management’s responsibility in evaluating whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and for annual and interim periods thereafter. Early adoption is permitted. The Company does not expect the adoption of ASU 2014-15 to have a material impact on its financial statements or results of operations.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The update requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. Debt disclosures will include the face amount of the debt liability and the effective interest rate. The update requires retrospective application and represents a change in accounting principle. The update is effective for fiscal years beginning after December 15, 2015. We adopted ASU 2015-03 on December 26, 2015 and retroactively recorded debt issuance costs as a reduction to Term Loan A for all periods presented.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which for entities that do not measure inventory using the last-in, first-out (LIFO) or retail inventory method, changes the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value. The ASU also eliminates the requirement for these entities to consider replacement cost or net realizable value less an approximately normal profit margin when measuring inventory. ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, with early adoption permitted as of the beginning of an interim or annual period. The Company is currently evaluating the impact of this accounting standard.

In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement—Period Adjustments—Changes to the accounting for measurement-period adjustments relate to business combinations. Currently, an acquiring entity is required to retrospectively adjust the balance sheet amounts of the acquiree recognized at the acquisition date with a corresponding adjustment to goodwill as a result of changes made to the balance sheet amounts of the acquiree. The measurement period is the period after the acquisition date during which the acquirer may adjust the balance sheet amounts recognized for a business combination (generally up to one year from the date of acquisition). The changes eliminate the requirement to make such retrospective adjustments, and, instead require the acquiring entity to record these adjustments in the reporting period they are determined. The new standard is effective for periods beginning after December 15, 2015. We adopted ASU 2015-16 on December 26, 2015 on a prospective basis for any changes to provisional amounts after the acquisition date. In the third quarter of 2016, we recognized certain measurement period adjustments as disclosed in Note 2 to our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. ASU 2015-17 is effective for fiscal years beginning after December 15, 2017, with early adoption permitted. We adopted ASU 2015-17 on a retrospective basis in 2015. Accordingly, to conform with the 2015 presentation, we reclassified the current deferred taxes to noncurrent on our December 26, 2014 Consolidated Balance Sheet, which decreased current deferred tax assets $3.2 million and decreased noncurrent deferred tax liabilities $3.2 million.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update establishes a comprehensive lease standard for all industries. The new standard requires lessees to recognize a right of use asset and a lease liability for virtually all leases, other than leases that meet the definition of short term leases. The standard is effective for interim and annual reporting periods beginning after December 15, 2018 (December 31, 2019 for non-public entities). We are evaluating what impact, if any, the adoption of this ASU will have on our financial condition, results of operations, cash flows or financial disclosures.

In March 2016, the FASB issued ASU No. 2016-09, which amends ASC Topic 718, Compensation—Stock Compensation. This amendment simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. This guidance is effective for interim and annual reporting periods beginning after December 15, 2016. We are evaluating what impact, if any, the adoption of this ASU will have on our financial condition, results of operations, cash flows or financial disclosures.

Off-Balance Sheet Arrangements

As of December 25, 2015 and September 23, 2016, we did not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other purposes.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to financial market risks, including changes in currency exchange rates and interest rates.

Foreign Currency Exchange Risk

Currently, substantially all of our sales and arrangements with third-party suppliers provide for pricing and payment in U.S. dollars and, therefore, are not subject to material exchange rate fluctuations. As a result, we do not expect foreign currency exchange rate fluctuations to have a material effect on our results of operations. However, increases in the value of the U.S. dollar relative to other currencies would make our products more expensive relative to competing products priced in such other currencies, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our foreign suppliers raising their prices in order to continue doing business with us.

While not currently significant, we do have certain operating expenses that are denominated in currencies of the countries in which our operations are located, and may be subject to fluctuations due to foreign currency exchange rates, particularly the Singapore dollar, Malaysian Ringgit, British Pound and Euro. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions.

Interest Rate Risk

We had total outstanding debt of $65.0 million as of December 25, 2015, of which $4.6 million was due within 12 months. As of September 23, 2016, we had total outstanding debt of $81.3 million, of which $5.8 million was due within 12 months. The outstanding amount of debt reflected in our consolidated financial statements included elsewhere in this prospectus is net of $2.0 million of debt discount as of September 23, 2016.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. The interest rate on a significant majority of our outstanding debt is variable, which also reduces our exposure to these interest rate risks. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

BUSINESS

Company Overview

We are a leader in the design, engineering and manufacturing of critical fluid delivery subsystems for semiconductor capital equipment. Our primary offerings include gas and chemical delivery subsystems, collectively known as fluid delivery subsystems, which are key elements of the process tools used in the manufacturing of semiconductor devices. Our gas delivery subsystems deliver, monitor and control precise quantities of the specialized gases used in semiconductor manufacturing processes such as etch and deposition. Our chemical delivery subsystems precisely blend and dispense the reactive liquid chemistries used in semiconductor manufacturing processes such as chemical-mechanical planarization, or CMP, electroplating and cleaning. We also manufacture certain components for internal use in fluid delivery systems and for direct sales to our customers. This vertically integrated portion of our business is primarily focused on metal and plastic parts that are used in gas and chemical systems, respectively.

Fluid delivery subsystems ensure accurate measurement and uniform delivery of specialty gases and chemicals at critical steps in the semiconductor manufacturing processes. Any malfunction or material degradation in fluid delivery reduces yields and increases the likelihood of manufacturing defects in these processes. Historically, semiconductor equipment OEMs internally designed and manufactured the fluid delivery subsystems used in their process tools. Currently, most OEMs outsource the design, engineering and manufacturing of their gas delivery subsystems to a few specialized suppliers, including us. Additionally, many OEMs are also increasingly outsourcing the design, engineering and manufacturing of their chemical delivery subsystems due to the increased fluid expertise required to manufacture these subsystems. Outsourcing these subsystems has allowed OEMs to leverage the suppliers’ highly specialized engineering, design and production skills while focusing their internal resources on their own value-added processes. We believe that this outsourcing trend has enabled OEMs to reduce their fixed costs and development time, as well as provided significant growth opportunities for specialized subsystems suppliers like us.

Our goal is to be the premier supplier of outsourced fluid delivery subsystems to OEMs engaged in manufacturing capital equipment to produce semiconductors and to leverage our technology into new markets. To achieve this goal, we engage with our customers early in their design and development processes and utilize our deep engineering resources and operating expertise to jointly create innovative and advanced solutions that meet the current and future needs of our customers. These collaborations frequently involve our engineers working at our customers’ sites and serving as an extension of our customers’ product design teams. We employ this approach with two of the largest manufacturers of semiconductor capital equipment in the world. We believe this approach enables us to design subsystems that meet the precise specifications our customers demand, allows us to often be the sole supplier of these subsystems during the initial production ramp and positions us to be the preferred supplier for the entire five to ten-year lifespan of the process tool.

The broad technical expertise of our engineering team, coupled with our early customer engagement approach, enables us to offer innovative and reliable solutions to complex fluid delivery challenges. With two decades of experience developing complex fluid delivery subsystems and meeting the constantly changing production requirements of leading semiconductor OEMs, we have developed expertise in fluid delivery that we offer to our OEM customers. In addition, our capital efficient model and the integration of our business systems with those of our customers provides us the flexibility to fulfill increased demand and meet changing customer requirements with minimum additional capital outlay. With an aim to superior customer service, we have a global footprint with many facilities strategically located in close proximity to our customers. We have established long standing relationships with top tier OEM customers, including Lam Research and Applied Materials, which were our two largest customers by sales in fiscal 2015.

We grew our sales by 16.7% from $249.1 million in fiscal 2014 to $290.6 million in fiscal 2015, and by 21.2% from $226.3 million in the nine months ended September 25, 2015 to $274.3 million in the nine months ended September 23, 2016. We generated net income from continuing operations of $5.8 million in fiscal 2014, $12.8 million in fiscal 2015, $12.8 million in the nine months ended September 25, 2015 and $12.8 million in the nine months ended September 23, 2016. We generated adjusted net income from continuing operations of $11.7 million in fiscal 2014, $20.2 million in fiscal 2015, $17.9 million in the nine months ended September 25, 2015 and $19.8 million in the nine months ended September 23, 2016. See note 3 to “Prospectus Summary—Summary Consolidated Financial Data” for a discussion of adjusted net income, an accompanying presentation of the most directly comparable GAAP financial measure, net income (loss), and a reconciliation of the differences between adjusted net income and net income.

Our Industry

We design, engineer and manufacture critical fluid delivery subsystems for the semiconductor capital equipment.

The Semiconductor Device Industry is Large and Growing

Semiconductors are essential building blocks in all electronic systems. In recent years, semiconductor growth has been driven largely by increasing global demand for mobile devices and computer network systems. As consumers increasingly become accustomed to end products with higher functionality, better power management and smaller form factors, the demand for advanced semiconductor devices is expected to grow. Gartner estimates the semiconductor device market is expected to grow to $350.1 billion in 2017 from $315.0 billion in 2013.

Semiconductor Manufacturing Process is Complex and Constantly Evolving

Semiconductor manufacturing is complex and capital-intensive, requiring hundreds of process steps utilizing specialized manufacturing equipment. Technological advancements in semiconductor manufacturing have traditionally led to a continual increase in the number of transistors in a given area of silicon, enabling smaller and more feature-rich devices. As a result, semiconductor device manufacturers must continuously refine their manufacturing processes and invest in next-generation manufacturing equipment that can produce semiconductors with a smaller chip size or an increasing number of features, both of which require more complexity. Gartner estimates that the global spend on wafer fabrication equipment will grow to $35.7 billion in 2017 from $27.3 billion in 2013.

The diagram below illustrates the various semiconductor manufacturing process steps and highlights those that require fluid delivery functionality:

Semiconductor manufacturing starts with the wafer preparation process steps, including slicing and polishing the silicon wafers and can include growing an epitaxial layer on the top of the wafer. The next series of steps involve front end processing where layers of circuitry are built into the wafer, including insulating, conducting and semiconducting materials that are precisely placed on the wafer and layered on top of one another in a repetitive process. The front end process steps include deposition, CMP and cleaning, application of photoresist, optical lithography, etch, strip and wet clean and ion implantation. Many of these front end process steps, particularly etch, deposition and CMP need to be repeated more than 20 times to place all the layers on an integrated circuit. The number of front-end steps is expected to increase further as manufacturers adopt various complex next-generation manufacturing techniques. Fluid delivery subsystems play a critical role in the majority of semiconductor manufacturing steps, particularly in front end processing. We believe that the fluid delivery market will benefit from the increase of front-end manufacturing step repetitions which is required as semiconductors increase in complexity.

Changing Semiconductor Manufacturing Processes is Increasing the Need for Fluid Delivery Systems

A number of innovations in the design and manufacturing of semiconductors are being adopted in order to meet the continuing miniaturization and functionality demands, including:

•

Multiple patterning:    Multiple patterning refers to using multiple passes through the lithography, etch and deposition steps in order to manufacture semiconductors at process nodes below 20 nanometers using current lithography equipment.

•

Tri-gate, or FinFET, transistors:    FinFET transistors refer to tri-gate transistors which solve the challenges of current leakage, heat dissipation and lower performance in shrinking two-dimensional transistors, but are more complex to manufacture than two-dimensional planar transistors.

•

Three-dimensional, or 3D, semiconductors:    3D semiconductors refer to integrated circuits that build features in multiple vertical layers, rather than in a single layer. 3D semiconductor processes are common in NAND flash memory and other semiconductor devices.

•

Advanced packaging: Advanced packaging refers to the increasing use of traditional wafer manufacturing techniques to the packaging of ever smaller semiconductor components into a form that can be placed onto a circuit board.

Each of these innovations increases the number of process steps that a wafer must pass through during the manufacturing process, in particular, the number of etch, deposition and CMP steps. For example, according to Gartner, changes in the market for process requirements will drive an average annual growth in etch spending of 15% and chemical vapor deposition, or CVD, spending of 15% from 2013 to 2017. This growth benefits us directly as the majority of our gas delivery subsystems are used in etch and CVD processes. Also according to Gartner, spending on CMP will grow at an average annual rate of 13% over the same period. This is the primary step where chemical delivery systems are used.

Semiconductor Capital Equipment Industry is Concentrated

The semiconductor capital equipment industry is dominated by a few large OEMs which focus on developing equipment specialized for many complex manufacturing process steps. As semiconductor manufacturing has become more technically advanced and capital intensive in recent years, the semiconductor equipment industry has experienced significant consolidation in order for the remaining OEMs to leverage economies of scale for delivering larger and more complex tools. As a result, most major semiconductor equipment markets are now typically supplied by a limited number of major global suppliers. According to Gartner, the top five semiconductor equipment OEMs by sales in 2015 represented 67% of the total market for wafer fabrication equipment. These few large equipment companies, including our two largest customers, focus on servicing the large foundries and integrated device manufacturers with a broad array of products and service capabilities.

Semiconductor Capital Equipment OEMs Outsource Critical Subsystems including Fluid Delivery Subsystems

Historically, semiconductor equipment OEMs designed and manufactured their process equipment entirely in-house, building their own subsystems and in some cases their own components for use in their process equipment. Today, these OEMs are increasingly outsourcing the development, design, prototyping, engineering, manufacturing, assembly and testing of various critical subsystems to specialized independent suppliers. We believe that subsystem outsourcing has allowed OEMs to benefit from the highly specialized engineering, design and manufacturing skills of the subsystem suppliers while focusing internal resources on their own most critical value-added subsystems and processes. We likewise believe that outsourcing these subsystems enables OEMs to reduce fixed costs, achieve greater operational efficiencies and shorten development timeframes.

This outsourcing trend has been particularly applicable to the fluid delivery subsystem market. Over the past decade, as gas delivery subsystems have become more complex most

OEMs have increasingly outsourced the design, engineering and manufacturing of these gas delivery subsystems to us and other third party suppliers as these subsystems have become increasingly complex to allow for constantly changing gas recipes. OEMs have begun to outsource chemical delivery subsystems, creating an additional opportunity for suppliers with fluid delivery capability.

Our Competitive Strengths

As a leader in the fluid delivery industry, we believe that our key competitive strengths include the following:

Deep Fluids Engineering Expertise

We believe that our engineering team, comprised of chemical engineers, mechanical engineers and software and systems engineers, has positioned us to expand the scope of our solutions, provide innovative subsystems and strengthen our incumbent position at our OEM customers. Many of our engineers are industry veterans and have spent a significant portion of their careers at our customers, bringing first-hand expertise and a heightened understanding of our customers’ needs. Our engineering team acts as an extension of our customers’ product development teams, providing our customers with technical expertise that is outside of their core competencies.

Early Engagement with Customers on Product Development

We seek to engage with our customers and potential customers very early in their process for new product development. We believe this approach enables us to collaborate on product design, qualification, manufacturing and testing in order to provide a comprehensive, customized solution. Through early engagement during the complex design stages, our engineering team gains early insight into our customers’ technology roadmaps which enables us to pioneer innovative and advanced solutions. In many cases our early engagement with our customers enables us to be the sole source supplier when the product is initially introduced.

Long History and Strong Relationships with Top Tier Customers

We have established deep relationships with top tier OEMs such as Lam Research and Applied Materials, which were our two largest customers by sales in fiscal 2015. Our customers are global leaders by sales and are considered consolidators in the increasingly concentrated semiconductor capital equipment industry. Our existing relationships with our customers have enabled us to effectively compete for new fluid delivery subsystems for our customers’ next generation products in development. We leverage our deep rooted existing customer relationships with these market leaders to penetrate new business opportunities created through industry consolidation. Our close collaboration with them has contributed to our established market position and several key supplier awards.

Operational Excellence with Scale to Support the Largest Customers

Over our 17 year history of designing and building gas delivery systems, we have developed deep capabilities in operations. We have strategically located our Austin, Texas and Tualatin, Oregon manufacturing facilities near our customers’ locations in order to provide fast and efficient responses to new product introductions, and accommodate configuration or design changes late in the manufacturing process. We have also built significant capacity in Singapore to support high volume products. In addition to providing high quality and reliable fluid delivery subsystems, one of our principal focuses is delivering short lead times to allow our customers the maximum flexibility in their production processes. We have accomplished this by investing in manufacturing systems and developing an efficient supply chain. Our focus on operational efficiency and flexibility allows us to respond quickly to customer requests by frequently shipping products to customers less than three weeks after receiving the order.

Capital Efficient and Scalable Business Model

In general, our business is not capital intensive and we are able to grow sales with a low investment in property, plant and equipment and low levels of working capital. In 2014 and 2015, our total capital expenditures were $3.5 million and $1.4 million, respectively. In particular, our close supplier relationships also enable us to scale production quickly without maintaining significant inventory on hand. The semiconductor capital equipment market has historically been cyclical. We have structured our business to minimize fixed manufacturing overhead and operating expenses to enable us to grow net income at a higher rate than sales during periods of growth. Conversely, our low fixed cost approach allows us to minimize the impact of cyclical downturns on our net income, but results in a smaller increase in gross margin as a percentage of sales in times of increased demand.

The semiconductor capital equipment market has historically been cyclical. We have structured our business to minimize fixed manufacturing overhead and operating expenses to enable us to grow net income at a higher rate than sales during periods of growth. For example, from 2013 to 2015, sales grew at a CAGR of 15.2% while adjusted net income grew at a CAGR of 57.9%. Conversely, our low fixed cost approach allows us to minimize the impact of cyclical downturns on our net income, but results in a smaller increase in gross margin as a percentage of sales in times of increased demand.

Our Growth Strategy

Our objective is to enhance our position as a leader in providing fluid delivery solutions, including subsystems and tool refurbishment, to our customers by leveraging our core strengths. The key elements of our growth strategy are:

Grow Our Market Share within Existing Customer Base

We intend to grow our position with existing customers by continuing to leverage our specialized engineering talent and early collaboration approach with OEMs to foster long-term relationships. Each of our customers produces many different process tools for various process steps. At each customer, we are the outsourced supplier of fluid delivery subsystems for a subset of their entire process tool offerings. We are constantly looking to expand our relationships and to capture additional share at our existing customers. We believe that our early collaborative approach with customers positions us to deliver innovative and dynamic solutions, offer timely deployment and meet competitive cost targets, further enhancing our brand reputation. Due to previous successful engineering projects with this OEM, we were selected as the development partner on key next generation platforms. Success on these platforms along with other operational successes has grown our revenue from $1.1 million in 2011 to $18.8 million in 2015. Through our recent purchase of a plastic machining & fabrication company, we were able to enter the market for chemical delivery subsystems for CMP process tools where we had only limited engagement in the past. Using this and our existing engineering capability, we were awarded the design and manufacturing of the chemical delivery module for one of our two largest customers who is a market leader in this space.

Grow Our Total Available Market at Existing Customers with Expanded Product Offerings

We continue to work with our existing core customers on additional opportunities, including chemical delivery, one of our important potential growth areas. We believe that wet processes, such as chemical-mechanical planarization, or CMP, clean and electro chemical deposition, or ECD, that require precise chemical delivery are currently an underpenetrated market opportunity for us. By leveraging our existing customer relationships and strong reputation in fluid mechanics, we intend to increase our chemical delivery module market share as well as to introduce additional related products. In April, 2016, we acquired Ajax and its subsidiaries to add chemical delivery subsystem capabilities with our existing customers. The Ajax Acquisition allows us to manufacture and assemble the complex plastic and metal products required by the medical, biomedical, semiconductor and data communication equipment industries. In addition, we believe that as a larger number of leading edge tools are deployed and installed, our market opportunity for refurbishment of legacy systems grows.

Expand Our Total Customer Base Within Fluid Delivery Market

We are actively in discussions with new customers that are considering outsourcing their gas and chemical delivery needs. As an example, we were recently selected as the manufacturing partner for a provider of etch process equipment that was previously not a customer of ours.

Expand Into Emerging Opportunities

We plan to leverage our existing manufacturing platform and engineering expertise to develop or acquire new products and solutions for attractive, high growth applications within new markets such as medical, research, oil and gas and energy. We believe these efforts will diversify our sales exposure while capitalizing on our current capabilities.

Continue to Improve Our Manufacturing Process Efficiency

We continually strive to improve our processes to reduce our manufacturing process cycle time, improve our ability to respond to last minute design or configuration changes, reduce our manufacturing costs and reduce our inventory requirements in order to improve profitability and make our product offerings more attractive to new and existing customers.

Our Products and Services

We are a leader in the design, engineering and manufacturing of critical fluid delivery subsystems. Our product and service offerings are classified in the following categories:

Gas Delivery Subsystems

Gas delivery is among the most technologically complex functions in semiconductor capital equipment and is used to deliver, monitor and control precise quantities of the vapors and gases critical to the manufacturing process. Our gas delivery systems consist of a number of gas lines, each controlled by a series of mass flow controllers, regulators, pressure transducers and valves, and an integrated electronic control system. Our gas delivery subsystems are primarily used in equipment for “dry” manufacturing processes, such as etch, chemical vapor deposition, physical vapor deposition, epitaxy and strip.

The image below shows a typical dry-process front end semiconductor tool, with the gas delivery subsystem highlighted (generally each tool has multiple gas delivery systems):

Chemical Delivery Subsystems

Our chemical delivery subsystems are used to precisely blend and dispense reactive chemistries and colloidal slurries critical to the specific “wet” front-end process, such as wet clean, ECD and CMP. In addition to the chemical delivery subsystem, we also develop the process modules that apply the various chemicals directly to the wafer in a process and application-unique manner to create the desired chemical reaction.

The image below shows a typical wet-process front end semiconductor tool, with a chemical delivery subsystem and corresponding application process module highlighted:

History

Our business of designing and manufacturing critical systems for semiconductor capital equipment manufacturers was started by Celerity, Inc. in 1999. Our business operated as a stand-alone business until 2009 when Celerity sold the business to a private equity fund. Francisco Partners acquired the business in December 2011 and formed Ichor Holdings, Ltd. in March 2012 to serve as the parent company as part of a restructuring to accommodate the expansion of our business in Singapore and Malaysia. In April 2012, we acquired Semi Scenic UK Limited to provide refurbishment services for legacy tools. In April 2016, we purchased Ajax for approximately $17.6 million to add chemical delivery subsystem capabilities with existing customers. We intend to continue to evaluate opportunistic acquisitions to supplement our organic growth.

Customers, Sales and Marketing

We market and sell our products directly to equipment OEMs in the semiconductor equipment market. These industries are highly concentrated and, as a result, we are dependent upon a small number of key customers. For fiscal 2015, our two largest customers were Lam Research and Applied Materials, which accounted for 57% and 38% of our sales, respectively. We also serve customers in the tool refurbishment market, which we believe is a growing market due to the extended lifetime of current manufacturing equipment. We do not have long-term contracts that require customers to place orders with us in fixed or minimum volumes, and we generally operate on purchase order basis with customers.

Our sales and marketing efforts focus on fostering close business relationships with our customers. As a result, we locate many of our account managers near the customer they support. Our sales process involves close collaboration between our account managers and engineering and operations teams. Account managers and engineers work together with customers and in many cases provide on-site support, including attending customers’ internal meetings related to production and engineering design. Each customer project is supported by our account managers and customer support team, who ensure we are aligned with all of the customer’s quality, cost and delivery expectations.

Operations, Manufacturing and Supply Chain Management

We have developed a highly flexible manufacturing model with cost-effective locations situated nearby the manufacturing facilities of our largest customers.

Operations

Our product cycle engagements begin by working closely with our customers to outline the solution specifications before design and prototyping even begin. Our design and manufacturing process is highly flexible, enabling our customers to make alterations to their final requirements throughout the design, engineering and manufacturing process. This flexibility results in significantly decreased design-to-delivery cycle times for our customers. For instance, it can take as little as 20 to 30 days for us to manufacture a gas delivery system with fully evaluated performance metrics after receiving an order.

Manufacturing

We are ISO 9001 qualified at each of our manufacturing locations, and our manufactured subsystems and modules adhere to strict design tolerances and specifications. We operate Class 100 and Class 10,000 clean room facilities for customer-specified testing, assembly and integration of high-purity gas and chemical delivery systems at our locations in Singapore; Tualatin, Oregon; and Austin, Texas. We also operate a facility in Malaysia for components used in our gas delivery subsystems and a facility in Union City, California for critical components used in our chemical delivery subsystems. Our facilities are located in close proximity to our largest customers to allow us to collaborate with them on a regular basis and to enable us to deliver our products on a just-in-time basis, regardless of order size or the degree of changes in the applicable configuration or specifications.

We qualify and test key components that are integrated into our subsystems, and test our fluid delivery subsystems during the design process and again prior to shipping. Our quality management system allows us to access real-time corrective action reports, non-conformance reports, customer complaints and controlled documentation. In addition, our senior management conducts quarterly reviews of our quality control system to evaluate effectiveness. Our customers also complete quarterly surveys which allow us to measure satisfaction.

Supply Chain Management

We use a wide range of components and materials in the production of our gas and chemical delivery systems, including filters, mass flow controllers, regulators, pressure transducers and valves. We obtain components and materials from a large number or sources, including single source and sole source suppliers. We use consignment material and just-in-time stocking programs to better manage our component inventories and better respond to changing customer requirements. These approaches enable us to significantly reduce our inventory levels and maintain flexibility in responding to changes in product demand.

In addition, a key part of our strategy is to identify multiple suppliers with a strong global reach that are located within close proximity to our manufacturing locations. We have centralized our procurement operations into our Austin, Texas location in order to streamline our materials spending, leverage localized purchasing support within our manufacturing locations and enable the use of regional supply chains.

Technology Development and Engineering

We have a long history of engineering innovation and development. Over time, we have transitioned from being simply an integration engineering and components company into a gas and chemical delivery subsystem leader with complete system engineering and integration expertise. Our industry continues to experience rapid technological change, requiring us to continuously invest in technology and product development and to regularly introduce new products and features that meet our customers’ evolving requirements.

We have built a team of gas delivery experts, many of whom have previously worked for certain of our customers. As of September 23, 2016, our engineering team consisted of 40 engineers and designers with mechanical, electrical, chemical, systems and software expertise. Our engineers are closely connected with our customers and typically work at our customers’ sites and operate as an extension of our customers’ design team. We engineer within our customers’ processes, design vaults, drawing standards and part numbering systems. These development efforts are designed to meet specific customer requirements in the areas of subsystem design, materials, component selection and functionality. Over 80% of our sales are generated from projects during which our engineers cooperated with our customer early in the design cycle. Through this early collaborative process, we become an integral part of our customers’ design and development processes, and we are able to quickly anticipate and respond to our customers’ changing requirements. This close engineering collaboration with OEMs has helped us to transition approximately 85% of our initial customers into repeat business.

Our engineering team also works directly with our suppliers to help them identify new component technologies and make necessary changes in, and enhancements to, the components that we integrate into our products. Our analytical and testing capabilities enable us to evaluate multiple supplier component technologies and provide customers with a wide range of appropriate component and design choices for their gas and chemical delivery systems and other critical subsystems. Our analytical and testing capabilities also help us anticipate technological changes and the requirements in component features for next-generation gas delivery systems and other critical subsystems.

Competition

The markets for our products are very competitive. When we compete for new business, we face competition from other suppliers of gas or chemical delivery subsystems, as well as the internal manufacturing groups of OEMs. While many OEMs have outsourced the design and manufacture of their gas and chemical delivery systems, we would face additional competition if in the future these OEMs elected to develop these systems internally.

The gas delivery subsystem market is highly concentrated and we face competition primarily from Ultra Clean Technology, with limited competition from regional or specialized suppliers. The chemical delivery subsystem industry is fragmented and we face competition from numerous suppliers. In addition, the market for tool refurbishment is fragmented and we compete with many regional competitors.

The primary competitive factors we emphasize include:

•	early engagement with customers;

•	size and experience of engineering staff;

•	design-to-delivery cycle times;

•	flexible manufacturing capabilities; and

•	customer relationships.

We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that could adversely affect sales of our current and future products. In addition, the limited number of potential customers in our industry further intensifies competition. We anticipate that increased competitive pressures will cause intensified price-based competition and we may have to reduce the prices of our products. In addition, we expect to face new competitors as we enter new markets.

Intellectual Property

Our success depends, in part, upon our ability to maintain and protect our technology and products and to conduct our business without infringing the proprietary rights of others. We continue to invest in securing intellectual property protection for our technology and products and protect our technology by, among other things, filing patent applications. We also rely on a combination of trade secrets and confidentiality provisions, and to a much lesser extent, copyrights and trademarks, to protect our proprietary rights. We have historically focused our patent protection efforts in the United States and, as of September 23, 2016, we held 16 U.S. patents. We do not have any active foreign patents but may decide in the future to seek patents in foreign jurisdictions if we believe such patents would benefit our business. While we consider our patents to be valuable assets, we do not believe the success of our business or our overall operations are dependent upon any single patent or group of related patents. In addition, we do not believe that the loss or expiration of any single patent or group of related patents would materially affect our business.

Intellectual property that we develop on behalf of our customers is generally owned exclusively by those customers. In addition, we have agreed to indemnify certain of our customers against claims of infringement of the intellectual property rights of others with respect to our products. Historically, we have not paid any claims under these indemnification obligations, and we do not have any pending indemnification claims against us.

Employees and Labor Relations

As of September 23, 2016, we had approximately 530 full time employees and approximately 141 contract or temporary workers worldwide. Of our total employees,

approximately 40 are engineers, 31 are engaged in sales and marketing, 545 are engaged in manufacturing, and 55 perform executive and administrative functions. None of our employees are unionized, but in various countries, local law requires our participation in works councils. We have not experienced any material work stoppages at any of our facilities. We consider our relationship with our employees to be good.

Properties

Our principal executive office is located at 3185 Laurelview Ct., Fremont, California 94538. As of September 23, 2016, our principal manufacturing and administrative facilities, including our executive offices, comprises approximately 358,579 square feet. All of our facilities are leased. The table below sets forth the approximate square footage of each of our facilities.

Location	Approximate Square Footage
Kingston, New York(1)	71,751
Tualatin, Oregon	52,546
Singapore	76,898
Austin, Texas	25,720
Selangor, Malaysia Building 1(2)	6,212
Selangor, Malaysia Buildings 2 and 3(3)	4,576
Selangor, Malaysia Building 4	12,546
Santa Clara, California(4)	4,224
Fremont, California	10,647
East Blantyre, Scotland	37,651
Union City, California	52,808
Pflugerville, Texas(5)	3,000

(1)	Operations ceased in Kingston as of May 27, 2016. The facility is leased through February 28, 2018.
(2)	Lease expires January 31, 2017. All operations are expected to be moved to Selangor, Malaysia Building 4 by the end of 2016.
(3)	Lease expires December 31, 2016. All operations are expected to be moved to Selangor, Malaysia Building 4 by the end of 2016.
(4)	Operations at this facility were relocated to Fremont, California on September 14, 2014 and this facility was subleased to a third party until the lease expired on July 31, 2016.
(5)	Operations at this facility were relocated to the Austin facility before the lease expired on August 31, 2016.

We believe that our existing facilities and equipment are well maintained, in good operating condition and are adequate to meet our currently anticipated requirements.

Environmental, Health, and Safety Regulations

Our operations and facilities are subject to federal, state and local regulatory requirements and foreign laws and regulations, relating to environmental, waste management and health and safety matters, including those relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and wastes, as well as practices and procedures applicable to the construction and operation of our facilities. We believe that our business is operated in substantial compliance with applicable regulations. However, in the future we could incur substantial costs, including cleanup costs, fines or civil or criminal sanctions, or third-party property damage or personal injury claims, in the event of violations or liabilities under these laws and regulations, or non-compliance with the environmental permits required at our facilities. Potentially significant expenditures could be required in order to comply with environmental laws that may be adopted or imposed in the future. We are not aware of any threatened or pending environmental investigations, lawsuits or claims involving us, our operations or our current or former facilities.

Legal Proceedings

We are currently not a party to any legal proceedings. However, in the future we may be subject to various legal claims and proceedings which arise in the ordinary course of our business involving claims incidental to our business, including employment-related claims.

MANAGEMENT

The following table sets forth information regarding our directors and executive officers upon completion of this offering.

Name	Age	Position/Title
Thomas M. Rohrs	65	Executive Chairman, Chief Executive Officer and Director
Maurice Carson	59	President, Chief Financial Officer and Director
Philip Barros	36	Chief Technology Officer
John Chenault	69	Director
Dipanjan Deb	47	Director
Andrew Kowal	39	Director
Iain MacKenzie	57	Director

Ages shown above are as of September 23, 2016. The following is a brief description of the business experience of each of the persons listed above.

Thomas M. Rohrs has served as Executive Chairman and director of Ichor since February 2012 and as Chief Executive Officer since September 2014. Prior to serving at Ichor, Mr. Rohrs served as Chief Executive Officer and Chairman of Skyline Solar from 2010 to 2012 and Electroglas from 2006 to 2009. Mr. Rohrs also served as Senior Vice President of Global Operations and a member of the Executive Committee for Applied Materials from 1997 to 2002 and as Vice President of Worldwide Operations for Silicon Graphics from 1992 to 1997. Mr. Rohrs currently serves on the board of directors of Advanced Energy and Intevac. Mr. Rohrs previously served on the board of directors of Magma Design Automation, Ultra Clean Technologies and Vignani Technologies. Mr. Rohrs holds a B.S. in mechanical engineering from the University of Notre Dame and an M.B.A. from the Harvard Business School. We believe Mr. Rohrs is qualified to serve as a member of our board of directors because of his extensive experience in technology industries, significant senior leadership and his strategic insight into Ichor, gained from his role as Chief Executive Officer.

Maurice Carson has served as a director of Ichor since February 2012 and as President and Chief Financial Officer since September 2014. Prior to serving at Ichor, Mr. Carson served as Chief Financial Officer of Intematix from 2011 to 2014 and served as Chief Financial Officer of Actel Corporation from 2009 to 2010. Mr. Carson holds a B.S. in finance and accounting from the University of Colorado and an M.B.A. from the University of Chicago. We believe Mr. Carson is qualified to serve as a member of our board of directors because of his extensive experience in finance and operations, particularly in technology industries, and his strategic insight into Ichor, gained from his role as Chief Financial Officer.

Philip Barros has served as Chief Technology Officer of Ichor since September 2015. Previously, Mr. Barros had served as Senior Vice President of Engineering of Ichor since April 2011, and prior to that time, served as Vice President of Engineering at Ichor since 2009. Prior to serving at Ichor, Mr. Barros served in various management positions at Celerity, Inc. from 2004 to 2009, including Vice President of Engineering and Director of Systems Engineering, and served in various engineering and management positions at Applied Materials from 2000 to 2004. Mr. Barros holds a B.S. in Mechanical Engineering from San Jose State.

John Chenault has served as a director of Ichor since October 2015. Mr. Chenault served as Chief Financial Officer of Novellus Systems, a semiconductor company, from April 2005 to September 2005, after which he retired. Prior to that, Mr. Chenault had served as Novellus Systems’ Vice President of Corporate Development from February 2005 to April 2005, Vice

President of Operation and Administration from September 2003 to February 2005, Executive Vice President of Worldwide Sales and Service from February 2002 to September 2003 and Executive Vice President of Business Operations from July 1997 to January 2002. Mr. Chenault has served on the board of directors and audit committee of Tessera Technologies since March 2013. Mr. Chenault also served on the board of directors of Ultra Clean Technology from June 2009 to July 2015. Mr. Chenault received a Bachelor of Business degree in Economics and an M.B.A. from Western Illinois University. Mr. Chenault is qualified to serve as a member of our board of directors and as chairman of our audit committee because of his extensive experience in finance and operations, particularly in technology industries, and his experience as a board member at Ultra Clean Technology.

Dipanjan “DJ” Deb has served as a director of Ichor since February 2012. Mr. Deb co-founded Francisco Partners Management LP, has been a Partner with Francisco Partners since its founding in August 1999 and has served as Chief Executive Officer and Managing Partner of Francisco Partners since August 2005. Prior to co-founding Francisco Partners, Mr. Deb was a principal at TPG Capital, Director of Semiconductor Banking at Robertson, Stephens & Company and a management consultant at McKinsey & Company. Mr. Deb also currently serves on the board of directors of GoodRx, Plex Software, Quest Software and SonicWALL and formerly served on the board of directors of AMI Semiconductor, Barracuda Networks, CBA Group, Cross Match Technologies, Corsair, Legerity, MagnaChip, Metrologic, NPTest/Credence, Numonyx, SMART Modular Technologies, Ultra Clean Technology, Conexant, Globespan, and ON Semiconductor. Mr. Deb holds a B.S. in electrical engineering and computer science from the University of California, Berkeley, where he was a Regents Scholar and an M.B.A. from the Stanford Graduate School of Business. We believe that Mr. Deb is qualified to serve as a member of our board of directors because of his experience in the private equity and venture capital industries analyzing, investing in and serving on the boards of directors of manufacturing and technology companies, as well as his perspective as a representative of our largest shareholder.

Andrew Kowal has served as a director of Ichor since February 2012. Mr. Kowal is a Partner with Francisco Partners Management LP. Prior to joining Francisco Partners in 2001, Mr. Kowal served as a member of Princes Gate Investors where he was responsible for the identification, evaluation and execution of private equity transactions in a variety of industries, including information technology. In addition to Ichor, Mr. Kowal currently serves on the board of directors of Corsair Components, Optanix, OSY Holdings, Procera Networks, Shoregroup and Source Photonics. Mr. Kowal previously served on the board of directors of Aderant Holdings, MagnaChip Semiconductor, Metrologic Instruments and Mitel Networks Corporation. Mr. Kowal holds a B.S. in Economics with a Finance concentration from The Wharton School, University of Pennsylvania. We believe that Mr. Kowal is qualified to serve as a member of our board of directors because of his experience in the private equity and venture capital industries analyzing, investing in and serving on the boards of directors of manufacturing and technology companies, as well as his perspective as a representative of our largest shareholder.

Iain MacKenzie has served as a director of Ichor since October 2015. Mr. MacKenzie has served as President of SMART Modular Technologies, or SMART, a specialty memory solutions provider, since 2002 and Chief Executive Officer since 2005. Prior to serving as SMART’s President and CEO, Mr. MacKenzie was vice president of worldwide operations for SMART and Force Computers when both were owned by Solectron. Before that, he was responsible for the start-up, SMART Modular Technologies (Europe) Ltd. Subsidiary, where he also served as general manager. Mr. MacKenzie holds the Higher National Diploma in mechanical and production engineering and the Ordinary National Diploma in electrical/electronic engineering from the Kirkcaldy College of Technology (Fife University) in Scotland. Mr. MacKenzie is

qualified to serve as a member of our board of directors and as a member of our audit committee because of his extensive business and financial background and his multiyear service as the Chief Executive Officer of an international technology company.

Controlled Company

For purposes of NASDAQ rules, we will be a “controlled company” after completion of this offering. Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Francisco Partners will continue to control more than 50% of the voting power of our ordinary shares upon completion of this offering and will continue to have the right to designate a majority of the members of our board of directors for nomination for election and the voting power to elect such directors following this offering. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided in NASDAQ rules. Specifically, as a controlled company, we will not be required to have (1) a majority of independent directors, (2) a Nominating and Corporate Governance Committee composed entirely of independent directors, (3) a Compensation Committee composed entirely of independent directors or (4) an annual performance evaluation of the Nominating and Corporate Governance Committee and Compensation Committee. Therefore, following this offering, we may not have a majority of independent directors, our Compensation, Nominating and Corporate Governance Committee may not consist entirely of independent directors and such committee may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the applicable NASDAQ corporate governance requirements. In the event that we cease to be a controlled company, we will be required to comply with those requirements within specified transition periods.

The controlled company exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and NASDAQ rules, which require that our Audit Committee be composed of at least three members, two of whom will be independent upon the listing of our ordinary shares on NASDAQ and each of whom will be independent within one year of our initial public offering.

Composition of our Board of Directors

Upon the completion of this offering, our board of directors will consist of six directors. The authorized number of directors may be changed from time to time by resolution of our board of directors and with the prior written consent of Francisco Partners for so long as it holds director nomination rights. Vacancies on our board of directors can be filled by resolution of our board of directors. Subject to any rights applicable to any then outstanding preferred shares, any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office unless otherwise required by law or by a resolution passed by our board of directors. The term of office for each director will be until his or her successor is elected at the applicable annual general meeting or his or her death, resignation or removal, whichever is earliest to occur. In addition, Francisco Partners will have director nomination rights under our amended and restated memorandum and articles of association. See “Description of Share Capital—Director Nomination Rights.”

Upon the completion of this offering, our board of directors will be divided into three classes, each serving staggered, three-year terms:

•	our Class I directors will be Iain MacKenzie and Thomas Rohrs, and their terms will expire at the first annual general meeting of shareholders following our initial public offering;

•	our Class II directors will be Dipanjan Deb and Andrew Kowal, and their terms will expire at the second annual general meeting of shareholders following our initial public offering; and

•	our Class III directors will be Maurice Carson and John Chenault, and their terms will expire at the third annual general meeting of shareholders following our initial public offering.

As a result, only one class of directors will be elected at each annual general meeting of shareholders, with the other classes continuing for the remainder of their respective terms.

Committees of our Board of Directors

Upon the completion of this offering, the standing committees of our board of directors will be an Audit Committee and a Compensation, Nominating and Corporate Governance Committee. Each of the committees will report to our board of directors as they deem appropriate and as our board of directors may request. The expected composition, duties and responsibilities of these committees are set forth below.

Audit Committee

The Audit Committee will be responsible for, among other matters: (1) oversight of the quality and integrity of our financial statements and financial reporting processes and of our systems of internal accounting and financial controls and disclosure controls; (2) the qualifications and independence of our independent auditors; (3) the performance of our internal audit function and independent auditors; and (4) compliance with legal and regulatory requirements and codes of conduct and ethics programs established by management and our board of directors.

Immediately following this offering, the Audit Committee will consist of John Chenault, Andrew Kowal and Iain MacKenzie. We believe that each of Messrs. Chenault and MacKenzie will qualify as an independent director according to the rules and regulations of the SEC and NASDAQ with respect to audit committee membership. We expect to have a fully independent Audit Committee within one year of our initial public offering in order to comply with the applicable rules and regulations of NASDAQ.

We also believe that Mr. Chenault qualifies as an “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our board of directors will adopt a written charter for the Audit Committee in connection with this offering, which will be available on our corporate website at www.ichorsystems.com upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation, Nominating and Corporate Governance Committee

The Compensation, Nominating and Corporate Governance Committee will be responsible for, among other matters: (1) reviewing and approving all compensation, including incentive compensation and corporate and individual goals and objectives relevant to our chief executive officer, and evaluating our chief executive officer’s performance in light of those goals and objectives; (2) reviewing and approving the base salaries, incentive compensation and equity-based compensation of our other executive officers; (3) approving all significant compensation or incentive plans for executives (including material changes to all such plans); (4) having the sole authority to retain or obtain the advice of any compensation consultant, independent legal counsel or other adviser after taking into account certain factors which address the independence of that consultant, counsel or adviser; (5) annually reviewing and discussing with management the Compensation Discussion and Analysis for the Company’s proxy statement, if applicable; (6) subject to the rights of Francisco Partners under our amended and restated memorandum and articles of association, identifying and recommending to our board of directors the persons to be nominated for election as directors and to each of the committees of our board of directors; and (7) leading our board of directors in its annual review of the performance of our board of directors.

Immediately following this offering, the Compensation, Nominating and Corporate Governance Committee will consist of Dipanjan Deb, Andrew Kowal and Iain Mackenzie. Our board of directors will adopt a written charter for the Compensation, Nominating and Corporate Governance Committee in connection with this offering, which will be available on our corporate website at www.ichorsystems.com upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

For fiscal 2015, our board of directors made all compensation decisions. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

Risk Oversight

Our board of directors will oversee the risk management activities designed and implemented by our management. Our board of directors will execute its oversight responsibility for risk management both directly and through its committees. The full board of directors will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our board of directors will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our board of directors will delegate to the Audit Committee oversight of our risk management process. Our other committees of our board of directors will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Family Relationships

There are no family relationships between any of our executive officers and directors or director nominees.

Code of Business Ethics and Conduct

We expect our board of directors to adopt a code of business ethics and conduct in connection with the completion of this offering. The code of business ethics and conduct will apply to all of our employees, officers and directors. The full text of our code of business ethics and conduct will be posted on our corporate website at www.ichorsystems.com upon the completion of this offering. If we make any substantive amendments to this code or grant any waiver from a provision to our chief executive officer, principal financial officer or principal accounting officer, we will disclose the nature of such amendment or waiver on our website. The information contained on our website is not part of this prospectus.

EXECUTIVE COMPENSATION

The following section provides compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC and may contain statements regarding future individual and company performance targets and goals. These targets and goals are disclosed in the limited context of our executive compensation program and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Overview

Our “Named Executive Officers” for fiscal 2015, which consist of our principal executive officer and the two other most highly compensated executive officers, are:

•	Thomas Rohrs, our Chief Executive Officer;

•	Maurice Carson, our President and Chief Financial Officer; and

•	Philip Barros, our Chief Technology Officer.

Historically, our board of directors has set the compensation of our executive officers. The primary objectives of our executive compensation program have been to: (1) attract, engage, and retain superior talent who contribute to our long-term success; (2) motivate, inspire and reward executive officers whose knowledge, skills and performance are critical to our business; (3) ensure compensation is aligned with our corporate strategies and business objectives; and (4) provide our executive officers with incentives that effectively align their interests with those of our shareholders.

Executive Compensation Design Overview

Our executive compensation program has reflected our growth and development oriented corporate culture. To date, the compensation of our Named Executive Officers has consisted of a combination of base salary, annual cash incentive compensation and long-term incentive compensation in the form of restricted stock or stock options. Our executive officers and all salaried employees also are eligible to receive health and welfare benefits.

As we transition from a private company to a publicly-traded company, we will evaluate our philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review our executive compensation, programs, objectives and philosophy annually. In addition, as we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve.

Elements of Compensation

Base Salary

The annual base salaries for our Named Executive Officers as of the beginning of fiscal 2015 were:

Named Executive Officer	Base Salary
Thomas Rohrs	$375,000
Maurice Carson	$350,000
Philip Barros(1)	$310,000

(1)	Mr. Barros’ salary was increased to $335,000 in September 2015.

Incentive Compensation Plan

We pay performance-based cash incentives in order to align the compensation of our Named Executive Officers with our short-term operational and performance goals and to provide near-term rewards for our Named Executive Officers to meet these goals. Our short-term, performance-based cash incentive plan for fiscal 2015, or the 2015 ICP, provides for incentive payments correlated to each six-month period during our fiscal year. These incentive payments are based on the attainment of pre-established objective financial and operating goals and are intended to motivate executives to work effectively to achieve performance objectives and reward them when objectives are met and results are certified by our board of directors.

Mr. Rohrs’ target award for each half of fiscal 2015 was equal to 42.5% of his base salary (or 85% of his base salary for the entire fiscal year), up to a maximum award for each half of fiscal 2015 equal to 85% of his base salary (or up to 170% of his base salary for the entire fiscal year). Mr. Carson’s target award for each half of fiscal 2015 was equal to 30% of his base salary (or 60% of his base salary for the entire fiscal year), up to a maximum award for each half of fiscal 2015 equal to 60% of his base salary (or up to 120% of his base salary for the entire fiscal year). Mr. Barros’ target award for each half of fiscal 2015 was equal to 25% of his base salary (or 50% of his base salary for the entire fiscal year), up to a maximum award for each half of fiscal 2015 equal to 50% of his base salary (or up to 100% of his base salary for the entire fiscal year).

The following tables set forth (1) the metrics used to determine each named executive officer’s payment for each six-month period under the 2015 ICP, which include management by objectives, or MBOs, that provide for individualized performance goals and earnings before interest, taxes, depreciation and amortization, or EBITDA, (2) the weight given to each metric, and (3) the related threshold, target and maximum levels:

Metrics for First Six-Month Period of 2015	Weight	Threshold	Target	Maximum
		(Dollars in millions)
Sales	30%	$152.22	$177.0	$203.55
Gross Margin	20%	12.56%	14.6%	16.79%
EBITDA	30%	$11.35	$13.2	$15.18
Individual MBOs	20%
	100%

Metrics for Second Six-Month Period of 2015	Weight	Threshold	Target	Maximum
		(Dollars in millions)
Sales	30%	$177.25	$206.1	$237.02
Gross Margin	20%	14.36%	16.7%	19.21%
EBITDA	30%	$18.92	$22.0	$25.30
Individual MBOs	20%
	100%

The following table sets forth the result that we achieved with respect to each metric based on internal reporting as of the end of each six-month period and the corresponding percentage payout under the 2015 ICP. The actual result of certain metrics was subject to adjustment for nonrecurring or unusual expenses or events occurring during the period, and therefore the actual results of such metrics under the 2015 ICP as presented below may differ from the fiscal 2015 financial information set forth elsewhere in this prospectus:

	First Six-Month Period		Second Six-Month Period
	Actual	Percentage Payout	Actual	Percentage Payout
		(Dollars in millions)
Sales	$195.78	167%	$175.7	0%
Gross Margin	14.2%	80%	13.20%	0%
EBITDA	$15.76	200%	$13.20	0%
Individual MBOs	—	(1)	—	0%

(1)	The percentage payouts with respect to the individual MBOs for Messrs. Rohrs, Carson and Barros were 105%, 85% and 100% respectively.

Each of Messrs. Rohrs, Carson and Barros was paid a bonus under the 2015 ICP for the first six-month period of fiscal 2015 of $234,441, $150,255 and $113,228, respectively. None of our Named Executed Officers were paid bonuses under the 2015 ICP for the second six-month period of fiscal 2015 because none of the threshold amounts for the above objectives were achieved.

Equity Compensation

We use equity awards issued under the Ichor Holdings, Ltd. 2012 Equity Incentive Plan, or the 2012 Incentive Plan, to incentivize and reward our executive officers, including our Named Executive Officers, for long-term corporate performance based on the value of our ordinary shares and, thereby, to align the interests of our executive officers with those of our shareholders. These equity awards have either been in the form of stock options to purchase our ordinary shares or restricted stock. Each of Messrs. Rohrs and Carson has a restricted stock award that will vest upon the completion of this offering provided that he is both an executive officer and director on or prior to the 91st day prior to this offering. None of our Named Executive Officers received an equity award during fiscal 2015.

The size of equity awards to each of the Named Executive Officers reflects such officer’s importance as an executive officer and also takes into account, among other factors, such officer’s role and responsibilities, the competitive market for executive officers, and the size, value and vesting status of existing equity awards at the time new equity awards are granted. The market for quality executive officers is competitive and our board of directors relies on several factors to assess the competitiveness of the market, including Francisco Partners’ experience recruiting executive officers for its portfolio companies and our directors’ own experiences in recruiting and retaining qualified executive officers.

We expect to adopt a new equity incentive plan in connection with the completion of this offering. Upon adoption of our new equity incentive plan, no further grants will be made under our 2012 Incentive Plan, provided that grants outstanding under the 2012 Incentive Plan will continue to be governed by such plan. A summary of the material terms of such new equity incentive plan are set forth below under “—2016 Omnibus Incentive Plan”.

Summary of 2012 Incentive Plan

The following is a summary of the material terms of the 2012 Incentive Plan. This summary is qualified by reference to the actual text of the plan, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

The 2012 Incentive Plan allows for the grant of stock options (both incentive and non-qualified) and stock awards (both restricted and nonrestricted). The purpose of the 2012 Incentive Plan is to provide incentives that will attract, retain and motivate high performing outside directors, employees and consultants by providing them with an ownership interest in conjunction with our long-term success.

Administration.    The 2012 Incentive Plan is currently administered by our board of directors. Our board of directors has full authority to administer and interpret the 2012 Incentive Plan, to grant awards under the 2012 Incentive Plan, to determine the persons to whom awards will be granted, to determine the terms and conditions of each award, to determine the number of ordinary shares to be covered by each award and to make all other determinations in connection with the 2012 Incentive Plan and the awards thereunder as the board of directors deems necessary or desirable.

Available Shares.    As of September 23, 2016, the aggregate number of ordinary shares with respect to which awards may be granted under the Equity Plan was 3,104,293, which may be either authorized and unissued ordinary shares or ordinary shares held in or acquired for our treasury, of which there were 778,187 shares available for grant. The foregoing share amounts give effect to the reverse stock split described elsewhere in this prospectus. The number of shares with respect to which awards may be granted under the Equity Plan may be adjusted, in the discretion of our board of directors, in the event that we affect a stock dividend or stock split or there occurs any other event which necessitates such adjustment. In general, if awards under the 2012 Incentive Plan are for any reason cancelled or forfeited or expire or terminate unexercised, the shares covered by such awards will again be available for the grant of awards under the 2012 Incentive Plan.

Eligibility for Participation.    Our outside directors, employees and consultants are eligible to receive awards under the 2012 Incentive Plan. The selection of participants is made by our board of directors.

Grant Agreements.    Awards granted under the 2012 Incentive Plan are evidenced by grant agreements, which need not be identical, that provide additional terms, conditions, restrictions and limitations covering the grant of the award, including additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change in control or conditions regarding the participant’s employment, as determined by our board of directors. Each stock option granted under the plan may be a nonqualified stock option or an “incentive stock option” within the meaning of the Internal Revenue Code.

Our board of directors determines the number of ordinary shares subject to each award, the term of each award, which may not exceed 10 years, the exercise price, the vesting schedule, if any, and the other material terms of each award. No stock option may have an exercise price less than the fair market value of an ordinary share at the time of grant. Stock options will be exercisable at such time or times and subject to such terms and conditions as determined by our board of directors at grant and the exercisability of such options may be accelerated by our board of directors.

Health and Retirement Benefits

We provide medical, dental, vision, life insurance and disability benefits to all eligible employees. Our Named Executive Officers are eligible to participate in these benefits on the same basis as all other employees.

We maintain a qualified 401(k) savings plan which allows participants to defer from 0% to 50% of cash compensation up to the maximum amount allowed under Internal Revenue Service guidelines. We also provide matching contributions up to $2,500 per year for each of our executive officers and other employees.

Summary Compensation Table

The following table presents summary information regarding the total compensation paid to, earned by, and awarded to each of our Named Executive Officers in fiscal 2015.

Name and principal position	Year	Salary ($)	Bonus ($)(1)	Option awards ($)(2)	Non-equity incentive plan compensation ($)(3)	All other compensation ($)(4)	Total ($)
Thomas Rohrs	2015	$375,000	$583,318	$6,088	$234,441	$2,500	$1,201,347
Chief Executive Officer	2014	$282,692	—	$636,749	$35,775	$42,500	$997,716

Maurice Carson	2015	$350,000	$176,337	—	$150,255	$2,500	$679,092
President and Chief Financial Officer

Philip Barros	2015	$315,769	$160,534	$4,719	$113,228	$2,500	$596,750
Chief Technology Officer	2014	$300,769	—	—	$41,013	$2,500	$344,282

(1)	Represents bonuses paid in connection with the 2015 Dividend. The bonus amounts payable to each NEO equaled the product of (x) $0.155, which is the per share dividend amount paid to shareholders and (y) the number of shares of common stock underlying options and where held, the number of shares of restricted stock, held by each such individual at the time of the 2015 Dividend. Such bonus amounts are paid as the underlying awards vest, provided that certain future payments will be accelerated and paid in connection with this offering.
(2)	Mr. Rohrs was granted stock options under the 2012 Incentive Plan in connection with his appointment as Chief Executive Officer in September 2014. The value of Mr. Rohrs’ option award was based on the fair value of the award as of the grant date calculated in accordance with ASC 718, excluding any estimate of future forfeitures. Also includes for each Named Executive Officer, incremental value associated with the modification of the exercise prices of outstanding options in connection with the 2015 Dividend pursuant to the terms of the 2012 Incentive Plan.
(3)	Represents the actual amount earned by each of our Named Executive Officers under our short-term, performance-based cash incentive plan for fiscal 2015 or fiscal 2014, as applicable. See “—Elements of Compensation-Incentive Compensation Plan” for additional information regarding the 2015 ICP.
(4)	Represents matching contributions of $2,500 per year under our 401(k) plan and (b) for Mr. Rohrs, $40,000 paid as a retention sign-on bonus payment pursuant to his employment agreement.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding equity awards for each of our Named Executive Officers as of December 25, 2015 (giving effect to the 1 for 8.053363 reverse split of our ordinary shares). December 25, 2015 for each of our Named Executive Officers.

		Option Awards						Stock Awards
Name	Grant Date	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Option exercise price ($)		Option expiration date		Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested ($)(1)
Thomas Rohrs(2)	3/12/2012	48,303	3,220	$8.05		3/12/2019		—	—
	10/25/2013	214,678	128,807	$8.05		10/25/2020		—	—
	10/25/2013	32,202	19,321	$14.90	(3)	10/25/2020		—	—
	11/15/2013							22,377	$210,848
	9/19/2014						(2)	30,291	$285,413
	9/19/2014	0	215,908	$8.05		9/19/2021		—	—

Maurice Carson(4)	3/12/2012	57,963	3,864	$8.05		3/12/2019		—	—
	9/19/2014	63,567	139,848	$8.05		9/19/2021		—	—
	9/19/2014							61,856	$582,777
	9/19/2014						(4)	89,963	$847,674

Philip Barros(5)	3/12/2012	144,908	9,661	$8.05		3/12/2019		—	—
	3/12/2012	48,303	3,228	$14.90	(3)	3/12/2019		—	—

(1)	There is no ascertainable public market value for our ordinary shares. The market value reported in this table is based upon a valuation analysis of the fair market value of our ordinary shares performed on March 17, 2016.
(2)	Mr. Rohrs’ option and restricted stock awards vest as follows: (i) with respect to the March 2012 award, 25% of the award vested on the one year anniversary of the date of grant and the remainder vested ratably on a quarterly basis thereafter, (ii) with respect to the October 2013 awards, 25% of each award vested on June 30, 2014 and the remainder vests ratably on a quarterly basis thereafter, subject to Mr. Rohrs’ continued employment with us; provided that if his employment is terminated without cause and he is removed from our board of directors on or after June 30, 2016, then all unvested options shall vest on the date thereof, (iii) with respect to the November 2013 award, 25% of the award vested on June 30, 2014 and the remainder vests ratably on a quarterly basis thereafter, subject to Mr. Rohrs’ continued employment with us, (iv) with respect to the September 2014 option award, 25% of the award vested on the one year anniversary of the date of grant and the remainder vests ratably on a quarterly basis thereafter and (v) with respect to the September 2014 restricted stock award, the award fully vests in the event of a qualified sale of the Company or an initial public offering (including this offering) provided that Mr. Rohrs’ service as our executive officer and director does not terminate on or prior to the 91st day prior to such sale or initial public offering, as applicable.
(3)	In connection with the 2015 Dividend, our board of directors approved an adjustment to the exercise price of such options from $16.10 to $14.89.
(4)	Mr. Carson’s option and restricted stock awards vest as follows: (i) with respect to the March 2012 award, 25% of the award vests on the one year anniversary of the date of grant and the remainder vests ratably on a quarterly basis thereafter, (ii) with respect to the September 2014 option award, 25% of the award vests on the one year anniversary of the date of grant and the remainder vests ratably on a quarterly basis thereafter, (iii) with respect to 89,963 restricted shares of the September 2014 restricted stock award, 25% of the award vests on the one year anniversary of the date of grant and the remainder vests ratably on a quarterly basis thereafter and (iv) with respect to 89,963 restricted shares of the September 2014 restricted stock award, the award fully vests in the event of a qualified sale of the Company or an initial public offering (including this offering) provided that Mr. Carson’s service as our executive officer and director does not terminate on or prior to the 91st day prior to such sale or initial public offering, as applicable.
(5)	Each of Mr. Barros’ option awards vest as follows: 25% of each award vested on March 12, 2012 and the remainder vests ratably on a quarterly basis thereafter, subject to Mr. Barros’ continued employment with us.

2016 Omnibus Incentive Plan

In connection with this offering, we expect to adopt the 2016 Omnibus Incentive Plan, or the 2016 Plan. The 2016 Plan provides for grants of stock options, stock appreciation rights, restricted stock, other share-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, are eligible for grants under the 2016 Plan. The purpose of the 2016 Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of the material terms of the 2016 Plan. For further information about the 2016 Plan, we refer you to the complete copy of the 2016 Plan, which is attached as an exhibit to the registration statement, of which this prospectus is a part.

Administration.    The 2016 Plan is administered by the Compensation, Nominating and Corporate Governance Committee of our board of directors. Among the Committee’s powers is to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2016 Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2016 Plan as it deems necessary or proper. The Committee has authority to administer and interpret the 2016 Plan, to grant discretionary awards under the 2016 Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of ordinary shares to be covered by each award, to make all other determinations in connection with the 2016 Plan and the awards thereunder as the Committee deems necessary or desirable and to delegate authority under the 2016 Plan to our executive officers.

Available Shares.    The aggregate number of ordinary shares which may be issued or used for reference purposes under the 2016 Plan or with respect to which awards may be granted may not exceed 1,888,000 shares, subject to automatic increase on the first day of each fiscal year beginning in fiscal year 2018 by the lesser of (1) 2% of the ordinary shares outstanding on the last day of the immediately preceding fiscal year, or (2) such lesser number of shares as determined by the Committee. The number of shares available for issuance under the 2016 Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding ordinary shares. In the event of any of these occurrences, we will make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued ordinary shares or ordinary shares held in or acquired for our treasury. In general, if awards under the 2016 Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2016 Plan.

The maximum number of ordinary shares with respect to which any stock option, stock appreciation right, shares of restricted stock or other share-based awards that are subject to the attainment of specified performance goals and intended to satisfy Section 162(m) of the Internal Revenue Code and may be granted under the 2016 Plan during any fiscal year to any eligible individual will be 750,000 shares (per type of award). The total number of ordinary shares with respect to all awards that may be granted under the 2016 Plan during any fiscal year to any eligible individual will be 1,000,000 shares. There are no annual limits on the number of ordinary shares with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to eligible individuals. The maximum number of ordinary shares subject to any performance award which may be granted under the 2016 Plan during any fiscal year to any eligible individual will be 750,000 shares. The maximum value of a cash payment made under a performance award which may be granted under the 2016 Plan during any fiscal year to any eligible individual will be $5,000,000. The aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all types of awards granted under the Plan to any individual non-employee director in any fiscal year (excluding awards made pursuant to deferred compensation arrangements in lieu of all or a portion of cash retainers and any stock dividends payable in respect of outstanding awards) may not exceed $1,000,000.

Eligibility for Participation.    Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the 2016 Plan.

Award Agreement.    Awards granted under the 2016 Plan are evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the Committee.

Stock Options.    The Committee may grant nonqualified stock options to eligible individuals and incentive stock options only to eligible employees. The Committee will determine the number of ordinary shares subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent shareholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of an ordinary share at the time of grant or, in the case of an incentive stock option granted to a ten percent shareholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Committee at grant and the exercisability of such options may be accelerated by the Committee.

Stock Appreciation Rights.    The Committee may grant stock appreciation rights, which we refer to as SARs, either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, which we refer to as a Tandem SAR, or independent of a stock option, which we refer to as a Non-Tandem SAR. A SAR is a right to receive a payment in ordinary shares or cash, as determined by the Committee, equal in value to the excess of the fair market value of one share of our ordinary shares on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by a SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our ordinary shares on the date of grant in the case of a Non-Tandem SAR. The Committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2016 Plan, or such other event as the Committee may designate at the time of grant or thereafter.

Restricted Stock.    The Committee may award shares of restricted stock. Except as otherwise provided by the Committee upon the award of restricted stock, the recipient generally has the rights of a shareholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The Committee may determine at the time of award that the payment of dividends, if any, will be contractually waived until the expiration of the applicable restriction period.

Recipients of restricted stock are required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the Committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Internal Revenue Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2016 Plan and are discussed in general below.

Other Share-Based Awards.    The Committee may, subject to limitations under applicable law, make a grant of such other share-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2016 Plan that are payable in cash or denominated or payable in or valued by our ordinary shares or factors that influence the value of such shares. The Committee may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Internal Revenue Code and/or a minimum vesting period. The performance goals for performance-based other share-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2016 Plan and discussed in general below.

Other Cash-Based Awards.    The Committee may grant awards payable in cash. Cash-based awards will be in such form, and dependent on such conditions, as the Committee will determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the Committee may accelerate the vesting of such award in its discretion.

Performance Awards.    The Committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The Committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the Committee. Based on service, performance and/or other factors or criteria, the Committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals.    The Committee may grant awards of restricted stock, performance awards, and other share-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) earnings before interest and taxes; (13) earnings before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net sales; (19) gross sales; (20) sales growth; (21) annual recurring sales; (22) recurring sales; (23) license sales; (24) sales or market share; (25) total shareholder return; (26) economic value added; (27) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the Committee; (28) the fair market value of one of our ordinary shares; (29) the growth in the value of an investment in our ordinary shares assuming the reinvestment of dividends; or (30) reduction in operating expenses.

To the extent permitted by law, the Committee may also exclude the impact of an event or occurrence which the Committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles.

Performance goals may also be based on an individual participant’s performance goals, as determined by the Committee.

In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The Committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control.    In connection with a change in control, as defined in the 2016 Plan, the Committee may accelerate vesting of outstanding awards under the 2016 Plan. In addition, such awards may be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of one ordinary share paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of an ordinary share paid in a change in control is less than the exercise price of the award. The Committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

Shareholder Rights.    Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant has no rights as a shareholder with respect to ordinary shares covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination.    Notwithstanding any other provision of the 2016 Plan, our board of directors may at any time amend any or all of the provisions of the 2016 Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to shareholder approval in certain instances; provided, however, that, unless otherwise required by law or specifically provided in the 2016 Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability.    Awards granted under the 2016 Plan generally are nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Recoupment of Awards.    The 2016 Plan provides that awards granted under the 2016 Plan are subject to any recoupment policy that we may have in place or any obligation that we may have regarding the clawback of “incentive-based compensation” under the Securities Exchange Act of 1934 or under any applicable rules and regulations promulgated by the Securities and Exchange Commission.

Term.    The 2016 Plan has a 10-year term. Any award outstanding under the 2016 Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

Severance Obligations

We are obligated to pay severance benefits to Messrs. Rohrs, Carson and Barros upon the termination of their employment in certain circumstances.

Pursuant to Mr. Rohrs’ and Mr. Carson’s employment agreements, in the event of a termination without cause by us or for good reason by Mr. Rohrs or Mr. Carson prior to a sale of the Company or following the one-year anniversary of a sale of the Company, Mr. Rohrs or Mr. Carson, as applicable, is entitled to (i) an amount equal to 12 months of his base salary at the rate then in effect, (ii) bonuses previously earned but unpaid and (iii) subsidies of health continuation coverage under COBRA (to the same extent we subsidize active employees’ coverage) for 12 months following the termination, or until there is eligibility of benefits from a successor employer. Each of Mr. Rohrs’ and Mr. Carson’s employment agreement also provides that in the event of a termination during the one-year period following a sale of the Company, Mr. Rohrs or Mr. Carson, as applicable, is entitled to an amount equal to his target incentive bonus then in effect.

Pursuant to Mr. Barros’ offer letter, in the event of a termination of Mr. Barros’ employment without cause due to downsizing, he is entitled to a severance payment equal to three months of his base salary at the rate then in effect. If Mr. Barros’ termination occurs within 12 months’ of a change of control, he is entitled to a total payment equal to six months’ of his base salary at the rate then in effect. Additionally, following a sale of the Company or the completion of an initial public offering, Mr. Barros is entitled to a one-time bonus payment of $200,000.

Director Compensation

During fiscal 2015, our non-employee directors, who were not affiliated with Francisco Partners, earned cash compensation for service on our board of directors. In addition, we reimbursed our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors. The following table provides information regarding compensation earned by our non-employee directors for service as directors for fiscal 2015. Each member of management who served on the board of directors did not receive any additional compensation for his role as director.

Name	Fees earned or paid in cash		Stock awards	Option awards(3)	Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
Kevin Brady(1)	$56,120	(2)	—	—	—	—	—	$56,120
John Chenault	25,000		—	$258,657	—	—	—	283,657
Dipanjan Deb	—		—	—	—	—	—	—
Andrew Kowal	—		—	—	—	—	—	—
Iain MacKenzie	25,000		—	215,573	—	—	—	240,573

(1)	Mr. Brady resigned from our board of directors in August 2016.
(2)	Includes an annual cash retainer of $20,000 and a cash bonus paid in connection with the 2015 Dividend. The bonus amount equaled the product of (x) $0.155, which is the per share dividend amount paid to shareholders, and (y) the number of shares of common stock underlying options held by Mr. Brady at the time of the 2015 Dividend.
(3)	The value of these option awards was based on the fair value of the award as of the grant date calculated in accordance with ASC 718, excluding any estimate of future forfeitures.

Prior to the completion of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under applicable law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our ordinary shares as of November 1, 2016 and as adjusted to reflect the sale of the ordinary shares in this offering, for

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;

•	each Named Executive Officer;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The information in the following table gives effect to the conversion of all outstanding Series A preferred shares into ordinary shares and the subsequent reverse stock split of our ordinary shares, as described elsewhere in this prospectus. Each shareholder’s percentage ownership before the offering is based on 17,850,009 ordinary shares outstanding as of November 1, 2016. Each shareholder’s percentage ownership after the offering is based on 23,727,787 ordinary shares outstanding immediately after the completion of this offering (or 24,609,454 if the underwriters exercise in full their option to purchase additional shares from us).

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of November 1 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Ichor Holdings, Ltd., 3185 Laurelview Ct., Fremont, California 94538.

	Beneficial ownership prior to the completion of this offering		Percentage of ordinary shares beneficially owned following the completion of this offering
Name	Number of shares	Percentage	No exercise of underwriters’ option	Full exercise of underwriters’ option
5% Shareholders:
Entities affiliated with Francisco Partners(1).	17,722,808	99.3%	74.7%	72.0%
Directors and Executive Officers:
Thomas M. Rohrs(2)	734,927	4.0	3.0	2.9
Maurice Carson(3)	316,817	1.7	1.3	1.3
Philip Barros(4)	206,092	1.1	*	*
John Chenault(5)	19,322	*	*	*
Dipanjan Deb(6)	—	*	*	*
Andrew Kowal	—	*	*	*
Iain MacKenzie(7)	16,101	*	*	*
Directors and executive officers as a group (7 persons)	1,293,259	6.8	5.2	5.0

*	Represents beneficial ownership of less than one percent (1%).
(1)	Consists of (i) 15,765,091 shares held by Francisco Partners III (Cayman), L.P., or FP III Cayman, (ii) 182,062 shares held by Francisco Partners Parallel Fund III (Cayman), L.P., or FPPF III Cayman, and (iii) 1,775,655 shares held by Ichor Investment Holdings, LLC, or IIH LLC. FP IIII Cayman and FPPF III Cayman are collectively referred to as the Francisco Funds. FP III Cayman owns approximately 30% of the outstanding units of IIH LLC. Francisco Partners GP III (Cayman), L.P., or FP GP Cayman III, is the general partner of each of FP III Cayman and FPPF III Cayman and the manager of IIH LLC. Francisco Partners GP III Management (Cayman), Limited, or FP GP III Management, is the general partner of FP GP Cayman III. In those capacities, FP GP III and FP GP III Management may be deemed to share voting and dispositive power with respect to the ordinary shares owned by FP III Cayman, FPPF III Cayman and IIH LLC. An investment committee comprised of Dipanjan Deb, David R. Golob, Keith Geeslin and Ezra Perlman, certain of the managers of FP GP III Management, share voting and dispositive power with respect to the shares beneficially held by FP GP III Management. Each of the managers of FP GP III Management expressly disclaims beneficial ownership of any ordinary shares, except to the extent of their pecuniary interest. The address of each of the entities listed above is One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129.
(2)	Includes 652,706 shares that may be acquired within 60 days upon the exercise of vested options or the vesting of restricted shares.
(3)	Includes 271,835 shares that may be acquired within 60 days upon the exercise of vested options or the vesting of restricted shares.
(4)	Represents shares that may be acquired within 60 days upon the exercise of vested options.
(5)	Represents shares that may be acquired within 60 days upon the exercise of vested options.
(6)	Consists of the shares listed in footnote (1) above, which are held by entities affiliated with Francisco Partners. Mr. Deb is a managing director of FP GP III Management and a member of the investment committee, and may be deemed to be the beneficial owner of such shares. Mr. Deb disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest.
(7)	Represents shares that may be acquired within 60 days upon the exercise of vested options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

Prior to the completion of this offering, we will adopt a written Related Person Transactions Policy and Procedures that will set forth our policies and procedures regarding the identification, review, consideration, approval and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (including any of our subsidiaries) were, are or will be participants, the amount involved exceeds $120,000 and a related person has or will have a direct or indirect interest. Various transactions are not covered by this policy, including transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person, equity and debt financing transactions with a related person that are approved by our board of directors, and other transactions not otherwise required to be disclosed under Item 404 of Regulation S-K. A “related person,” as determined since the beginning of our last fiscal year, is any executive officer, director or nominee to become director, a holder of more than 5% of our ordinary shares, including any immediate family members of such persons. Any related-person transaction may only be consummated if approved or ratified by the affirmative vote of a majority of our dis-interested directors then in office in accordance with the policy guidelines set forth below.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our Audit Committee for review and recommendation for approval to our board of directors. In considering related-person transactions, our Audit Committee and board of directors take into account the relevant available facts and circumstances and the extent of the related person’s interest in the transaction. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval process.

A copy of our Related-Person Transaction Policy, when available, will be on our corporate website at www.ichorsystems.com following the completion of this offering. The information contained on our website is not part of this prospectus.

Transactions with Francisco Partners

We have entered into a Management Services Agreement, Master Consulting Agreements, a Members Agreement and an Investor Rights Agreement with Francisco Partners or its affiliates. The material terms of each of these agreements are summarized below.

Management Services Agreement and Master Consulting Agreements

In connection with our acquisition and ownership by Francisco Partners, we have entered into the following management services agreement and two consulting services agreements: (1) a Master Services Agreement, or the MSA, with an affiliate of Francisco Partners that expires in December 2021, with automatic one year extensions unless either we or Francisco Partners provides a termination notice to the other at least 90 days prior to the expiration of the initial or any extension term; (2) a Master Consulting Agreement, or the 2013 Consulting Agreement, effective as of June 26, 2013, with Francisco Partners Consulting, LLC, an entity which is owned and controlled by individual operations executives in which Francisco Partners holds no interest, or FPC; (3) a Master Consulting Agreement, or the 2014 Consulting Agreement, effective as of January 1, 2014, with FPC; (4) an Amended and Restated Master Consulting

Agreement, or the 2015 Consulting Agreement, effective as of January 1, 2015, with FPC and (5) a Master Consulting Agreement, or the 2016 Consulting Agreement, effective as of January 1, 2016, with FPC. Each of the 2013 Consulting Agreement, 2014 Consulting Agreement, 2015 Consulting Agreement and 2016 Consulting Agreement has a term of one year.

Pursuant to the terms of the MSA, Francisco Partners provides us with consulting and advisory services, including general management services, identification, support and negotiation of acquisitions and dispositions, support and analysis with respect to financing alternatives and finance marketing, strategic planning functions and general finance functions. We reimburse Francisco Partners for reasonable out-of-pocket expenses incurred in connection with providing us consulting and advisory services and are also scheduled to pay an annual advisory fee equal to $1.5 million per fiscal year. However, Francisco Partners has waived payment of all such out-of-pocket fees and advisory fees for 2013, 2014 and 2015. If paid, these expenses would be recorded as other operating expenses in the period in which such expenses are paid.

Pursuant to the terms of the 2013 Consulting Agreement, 2014 Consulting Agreement, 2015 Consulting Agreement and 2016 Consulting Agreement, FPC provides us with operational consulting services, including consulting relating to executive operations, human capital management, procurement and supply chain optimization, sales and marketing, research and development and professional services. Each agreement requires us to pay an annual service fee and reimburse FPC for reasonable out-of-pocket expenses. We incurred service fees of (1) $324,000 under the 2013 Consulting Agreement in fiscal 2013, (2) $580,000 under the 2014 Consulting Agreement in fiscal 2014 and (3) $342,000 under the 2015 Consulting Agreement in fiscal 2015. We expect to incur service fees of $500,000 under the 2016 Consulting Agreement in fiscal 2016. The MSA and the 2016 Consulting Agreement will be terminated upon the consummation of this offering for no additional consideration payable to FPC.

Members Agreement

We are party to a Members Agreement with Francisco Partners and certain other shareholders which provides certain board appointment, preemptive and other rights.

Each party to the Members Agreement agreed to vote all of the shares it beneficially owns to maintain the authorized number of directors as set forth in our memorandum and articles of association. Each party also agreed to vote its shares to elect to our board of directors nominated by FP III (Cayman) and to vote for no other person. The Members Agreement also provides for customary preemptive rights for the parties in the event that we issue new shares, subject to certain exceptions (including this offering). In addition, we cannot amend our memorandum and articles of association without the approval of Francisco Partners.

The Members Agreement will be terminated upon the consummation of this offering.

Investor Rights Agreement

We are party to an Investor Rights Agreement with Francisco Partners and the other shareholders from time to time party thereto which sets forth certain rights and obligations of Francisco Partners and such other shareholders. The Investor Rights Agreement provides:

•

if Francisco Partners demands that we effect any registration, qualification or compliance with respect to all or part of its Registrable Securities (as defined therein), then we must promptly give notice of the proposed registration, qualification or compliance to all other holders and as soon practicable, use our best efforts to effect such registration, qualification or compliance;

•

if, at any time, we register any of our securities, we agree to (a) promptly give to each holder written notice thereof and (b) include in such registration, and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests made by any holder within 20 days after the receipt of such written notice from us;

•	in connection with any registrations, filings or qualifications, we will pay the fees and expenses of counsel selected by the shareholders selling the greatest number of shares in such offering;

•	a 180-day holdback agreement in connection with our initial public offering; and

•	certain information rights for each of the parties to the agreement.

Other Transactions

We sublease a facility from Precision Flow Inc. pursuant to an agreement that terminates in February 2018. Kevin Brady, who was a member of our board of directors until his resignation in August 2016, is the president and majority owner of Precision Flow Inc. We paid Precision Flow Inc. rent in the amounts of approximately $852,000, $975,000, $1,155,000 and $694,000 during fiscal years 2013, 2014 and 2015 and the nine months ended September 23, 2016, respectively.

Ceres Technologies, Inc., which is owned by Mr. Brady, is one of our suppliers. We have made purchases from Ceres Technologies on a purchase order basis. We paid Ceres Technologies an aggregate of approximately $1,838,000, $1,556,000, $841,000 and $126,000 during fiscal years 2013, 2014 and 2015 and the nine months ended September 23, 2016, respectively.

In fiscal 2013 and 2014, we paid two entities owned by our former chief executive officer for various services performed at his direction. We paid these entities an aggregate of $327,000 in fiscal 2013 and $173,000 in fiscal 2014. No payments were made to these entities after June 30, 2014, and our relationship with these entities has terminated.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facilities

On August 11, 2015, we entered into a new $55.0 million Term Loan Facility and a $20.0 million Revolving Credit Facility, or our Credit Facilities, which were established pursuant to a Credit Agreement, by and among Ichor Holdings, LLC, Precision Flow Technologies, Inc. and Ichor Systems, Inc., as borrowers, certain of their subsidiaries as guarantors, Bank of America, N.A. as administrative agent, L/C issuer, and swingline lender, and the lenders from time to time party thereto, or the Credit Agreement.

To finance the Ajax Acquisition, on April 12, 2016, we increased our Term Loan Facility by an additional principal amount of $15.0 million and agreed to certain related amendments to the terms of our Credit Facilities. As of September 23, 2016, there was $66.3 million and $15.0 million outstanding under our Term Loan Facility and Revolving Credit Facility, respectively. The outstanding amount of our Term Loan Facility reflected in our consolidated financial statements included elsewhere in this prospectus is net of $2.0 million of debt discount.

The following summary is a description of the principal terms of our Credit Facilities and the related documents governing those facilities.

Guarantors

As of September 23, 2016, the sole guarantors under our Credit Facilities were two of our foreign subsidiaries. In addition, the borrowers under our Credit Facilities, which include Ichor Holdings, LLC, Precision Flow Technologies, Inc., Ichor Systems, Inc. and Ajax, are all jointly and severally liable for all obligations under our Credit Facilities.

Payments and Interest

Our Term Loan Facility is to be repaid in consecutive quarterly payments of (a) $1,447,727 for the quarters ending December 31, 2016 through September 30, 2018 and (b) $1,034,091 for the quarters ending December 31, 2018 through June 30, 2020, provided that to the extent a “qualified initial public offering” and certain related prepayments (as described under “Prepayments” below) has occurred, the foregoing quarterly payments are reduced to $1,034,091 for the quarters ending December 31, 2016 through June 30, 2020. The outstanding principal amount of our Term Loan Facility and our Revolving Credit Facility, if any, is due upon maturity on August 11, 2020.

Borrowings under our Term Loan Facility and our Revolving Credit Facility each bear interest at (1) for base rate loans, the “base rate” (as defined below) plus 3.00% or (2) for eurodollar loans, the “eurodollar rate” (as defined below) plus 4.00%. The base rate equals the highest of (i) the prime rate, (ii) the federal funds effective rate plus 0.50% and (iii) the eurodollar rate plus 1.00%. The eurodollar rate equals LIBOR, provided that with respect to our Term Loan Facility only, LIBOR shall not be less than 1.00%.

Prepayments

We are obligated to make prepayments on our Credit Facilities under the following circumstances: (i) if we incur additional indebtedness that is not permitted under our Credit Facilities, 100% of the net cash proceeds must be applied toward prepayment of the loans; (ii) if we receive net cash proceeds pursuant to non-ordinary course asset sales, casualty losses or non-permitted dispositions, in each case subject to certain thresholds, exceptions and reinvestment rights, 100% of the net cash proceeds must be applied toward prepayment of the loans; and (iii) 50% of our “excess cash flow” (as defined in the Credit Agreement), calculated on an annual basis, subject to customary adjustments and credits, is required to be applied toward the prepayment of the loans, provided that such percentage shall be reduced to 25% if our consolidated total net leverage ratio is less than 2.25:1.00 as of the last day of the fiscal year and 0% if less than 1.75:1.00 as of the last day of the fiscal year. The prepayments in clauses (i) through (iii) above shall be applied first, to the next four principal installments under our Term Loan Facility in direct order of maturity, second, to the remaining principal installments under our Term Loan Facility (excluding the final scheduled installment date on the maturity date) on a pro rata basis and third, to our Revolving Credit Facility.

We may be able to reduce our scheduled amortization payments in the event of an initial public offering (including this offering) in which at least $75,000,000 of net cash proceeds are received, so long as we apply to repayment of our Credit Facilities at least $17,500,000 of such net cash proceeds plus an additional amount of such net cash proceeds that would result in our consolidated total net leverage ratio to be less than 1.75:1.00. Any such optional prepayment shall be applied first to the next four principal installments under our Term Loan Facility in direct order of maturity, and then to the remaining principal installments under our Term Loan Facility (including the final scheduled installment date on the maturity date) on a pro rata basis.

Covenants

Our Credit Facilities contain customary covenants and restrictions on our activities, including limitations on: the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends and the repurchase of capital stock; transactions with affiliates; fundamental changes; dispositions; the ability to change the nature of our business, accounting policies or reporting practices, or fiscal year; financial covenants; and the ability to amend the terms of our organizational documents.

Events of Default

Events of default under our Credit Facilities include the following:

•	a failure to pay principal, interest, fees or other amounts under our Credit Facilities when due taking into account any applicable grace period;

•	any representation or warranty shall have been incorrect or misleading in any material respect when made;

•	a failure to perform or observe covenants or other terms of our Credit Facilities, subject to certain grace periods;

•	a failure to perform on any obligations under, or the existence of any default under, any other of the other loan documents, subject to certain grace periods;

•	cross-default to other material debt;

•	bankruptcy events;

•	unsatisfied final judgments over a certain threshold;

•	subordination provisions with respect to subordinated debt ceasing to be valid and enforceable;

•	a change in control; and

•	certain defaults under the Employee Retirement Income Security Act of 1974.

DESCRIPTION OF SHARE CAPITAL

In connection with this offering, we will amend and restate our memorandum and articles of association. Copies of the forms of our memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus forms a part. Material provisions of our memorandum and articles of association and relevant sections of Cayman Islands law are summarized below. The following summary is qualified in its entirety by the provisions of our memorandum and articles of association.

General

As of September 23, 2016, we had authorized capital stock (or share capital) of $40,000, divided into 250,000,000 ordinary shares of common stock, each with a par value of $0.0001 and 150,000,000 Series A Preferred Shares, each with a par value of $0.0001. As of September 23, 2016, 1,024,405 ordinary shares were issued and outstanding and 142,728,221 shares of Series A Preferred Stock were issued and outstanding. The number of issued and outstanding ordinary shares does not include 1,149,121 legal issued shares that were unvested as of September 23, 2016 and not considered outstanding for accounting purposes. Ichor Holdings, Ltd. was incorporated in the Cayman Islands on January 30, 2012 with registered number 265939. Our affairs are governed by our memorandum and articles of association and the Companies Law and the common law of the Cayman Islands.

Immediately prior to the completion of this offering, the outstanding Series A Preferred Shares will convert into an aggregate of 142,728,221 ordinary shares and immediately thereafter will be effect a 1 for 8.053363 reverse split of our ordinary shares. As of the completion of this offering, our authorized share capital will consist of $22,000, divided into 200,000,000 ordinary shares, each with a par value of $0.0001, and 20,000,000 preferred shares, each with a par value of $0.0001.

Ordinary Shares

Holders of ordinary shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors. The holders of ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by our directors out of funds legally available therefore. We do not expect for the foreseeable future to pay dividends on our ordinary shares. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. Such holders do not have any preemptive or other rights to subscribe for additional shares. All holders of ordinary shares are entitled to share ratably in any assets for distribution to shareholders upon our liquidation, dissolution or winding up.

There are no conversion, redemption or sinking fund provisions applicable to the ordinary shares.

Preferred Shares

Pursuant to our articles of association to be in effect upon the completion of this offering, our board of directors will be authorized, without any action by our shareholders, to designate and issue preferred shares in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of our ordinary shares. It is not possible to state the actual effect of the issuance of any shares of preferred shares upon the rights of holders of our ordinary shares until the board of directors determines the specific rights of the holders of such preferred shares. However, the effects might include, among other things:

•	impairing dividend rights of our ordinary shares;

•	diluting the voting power of our ordinary shares;

•	impairing the liquidation rights of our ordinary shares; and

•	delaying or preventing a change of control of us without further action by our shareholders.

Upon the completion of this offering, no shares of our preferred shares will be outstanding, and we have no present plan to issue any of our preferred shares following this offering.

Limitations on the Right to Own or Vote Shares

As a Cayman Islands company, we may not hold our own shares as a shareholder, save for shares that are redeemed or repurchased by us or surrendered by a shareholder and held as treasury shares. We may not exercise any voting or other rights in respect of treasury shares nor may any dividend be declared or paid or other distribution be made in respect of treasury shares. However, bonus shares may be issued in respect of treasury shares although they will, in turn, be treated as treasury shares.

Limitations on Transfer of Shares

Our articles of association give our directors, at their discretion, the right to decline to register any transfers of shares that are not fully paid-up shares.

Disclosure of Shareholder Ownership

There are no provisions in our memorandum of association or articles of association governing the ownership threshold above which shareholder ownership must be disclosed by any shareholder.

Director Nomination Rights

Our articles of association will provide Francisco Partners the right to designate: (i) all of the nominees for election to our board of directors for so long as Francisco Partners beneficially owns 40% or more of the total number of ordinary shares then outstanding; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Francisco Partners beneficially owns at least 30% and less than 40% of the total number of ordinary shares then outstanding; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Francisco Partners beneficially owns at least 20% and less than 30% of the total number of ordinary shares then outstanding; (iv) two directors for so long as Francisco Partners beneficially owns at least 10% and less than 20% of the total number of ordinary shares then outstanding; and (v) one director for so long as Francisco Partners beneficially owns at least 5% and less than 10% of the total number of ordinary shares then outstanding. In each case, Francisco Partners’s nominees must comply with applicable law and stock exchange rules. In addition, Francisco Partners shall be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director’s term regardless of Francisco Partners’s beneficial ownership at such time. Francisco Partners shall also have the right to have its designees participate on committees of our board of directors proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. Our articles of association will also prohibit us from increasing or decreasing the size of our board of directors without the prior written consent of Francisco Partners for so long as it has nomination rights. These provisions will have no further force or effect at such time as Francisco Partners owns less than 5% of our outstanding ordinary shares.

Changes in Share Capital

We may, from time to time, by ordinary resolution passed by a majority of the votes cast by shareholders present at a shareholder meeting entitled to vote on such resolution, or passed by a unanimous written consent of our shareholders, increase our share capital by such sum, to be allocated among shares of such par value, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, liens, transfers, transmissions, forfeitures and otherwise as the shares in the original share capital. We may by ordinary resolution passed at a shareholder meeting by a majority of the votes cast by shareholders present at such meeting and entitled to vote on such resolution, or passed by a unanimous written consent of our shareholders:

•	consolidate our share capital into shares of larger par value than our existing shares;

•	sub-divide our share capital into shares of smaller par value;

•	divide our shares into multiple classes; and

•	cancel any shares which, at the date of the passing of the resolution, have not been issued and diminish the amount of the shares so cancelled.

We may by special resolution passed by at least two-thirds of the votes cast by shareholders present at a shareholder meeting and entitled to vote on such resolution, or passed by a unanimous written consent of our shareholders, reduce our share capital to the extent not representing shares in issue or following court application and consent, reduce our share capital in relation to shares in issue or any capital redemption reserve fund maintained in accordance with the Cayman Island Companies Law (as revised).

Amendments

Our articles of association provide that our articles of association may only be amended at a shareholder meeting upon approval by two-thirds of the votes cast by our shareholders or, for so long as we are a controlled company, a unanimous written consent signed by all shareholders.

Material Differences in Corporate Law

The Cayman Islands Companies Law is modeled after the corporate legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware and their shareholders.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation	Memorandum of Association

	Bylaws	Articles of Association

Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to the their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•     a duty to act in good faith in what the directors bona fide consider to be the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);

•     a duty not to personally profit from opportunities that arise from the office of director;

•     a duty of trusteeship of the company’s assets;

•     a duty to avoid conflicts of interest; and

•     a duty to exercise powers for the purpose for which such powers were conferred.

A director of a Cayman Islands company also owes the company a duty to act with skill, care and diligence. A director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience.

	Delaware	Cayman Islands

Limitations on Personal Liability of Directors

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director.

Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

The Companies Law of the Cayman Islands has no equivalent provision to Delaware law regarding the limitation of director’s liability. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own actual fraud, dishonesty or willful default.

Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.	Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own actual fraud or dishonesty.
Interested Directors	Under Delaware law, subject to provisions in the certificate of incorporation, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less	Our articles of association contain provisions that permit a director to vote on a transaction in which he or she is interested provided he or she discloses such interest to the board of directors.

	Delaware	Cayman Islands
than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up the company.

The Companies Law of the Cayman Islands requires that a special resolution be passed by a super majority of two-thirds or such higher percentage as set forth in the articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting.

Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares	The Companies Law of the Cayman Islands defines “special resolutions” only. A company’s articles of association can therefore tailor the definition of “ordinary resolutions” as a

	Delaware	Cayman Islands
	present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	whole, or with respect to specific provisions. Our articles of association provide that with respect to the election of directors, an ordinary resolution shall be passed by a majority of the votes cast by such members as being entitled to vote in person or by proxy.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors unless so provided in the articles of association.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the articles of association. Our articles of association provide that only shareholders that hold more than 15% of our outstanding ordinary shares (unless the Exchange Act and proxy rules provide otherwise) and comply with our advance notice provisions may nominate directors. These provisions will not apply to nominations by Francisco Partners pursuant to the terms of our articles of association. Our articles of association also provide that shareholders may only remove directors for cause and with a special resolution of two-thirds, provided that, prior to the first date on which Francisco Partners and its affiliates cease to beneficially own at least 30% of our ordinary shares, a director may be removed with or without cause upon the affirmative vote of Francisco Partners and its affiliates which beneficially own ordinary shares. Under our

	Delaware	Cayman Islands
articles of association, vacancies on the board are generally filled by the vote of a majority of the directors elected or then in office, subject to the rights of Francisco Partners.

Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Cayman Islands Companies Law provides for mergers and consolidations where two or more companies are being formed into a single entity. The legislation makes a distinction between a “consolidation” and a “merger”. In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under Cayman Islands Companies Laws, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association.

Delaware	Cayman Islands

Shareholder approval is not required where a parent company registered in the Cayman Islands seeks to merge with one or more of its subsidiaries registered in the Cayman Islands and a copy of the plan of merger is given to every member of each subsidiary company to be merged unless that member agrees otherwise.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction

Delaware	Cayman Islands
whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.
Secured creditors must consent to the merger although application can be made to the Grand Court of the Cayman Islands to proceed if such

Delaware	Cayman Islands

secured creditor does not grant its consent to the merger. Where a foreign company wishes to merge with a Cayman company,

consent or approval to the transfer of any security interest granted by the foreign company to the resulting Cayman entity in the transaction is required, unless otherwise released or waived by the secured party. If the merger plan is approved, it is then filed with the Cayman Islands General Registry along with a declaration by a director of each company. The Registrar of Companies will then issue a certificate of merger which shall be prima facie evidence of compliance with all requirements of the Companies Law in respect of the merger or consolidation. The surviving entity remains active while the other company or companies are automatically dissolved. Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each

Delaware	Cayman Islands

shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman

Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the

Delaware	Cayman Islands
company upon the amount determined to be the fair value.

Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Cayman companies may also be restructured or amalgamated under supervision of the Grand Court of the Cayman Islands by way of a “scheme of arrangement”. This option is not used with any frequency because a business transaction can be achieved through other means, such as a share capital exchange, merger (as described above), asset acquisition or control, through contractual arrangements, of an operating business. In the event that a business transaction is sought pursuant to a scheme of arrangement it would require the approval of a majority, in number, of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of

Delaware	Cayman Islands
shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose.

The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the Court the view that the transaction ought not be approved, the Court can be expected to approve the arrangement if it satisfies itself that:

•     the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

•     the shareholders and creditors (as applicable) have been fairly represented at the meeting in question; and

•     the arrangement is such as a businessman would reasonably approve; and the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law of the Cayman Islands or that would amount to a “fraud on the minority” (a legal concept, different than “fraud” in the sense of dishonesty).

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the

	Delaware	Cayman Islands

offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	The rights of shareholders under Cayman Islands law are not as extensive as those under Delaware law. Class actions are generally not available to shareholders under Cayman Islands laws and our Cayman Islands counsel is not aware of a significant number of such reported actions having been brought in Cayman Islands courts. Derivative actions have been brought in the Cayman Islands courts and the Cayman Islands courts have confirmed the availability for such actions. In principle, we will normally be the proper plaintiff in any claim based on a breach of duty owed to us and a derivative action may not be brought by a minority shareholder. However, the Cayman Islands courts would ordinarily be expected to follow English case law precedent, which would permit a shareholder to commence an action in the company’s name to

	Delaware	Cayman Islands

remedy a wrong done to it where the act complained of is alleged to be beyond the company’s corporate power or is illegal or would result in the violation of its memorandum of association or articles of association or where the individual rights of the plaintiff shareholder have been infringed or are about to be infringed. Furthermore, consideration would be given by the court to acts that are alleged to constitute a “fraud on the minority” or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorney’s fees incurred in connection with such action.

Inspection of Corporate Records	Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Cayman Islands company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company. However, these rights may be provided in the company’s articles of association. Under our articles of association, shareholders will not have any rights to inspect or obtain copies of shareholder lists or other corporate records, provided that a list of shareholders will be made available at our principal executive office or other specified location for ten business days prior to each general meeting of shareholders.

Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which	The Companies Law of the Cayman Islands does not provide shareholders any right to bring business before a meeting or requisition a general meeting.

	Delaware	Cayman Islands
shareholders may bring business before a meeting.

However, these rights may be provided in the company’s articles of association. Our articles of association provide that only shareholders that comply with our advance notice provisions may submit proposals to be brought before a meeting. The advance notice provisions do not apply to Francisco Partners.

Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.

The Companies Law of the Cayman Islands allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

Our articles of association authorize such written consents while we are a “controlled company”, but we believe that the unanimity requirement will make this option impractical after the consummation of this offering. Written consents are not authorized if we are not a “controlled company”.

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

The Companies Law of the Cayman Islands does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

Our articles of association allow only a majority of our directors or the chairman of our board of directors to call extraordinary general meetings.

Registration Rights

For information on registration rights, please see “Certain Relationships and Related Party Transactions—Investor Rights Agreement.”

Certain Effects of Authorized but Unissued Stock

Upon completion of this offering, we will have 176,399,991 ordinary shares remaining authorized but unissued. Authorized but unissued ordinary shares are available for future issuance without shareholder approval. Issuance of these shares will dilute your percentage ownership in us.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Broadridge Corporate Issuer Solutions, Inc. Its address is 1717 Arch Street, Suite 1300, Philadelphia, PA 19103.

Listing

Our ordinary shares have been approved for listing on the NASDAQ Global Select Market under the symbol “ICHR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our ordinary shares. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our ordinary shares prevailing from time to time. We also cannot predict with certainty when or if Francisco Partners will otherwise sell its ordinary shares. The sale of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares.

As a result of the lock-up agreements, other contractual restrictions on resale and the provisions of Rule 144, described below, 5,877,778 ordinary shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

Sale of Restricted Shares

Upon completion of this offering, we will have 23,727,787 ordinary shares outstanding. All of the ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by or owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may generally only be sold publicly in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer. Immediately following the completion of this offering, Francisco Partners will own 74.7% of our outstanding ordinary shares (or approximately 72.0% if the underwriters exercise in full their option to purchase additional shares from us). Shares held by Francisco Partners will be “restricted securities” as that term is used in Rule 144. Subject to contractual restrictions, including the lock-up agreements described below, Francisco Partners will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. At such time as these restricted shares become unrestricted and available for sale, the sale of these restricted shares, whether pursuant to Rule 144 or otherwise, may have a negative effect on the price of our ordinary shares.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding; or

•	the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has for at least six months beneficially owned our ordinary shares that are restricted securities, will be entitled to freely sell such ordinary shares subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned for at least one year our ordinary shares that are restricted securities, will be entitled to freely sell such ordinary shares under Rule 144 without regard to the current public information requirements of Rule 144.

Registration Rights

As described above in “Certain Relationships and Related Party Transactions—Investor Rights Agreement,” following the completion of this offering, subject to the 180-day lock-up period described above, Francisco Partners will be entitled, subject to certain exceptions, to certain rights with respect to the registration under the Securities Act of the ordinary shares held by them. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, Francisco Partners could cause the price of the ordinary shares to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. We have not granted any other holders of our securities any registration rights other than pursuant to the Registration Rights Agreement.

Equity Compensation Plans

We intend to file a registration statement on Form S-8 to register the issuance of an aggregate of 1,888,000 ordinary shares initially reserved for issuance under our equity compensation plans. Such registration statement will become effective upon filing with the SEC. Shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, each of our directors and officers and Francisco Partners have agreed that, without the prior written consent of Deutsche Bank Securities Inc. on behalf of the underwriters, we and they will not (subject to certain exceptions), during the period ending 180 days after the date of this prospectus (subject to certain extensions):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any other securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares;

whether any transaction described above is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise. For additional information, see “Underwriting.”

MATERIAL TAX CONSIDERATIONS

Material Cayman Islands Tax Consequences

The following summary contains a description of certain Cayman Islands tax consequences of the acquisition, ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.

If you are considering the purchase of our ordinary shares, you should consult your own tax advisors concerning the particular tax consequences to you of the purchase, ownership and disposition of our ordinary shares, as well as the consequences to you arising under the laws of your country of citizenship, residence or domicile.

Cayman Islands Taxation

The following is a discussion of certain Cayman Islands income tax consequences of an investment in our ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended to be tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of ordinary shares or on an instrument of transfer in respect of an ordinary share.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and has received an undertaking from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Law

(2011 Revision)

Undertaking as to Tax Concessions

In accordance with Section 6 of the Tax Concessions Law (2011 Revision) the Governor in Cabinet undertakes with us:

•	(a) that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and

•	(b) in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

•	(i) on or in respect of our shares, debentures or other obligations; or

•	(ii) by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2011 Revision).

These concessions shall be for a period of TWENTY years from the 22nd day of September 2015.

Material U.S. Federal Income Tax Consequences

Subject to the limitations and qualifications stated herein, this discussion sets forth a summary of material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of the ordinary shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. We cannot assure you that a change in law will not alter significantly the tax consequences described in this summary. We have not sought and do not expect to seek any rulings from the U.S. Internal Revenue Service, or the IRS, regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of our ordinary shares that differ from those discussed below.

The discussion of holders’ tax consequences addresses only those persons that acquire their ordinary shares in this offering and that hold those ordinary shares as capital assets (generally, property held for investment) and does not address the tax consequences to any special class of holder, including without limitation, holders of (directly, indirectly or constructively) 10% or more of the ordinary shares, dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, persons holding ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States, certain U.S. expatriates, persons who acquired ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and U.S. Holders (as defined below) whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or foreign tax laws on a holder of ordinary shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ordinary shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) if a court within the U.S. can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that was in existence on August 20, 1996, and validly elected under applicable Treasury Regulations to continue to be treated as a domestic trust.

If a partnership or any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partners in partnerships that hold our ordinary shares should consult their tax advisors.

If you are considering the purchase of our ordinary shares, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other applicable taxing jurisdiction and any applicable tax treaty in light of your particular circumstances.

Dividends and Other Distributions

As described in the section titled “Dividend Policy,” we do not currently anticipate that we will pay any cash dividends on our ordinary shares for the foreseeable future. However, subject to the discussion below on the passive foreign investment company rules, if we do make distributions of cash or other property in respect of our ordinary shares, the U.S. dollar amount of the gross amount of any such distribution will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income will be includable in your gross income on the day actually or constructively received by you. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ordinary shares, as capital gain. The Company, however, may not calculate earnings and profits in accordance with U.S. federal tax principles. In that case, the Company intends to treat the full amount of any distribution by the Company to U.S. Holders as a dividend for U.S. federal income tax purposes. U.S. Holders of the ordinary shares that are corporations generally will not be entitled to claim a “dividends received deduction” with respect to dividends paid on the ordinary shares.

Dividends received by a non-corporate U.S. Holder, including an individual, may qualify for the lower rates of tax applicable to “qualified dividend income,” provided that (1) our ordinary shares are readily tradable on an established securities market in the United States and (2) we are not a passive foreign investment company for our taxable year in which the dividend is paid and the preceding taxable year. Under a published IRS Notice, common or ordinary shares are considered to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as our ordinary shares are expected to be. Accordingly, subject to the passive foreign investment company risk discussed below (see “—Passive Foreign Investment Company”), dividends paid to a non-corporate U.S. Holder with respect to ordinary shares for which the requisite holding period is satisfied should be eligible for the preferential tax rates applicable to qualified dividend income.

Even if dividends would otherwise be eligible for the preferential tax rates applicable to qualified dividend income, a non-corporate U.S. Holders will not be eligible for the reduced rates of taxation if the non-corporate U.S. Holder does not hold our Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the non-corporate U.S. Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate U.S. Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ordinary shares, as well as the effect of any change in applicable law.

Disposition of the Ordinary Shares

You will recognize gain or loss on a sale or exchange of our ordinary shares in an amount equal to the difference between the amount realized (in U.S. dollars) on the sale or exchange and your tax basis (in U.S. dollars) in the ordinary shares. Subject to the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, that has held the ordinary shares for more than one year at the time of the same or exchange, you will be eligible for reduced tax rates with respect to such gain. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our ordinary shares generally will be treated as U.S.-source income or loss for foreign tax credit limitation purposes. You should consult your own tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

Based on the current and anticipated value of our assets and the composition of our income and assets, we do not expect to be treated as a passive foreign investment company, or PFIC, for U.S. federal income purposes for our current taxable year ending December 30, 2016. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our current taxable year ending December 30, 2016, or for any future taxable year or that the IRS will not take a contrary position. Kirkland & Ellis LLP, our U.S. tax counsel, therefore expresses no opinion with respect to our PFIC status for any taxable year or our expectations relating to such status set forth in this paragraph.

A non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For these purposes, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% by value of the stock. Subject to various exceptions, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any taxable year during which you hold ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold the ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ordinary shares, as applicable.

If we are or become a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the preferential tax rates discussed above with respect to dividends paid to non-corporate U.S. Holders would not apply. In addition, if we are a PFIC for any taxable year during which you hold ordinary shares, in the absence of a “qualifying electing fund” election (which, as noted below, will not be available to you), you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest ordinary income tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

Under attribution rules, if we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in the proportion that the value of the ordinary shares you own bears to the value of all of our ordinary shares, and you may be subject to the rules described in the preceding paragraphs with respect to the shares of such lower-tier PFICs you are deemed to own. You should consult your own tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, a U.S. Holder of shares in a PFIC may avoid the adverse tax consequences described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ordinary shares you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the preferential tax rate discussed above under “—Dividends and Other Distributions” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities, or regularly traded, on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The NASDAQ Global Select Market is a qualified exchange. We anticipate that our ordinary shares will be regularly traded on the NASDAQ Global Select Market, and therefore, in 2016 and any subsequent year in which our ordinary shares continue to be regularly traded, the mark-to-market election would be available to a holder of our ordinary shares if we become a PFIC. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.

If you hold ordinary shares in any year in which we are a PFIC, you will also be subject to annual information reporting requirements.

The PFIC rules are complex, and you should consult your own tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

Unless an exception applies, information reporting to the IRS generally will be required with respect to payments on the ordinary shares and proceeds of the sale, exchange, redemption or other disposition of the ordinary shares paid to U.S. Holders, other than corporations and other exempt recipients. Backup withholding, currently at the rate of 28%, may apply to those payments if such a holder fails to provide an accurate taxpayer identification number to the paying agent and to certify that no loss of exemption from backup withholding has occurred. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is furnished to the IRS.

In addition, certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the ordinary shares), or who have a beneficial interest in or signatory authority over certain foreign financial accounts, are required to report information relating to such assets or accounts, subject to certain exceptions.

You should consult your own tax advisor regarding the application of the information reporting and backup withholding requirements to your particular situation.

Information with Respect to Foreign Financial Assets

U.S. Holders who are individuals or certain entities generally will be required to report our name, address and such information relating to an interest in the ordinary shares as is necessary to identify the class or issue of which your ordinary shares are a part. These requirements are subject to exceptions, including an exception for ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed $50,000.

U.S. Holders should consult their tax advisors regarding the application of these information reporting rules.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, interest, dividends and gains from the sale or other disposition of capital assets for taxable years beginning after December 31, 2012. Each U.S. Holder that is an individual, estate or trust should consult its own tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of ordinary shares.

POTENTIAL PURCHASERS OF OUR ORDINARY SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL, AND NON- U.S. INCOME, ESTATE, AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank Securities Inc., have severally agreed to purchase from us the following respective number of ordinary shares at a public offering price less the underwriting discounts and commissions listed on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.	2,351,114
Stifel, Nicolaus & Company, Incorporated	1,469,444
RBC Capital Markets, LLC	881,666
Cowen and Company, LLC	587,777
Needham & Company, LLC	587,777

Total	5,877,778

The underwriting agreement provides that the obligations of the several underwriters to purchase the ordinary shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the ordinary shares offered by this prospectus, other than those covered by the option to purchase additional ordinary shares described below, if any of these shares are purchased.

We have been advised by the representative of the underwriters that the underwriters propose to offer the ordinary shares to the public at the public offering price listed on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $0.378 per share under the public offering price. After the initial public offering, the representative of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 881,667 additional ordinary shares at the public offering price less the underwriting discounts and commissions listed on the cover page of this prospectus. The underwriters may exercise this option to purchase additional ordinary shares in connection with the sale of the ordinary shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ordinary shares as the number of ordinary shares to be purchased by it in the above table bears to the total number of ordinary shares offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional ordinary shares to the underwriters to the extent the option is exercised. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the 5,877,778 shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. The underwriting discounts and commissions are 7.0% of the initial public offering price. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option to purchase additional ordinary shares from us:

		Total Fees
	Fee per Share	Without Exercise of Option	With Full Exercise of Option
Discounts and commissions paid by us	$0.63	$3,703,000	$4,258,450

In addition, we estimate the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $2.5 million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $40,000 as set forth in the underwriting agreement.

We have agreed to indemnify the several underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors and substantially all of our shareholders and holders of options to purchase our ordinary shares have, subject to certain limited exceptions, agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any ordinary shares or other securities convertible into or exchangeable or exercisable for our ordinary shares or derivatives of our ordinary shares owned by these persons prior to this offering or ordinary shares issuable upon exercise of options held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice except in limited circumstances. We have entered into a similar agreement with the representative of the underwriters. There are no agreements between the representative and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The representative of the underwriters has advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with this offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional ordinary shares.

Naked short sales are any sales in excess of the option to purchase additional ordinary shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering.

Stabilizing transactions consist of various bids for or purchases of our ordinary shares made by the underwriters in the open market prior to the completion of this offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our ordinary shares. Additionally, these purchases may stabilize, maintain or otherwise affect the market price of our ordinary shares.

As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities having relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities having relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Pricing of this Offering

Prior to this offering, there had been no public market for our ordinary shares. Consequently, the initial public offering price of our ordinary shares was determined by negotiation between us and the representative of the underwriters. Among the primary factors that were considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representative of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

Notice to Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer to the public of any shares which are the subject of this offering contemplated by this prospectus may not be made in that Relevant Member State other than the offers contemplated in the prospectus once the prospectus has been approved by the competent authority in such Member State and published and passported in accordance with the Prospectus Directive as implemented in the Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by the Issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each underwriter has represented and agreed that (a) it has only communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the shares (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) to high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) and (d) of the Order, with all such persons together being referred to as relevant persons, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the our ordinary shares in, from or otherwise involving the United Kingdom. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Switzerland

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the Swiss Code of Obligations and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Investors in Canada

The ordinary shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the ordinary shares offered pursuant to this prospectus will be passed upon by Maples and Calder, Cayman Islands. Selected legal matters as to U.S. law in connection with this offering will be passed upon by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Francisco Partners, including Francisco Partners III (Cayman), L.P. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, Francisco Partners and certain affiliated entities in connection with various legal matters. The underwriters have been represented by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of Ichor Holdings, Ltd. and its subsidiaries as of December 26, 2014 and December 25, 2015 and for each of the years in the two-year period then ended have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG LLP provided a service to an entity under common control by Francisco Partners III, L.P. during fiscal 2013 which is not permissible under the independence rules of the Securities and Exchange Commission. The service was loan personnel (consisting of one individual and costing approximately $26,000) and was provided starting prior to the sister entity becoming an affiliate and continued for a period of two months thereafter. KPMG LLP and our audit committee, in consultation with legal counsel, concluded that the service does not, did not and will not impact KPMG LLP’s ability to exercise objective and impartial judgment on all issues encompassed within the audits of the Company.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-1 with the SEC with respect to our ordinary shares being distributed as contemplated by this prospectus. This prospectus is a part of and does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to us and our ordinary shares, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may read and copy all materials that we file with the SEC, including the Registration Statement and its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website referenced in this prospectus does not and will not constitute a part of this prospectus or the Registration Statement on Form S-1 of which this prospectus is a part.

In addition, we will file periodic reports and other information with the SEC. You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning us at the following address:

ICHOR HOLDINGS, LTD.

3185 Laurelview Ct.

Fremont, California 94538

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

Consolidated

December 26, 2014, December 25, 2015 and September 23, 2016 (unaudited)

(With Independent Auditors’ Report Thereon)

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ichor Holdings, Ltd.:

We have audited the accompanying consolidated balance sheets of Ichor Holdings, Ltd. and its subsidiaries as of December 25, 2015 and December 26, 2014, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ichor Holdings, Ltd. and its subsidiaries as of December 25, 2015 and December 26, 2014, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Portland, Oregon

April 22, 2016, except for the impact of the matters discussed in Notes 14 and 15 pertaining to earnings per share and discontinued operations as to which the date is October 7, 2016.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands except share and per share amounts)

	December 26, 2014	December 25, 2015	September 23, 2016	Pro Forma September 23, 2016
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash	$14,373	$24,188	$24,004	$30,676
Restricted cash	—	—	1,300	1,300
Accounts receivable, net	17,943	12,394	30,700	30,700
Inventories	30,803	31,287	57,398	57,398
Prepaid expenses and other current assets	4,345	3,924	6,060	6,060
Current assets from discontinued operations	26,902	16,539	195	195

Total current assets	94,366	88,332	119,657	126,329
Property and equipment, net	9,000	7,482	9,669	9,669
Other noncurrent assets	243	246	3,269	3,269
Deferred tax assets	—	296	455	455
Intangible assets, net	37,541	31,131	33,950	33,950
Goodwill	70,015	70,015	77,093	77,093
Non-current assets from discontinued operations	4,398	521	8	8

Total assets	$215,563	$198,023	$244,101	$250,773

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$36,913	$42,027	$66,488	$66,488
Accrued liabilities	3,719	3,951	6,181	6,181
Current portion of long-term debt	3,250	4,550	5,791	5,791
Customer deposits	23	26	—	—
Other current liabilities	1,986	3,063	4,890	4,890
Current liabilities from discontinued operations	20,358	9,855	681	681

Total current liabilities	66,249	63,472	84,031	84,031
Revolving line	12,000	10,000	15,000	15,000
Term loan A, net of debt discount	9,698	48,038	58,469	18,469
Term loan B	30,187	—	—	—
Deferred tax liabilities	5,070	495	437	437
Other non-current liabilities	2,103	1,254	1,342	1,342
Non-current liabilities from discontinued operations	195	86	50	50

Total liabilities	125,502	123,345	159,329	119,329
Shareholders’ equity
Preferred units, $0.0001 par value; 150,000,000 shares authorized; 142,728,221 shares issued and outstanding for December 26, 2014, December 25, 2015 and September 23, 2016	142,728	142,728	142,728	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 180,212, 526,763 and 1,024,405 shares issued and outstanding for December 26, 2014, December 25, 2015 and September 23, 2016	—	—	—	2
Additional paid in capital	1,886	3,004	4,349	193,747
Accumulated deficit	(54,553)	(71,054)	(62,305)	(62,305)

Total shareholders’ equity	90,061	74,678	84,772	131,444

Total liabilities and shareholders’ equity	$215,563	$198,023	$244,101	$250,773

See accompanying notes to consolidated financial statements.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands except share and per share amounts)

	Year Ended December 26, 2014	Year Ended December 25, 2015	Nine Months Ended September 25, 2015	Nine Months Ended September 23, 2016
			(Unaudited)	(Unaudited)
Net sales	$249,087	$290,641	$226,282	$274,339
Cost of sales	212,747	242,087	188,197	230,349

Gross profit	36,340	48,554	38,085	43,990

Operating expenses:
Research and development	3,915	4,813	3,469	4,229
Selling, general and administrative	22,465	24,729	18,084	20,329
Amortization of intangible assets	6,411	6,411	4,808	5,210

Total operating expenses	32,791	35,953	26,361	29,768

Operating income	3,549	12,601	11,724	14,222
Interest expense, net	3,118	3,831	2,898	3,245
Other expense (income), net	253	(46)	(42)	(384)

Income from continuing operations before income taxes	178	8,816	8,868	11,361
Income tax benefit from continuing operations	(5,604)	(3,991)	(3,924)	(1,427)

Net income from continuing operations	5,782	12,807	12,792	12,788
Discontinued operations (Note 15):
Income (loss) from discontinued operations before taxes	132	(7,406)	(718)	(4,013)
Income tax expense (benefit) from discontinued operations	(254)	(225)	(326)	26

Net income (loss) from discontinued operations	386	(7,181)	(392)	(4,039)

Net income	6,168	5,626	12,400	8,749

Less: Preferred stock dividend	—	(22,127)	—	—
Less: Undistributed earnings attributable to preferred shareholders	(6,165)	—	(12,773)	(12,663)

Net income (loss) attributable to common shareholders	$3	$(16,501)	$(373)	$(3,914)

Net income (loss) per share from continuing operations attributable
Basic	$0.04	$(36.31)	$0.09	$0.16
Diluted	$0.02	$(36.31)	$0.05	$0.05
Net income (loss) per share attributable to common shareholders:
Basic	$0.04	$(64.28)	$(1.74)	$(4.95)
Diluted	$0.02	$(64.28)	$(1.78)	$(5.06)
Shares used to compute net income from continuing operations per share attributable to common shareholders:
Basic	67,663	256,701	213,935	790,678
Diluted	148,357	256,701	414,028	2,392,154
Shares used to compute net income per share attributable to common shareholders:
Basic	67,663	256,705	214,368	790,707
Diluted	148,357	256,705	209,551	773,518
Pro forma net income from continuing operations per share attributable to common shareholders (unaudited):
Basic		$0.64		$0.64
Diluted		$0.64		$0.63
Shares used to compute pro forma net income from continuing operations per share attributable to common shareholders (unaudited):
Basic		22,319,381		22,385,686
Diluted		22,319,381		22,584,544

See accompanying notes to consolidated financial statements.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

(In thousands except share amounts)

	Preferred units		Common stock		Additional paid-in capital	Accumulated deficit	Total shareholders’ equity
	Units	Amount	Shares	Amount
Balance as of December 27, 2013	142,728,221	$142,728	—	$—	$856	$(60,721)	$82,863
Capital contributions	—	—	—	—	19	—	19
Share-based compensation expense	—	—	—	—	1,011	—	1,011
Vesting of restricted stock	—	—	180,212	—	—	—	—
Net income	—	—	—	—	—	6,168	6,168

Balance as of December 26, 2014	142,728,221	$142,728	180,212	$—	$1,886	$(54,553)	$90,061

Share-based compensation expense	—	—	—	—	1,118	—	1,118
Vesting of restricted stock	—	—	346,551	—	—	—	—
Dividend to shareholders	—	—	—	—	—	(22,127)	(22,127)
Net income	—	—	—	—	—	5,626	5,626

Balance as of December 25, 2015	142,728,221	$142,728	526,763	$—	$3,004	$(71,054)	$74,678

Share-based compensation expense (unaudited)	—	—	—	—	1,345	—	1,345
Vesting of restricted stock (unaudited)	—	—	497,642	—	—	—	—
Net income (unaudited)	—	—	—	—	—	8,749	8,749

Balance as of September 23, 2016 (unaudited)	142,728,221	$142,728	1,024,405	$—	$4,349	$(62,305)	$84,772

See accompanying notes to consolidated financial statements.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 26, 2014	Year Ended December 25, 2015	Nine Months Ended September 25, 2015	Nine Months Ended September 23, 2016
			(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$6,168	$5,626	$12,400	$8,749
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,628	9,936	7,453	7,049
Impairment of intangible assets	—	1,825	—	—
Impairment of property, plant, and equipment	—	1,335	—	—
Share-based compensation	1,011	1,118	807	1,345
Deferred income taxes	(6,195)	(4,927)	(4,459)	(2,485)
Amortization of debt issuance costs	309	834	703	395
Changes in operating assets and liabilities, net of assets acquired:	—	—	—	—
Accounts receivable, net	959	6,333	4,464	(13,420)
Inventories	(12,125)	9,110	(2,017)	(10,236)
Prepaid expenses and other assets	(41)	403	(1,218)	(2,065)
Accounts payable	8,749	(1,676)	(4,705)	15,657
Customer deposits	(202)	(3,451)	(2,848)	(4,263)
Accrued liabilities	213	169	961	1,397
Other liabilities	(383)	55	(550)	1,902

Net cash provided by operating activities	8,091	26,690	10,991	4,025

Cash flows from investing activities:
Capital expenditures	(3,468)	(1,367)	(1,062)	(2,253)
Cash paid for acquisitions, net of cash acquired	—	—	—	(17,406)
Proceeds from sale of intangible assets	—	—	—	230
Proceeds from sale of property, plant, and equipment	—	—	—	243

Net cash used in investing activities	(3,468)	(1,367)	(1,062)	(19,186)

Cash flows from financing activities:
Proceeds from capital contributions	19	—	—	—
Dividends to shareholders	—	(22,127)	(22,127)	—
Deferred financing fees	—	(2,631)	(2,631)	—
Borrowings under revolving commitment	9,000	24,000	20,000	12,000
Repayments on revolving commitment	(9,000)	(26,000)	(16,000)	(7,000)
Borrowing on long-term debt	—	55,000	55,000	15,000
Repayments on long-term debt	(3,250)	(43,750)	(43,750)	(3,723)

Net cash provided by (used in) financing activities	(3,231)	(15,508)	(9,508)	16,277

Net increase in cash	1,392	9,815	421	1,116
Cash and restricted cash at beginning of year	12,981	14,373	14,373	24,188

Cash and restricted cash at end of period	$14,373	$24,188	$14,794	$25,304

Supplemental disclosures of cash flow information:
Cash paid during the year:
Cash paid for interest	$2,663	$2,632	$2,016	$2,628
Cash paid (received) for taxes	611	496	232	(129)
Supplemental disclosures of non-cash activities:
Capital expenditures included in accounts payable	$86	$10	$75	$197

See accompanying notes to consolidated financial statements.

(1)    Organization and Summary of Significant Accounting Policies

(a)    Organization and Operations of the Company

Ichor Holdings, Ltd. and Subsidiaries (the Company) designs, develops, manufactures and distributes gas and liquid delivery subsystems and complete tool solutions purchased by capital equipment manufacturers for use in the semiconductor markets. The Company is headquartered in Fremont, California and has operations in the United States, United Kingdom, Singapore, and Malaysia.

On December 30, 2011, Ichor Systems Holdings, LLC (Ichor Systems Holdings) consummated a sales transaction with Icicle Acquisition Holdings, LLC (Icicle), a Delaware limited liability company. Shortly after consummation of the sale transaction, Icicle Acquisition Holdings, LLC changed its name to Ichor Holdings, LLC (Ichor Holdings).

In March 2012, Ichor Holdings completed a reorganization of its legal structure, forming Ichor Holdings, Ltd., a Cayman Islands entity. Ichor Holdings, Ltd. is now the reporting entity and the ultimate parent company of the operating entities.

In January 2016, the Company decided to shut its Kingston, New York facility which was the primary facility for the Precision Flow Technologies, Inc. subsidiary. In May 2016, the Company ceased operations in this facility and ended the relationship with the customer it served in this location. The Company’s consolidated financial statements and accompanying notes for current and prior periods have been retroactively adjusted to present the results of operations of the Precision Flow Technologies, Inc. subsidiary as discontinued operations. In addition, the assets and liabilities to be disposed of have been treated and classified as discontinued operations. For more information on discontinued operations see Note 15.

(b)    Basis of Presentation

The accompanying consolidated financial statements include the following wholly owned subsidiaries of Ichor Holdings, Ltd.:

•	FP-Ichor Ltd. (Cayman)

•	Icicle Acquisition Holding Coöperatief U.A.

•	Icicle Acquisition Holding B.V.

•	Ichor Holdings Ltd (Scotland).

•	Ichor Systems Ltd. (Scotland)

•	Ichor Holdings, LLC

•	Ichor Systems, Inc.

•	Ichor Systems Malaysia Sdn Bhd

•	Ichor Systems Singapore Pte. Ltd.

•	Precision Flow Technologies, Inc.

•	Ajax-United Patterns & Molds, Inc.

All intercompany balances and transactions have been eliminated in consolidation.

(c)    Unaudited Interim Financial Statements

The interim consolidated balance sheet as of September 23, 2016, the consolidated statements of operations and cash flows for the nine months ended September 25, 2015 and

September 23, 2016, and the consolidated statement of shareholders’ equity for the nine months ended September 23, 2016 are unaudited. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of September 23, 2016 and its results of operations and cash flows for the nine months ended September 25, 2015 and September 23, 2016. The financial data and the other financial information disclosed in these notes to the consolidated financial statements related to the nine month periods are also unaudited. The results of operations for the nine months ended September 23, 2016 are not necessarily indicative of the results to be expected for the full fiscal year or any other future periods.

(d)    Unaudited Pro Forma Shareholders’ Equity

The pro forma shareholders equity as of September 23, 2016 presents the Company’s shareholders’ equity as though the preferred shareholders elected to have all of the Company’s outstanding preferred stock converted into shares of common stock and the subsequent 1-for-8.053363 reverse split of the Company’s common stock, the vesting of the restricted shares and options, the completion of the initial public offering (IPO) of 5,877,778 shares of the Company’s ordinary shares at $9.00 per share net of underwriter discounts, commissions, other offering expenses, as well as the repayment of $40 million of the Company’s borrowings under the Credit Facility.

(e)    Year-End

The Company uses a 52 to 53 week fiscal year ending on the last Friday of December. Fiscal 2014 and 2015 ended on December 26, 2014 and December 25, 2015, respectively, and both years included 52 weeks.

(f)    Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods presented. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Actual results could differ from the estimates made by management. Significant estimates include the fair value of assets and liabilities acquired in acquisitions, estimated useful lives for long-lived assets, allowance for doubtful accounts, inventory valuation, uncertain tax positions, fair value assigned to stock options granted, and impairment analysis for both definite-lived intangible assets and goodwill.

(g)    Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 605, Revenue Recognition. Product revenue is recognized when there is persuasive evidence of an arrangement, product delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Product revenue typically is recognized at the time of shipment or when the customer takes title of the goods. All amounts billed to a customer related to shipping and handling are classified as net sales, while all costs incurred by the Company for shipping and handling are classified as cost of goods sold.

(h)    Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist of accounts receivable, accounts payable and long-term debt.

For the years ended December 26, 2014 and December 25, 2015, the Company derived approximately 96% and 95%, respectively, of its revenue from continuing operations from two customers. For the nine months ended September 25, 2015 and September 23, 2016, the Company derived approximately 95% (unaudited) and 97% (unaudited), respectively, of its revenue from continuing operations from two customers. As of December 26, 2014, December 25, 2015, and September 23, 2016 those customers represented, in the aggregate, approximately 86%, 79%, and 89% (unaudited) respectively, of the accounts receivable balance.

Accounts receivable are carried at invoice price less an estimate for doubtful accounts. Payment terms vary by customer, but generally are due within 15–60 days. The Company reviews a customer’s credit history before extending credit. The Company establishes an allowance for doubtful accounts based upon the credit risk of specific customers, historical trends and other information, and totaled $385, $123 and $175 (unaudited) at December 26, 2014, December 25, 2015, and September 23, 2016, respectively. Activity related to the Company’s allowance for doubtful accounts is as follows:

Balance, December 27, 2013	$140
Charges to costs and expenses	246
Write-offs	(1)

Balance, December 26, 2014	$385
Charges to costs and expenses	(6)
Write-offs	(256)

Balance, December 25, 2015	$123
Charges to costs and expenses (unaudited)	52

Balance, September 23, 2016 (unaudited)	$175

The Company requires collateral, typically cash, in the normal course of business if customers do not meet its criteria established for offering credit. If the financial condition of the Company’s customers were to deteriorate and result in an impaired ability to make payments, additions to the allowance may be required. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded to income when received.

The Company uses qualified manufacturers to supply many components and subassemblies of its products. The Company obtains the majority of its components from a limited group of suppliers. A majority of the purchased components used in the Company’s products are customer specified. An interruption in the supply of a particular component would have a temporary adverse impact on the Company’s operating results.

The Company maintains cash balances at both United States-based and foreign-based commercial banks. At various times during the year, cash balances in the United States will exceed amounts that are insured by the Federal Deposit Insurance Corporation (FDIC). The majority of the cash maintained in foreign-based commercial banks is insured by the government where the foreign banking institutions are based. Cash held in foreign-based commercial banks totaled $1,128, $9,494 and $4,771 (unaudited) at December 26, 2014, December 25, 2015, and September 23, 2016, respectively. No losses have been incurred at

December 26, 2014, December 25, 2015, and September 23, 2016 for the amounts exceeding the insured limits.

(i)    Fair Value Measurements

The Company estimates the fair value of its financial assets and liabilities based upon comparison of such assets and liabilities to the current market values for instruments of a similar nature and degree of risk. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date

There were no changes to the Company’s valuation techniques during the year ended December 25, 2015. The Company’s financial assets and liabilities include cash, accounts receivable, accounts payable, and debt. The Company estimates that the recorded value of its financial assets and liabilities approximates fair value as of December 26, 2014 and December 25, 2015.

The Company estimates the value of intangible assets on a nonrecurring basis based on an income approach utilizing discounted cash flows. Under this approach, the Company estimates the future cash flows from its asset groups and discounts the income stream to its present value to arrive at fair value. Future cash flows are based on recently prepared operating forecasts. Operating forecasts and cash flows include, among other things, revenue growth rates that are calculated based on management’s forecasted sales projections. A discount rate is utilized to convert the forecasted cash flows to their present value equivalent. The discount rate applied to the future cash flows includes a subject-company risk premium, an equity market risk premium, a beta, and a risk-free rate. As this approach contains unobservable inputs, the measurement of fair value for intangible assets is classified as Level 3.

At December 26, 2014, the intangible assets passed the recoverability test resulting in no impairment. At December 25, 2015, certain intangibles assets associated with our Kingston facility did not pass the recoverability test and the Company recorded an impairment charge of $1,825. See note 15 for additional details on the expected closure of the Kingston, New York location.

Our goodwill assessment performed in the fourth quarters of 2014 and 2015 did not indicate impairment of goodwill.

(j)    Inventories

Inventories are stated at the lower of cost or market. The majority of inventory values are based upon standard costs that approximate average costs.

The Company analyzes its inventory levels and records a write-down for inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value, and inventory in excess of expected customer demand. Various factors are considered in making this determination, including recent sales history and predicted trends, industry market conditions, and general economic conditions. The Company recorded inventory write-downs of $1,511, $3,000, $1,249 (unaudited) and $3,166 (unaudited) for the years ended December 26, 2014 and December 25, 2015 and the nine months ended September 25, 2015 and September 23, 2016, respectively. Included in these write-downs are $403, $1,506, $168 (unaudited) and $1,999 (unaudited), for the years ended December 26, 2014 and December 25, 2015 and the nine months ended September 25, 2015 and September 23, 2016, respectively, related to the Kingston, New York operation.

(k)    Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Machinery	5–10 years
Leasehold improvements	Lesser of 15 years or lease term
Computer software, hardware and equipment	3–5 years
Office furniture, fixtures and equipment	5–7 years
Vehicles	5 years

Maintenance and repairs that neither add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in selling, general and administrative expenses on the consolidated statements of operations.

(l)    Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate, in management’s judgment, that the carrying amount of an asset (or asset group) may not be recoverable. In analyzing potential impairments, projections of future cash flows from the asset group are used to estimate fair value. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset group, a loss is recognized for the difference between the estimated fair value and the carrying value of the asset group. The projections are based on assumptions, judgments and estimates of revenue growth rates for the related business, anticipated future economic, regulatory and political conditions, the assignment of discount rates relative to risk, and estimates of terminal values.

In connection with the decision to exit the Kingston, New York facility in 2016, as discussed in footnote 15, the Company performed long-lived asset recoverability tests and it was determined the carrying value of the Systems Integration long-lived assets exceeded the undiscounted cash flows. Accordingly, the Company recorded a write-down to its customer relationships, developed technology, and property, plant, and equipment of $1,260, $565, and $1,335, respectively, during the year ended December 25, 2015.

(m)    Other Non-Current Assets (unaudited)

In conjunction with the acquisition of Ajax, which occurred on April 12, 2016, the Company acquired two investments and a note receivable that were recorded at fair value on the date of acquisition. The Company has a cost method investment in CHawk Technology International, Inc., of approximately $1.5 million and an equity method investment in Ajax Foresight Global Manufacturing Sdn. Bhd. of $0.5 million, each of which are private companies. The Company accounts for these investments on the cost and equity method, respectively, as the Company does not control either entity. The note receivable of $0.9 million is due from Ajax Foresight Global Manufacturing Sdn. Bhd. (a related party). At the end of each reporting period the Company determines whether events or circumstances have occurred that are likely to have a significant adverse effect on the fair value of these investments and note receivable. As of September 23, 2016, no such circumstances have been identified.

(n)    Intangible Assets

The Company accounts for its intangible assets that have a definite life and are amortized on a basis consistent with their expected cash flows over the following estimated useful lives:

Trademarks	10 years
Customer relationships	10 years
Developed technology	7 years

(o)    Goodwill

Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. We first make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If the conclusion is that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we then perform a two-step goodwill impairment test. Under the first step, the fair value of the reporting unit is compared to its carrying value, and, if an indication of goodwill impairment exists in the reporting unit, the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill as determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. For purposes of testing goodwill for impairment, the Company has concluded it operates in one reporting unit.

The Company performed a quantitative goodwill impairment test in the fourth quarter of fiscal 2014 and a qualitative assessment in the fourth quarter of fiscal 2015. Our goodwill assessment performed in 2014 and 2015 did not indicate impairment of goodwill.

(p)    Warranty Costs

The Company’s product warranties vary by customer, but generally extend for a period of one to two years from the date of sale. Provisions for warranties are determined primarily based on historical warranty cost as a percentage of sales, adjusted for specific problems that may arise. Historical product warranty expense has not been significant.

(q)    Advertising Costs

The Company charges advertising costs to operations as incurred. Advertising costs were not significant and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

(r)    Self-Insurance

The Company sponsors a self-insured medical plan for employees and their dependents. A third party is engaged to assist in estimating the loss exposure related to the self-retained portion of the risk associated with this insurance.

(s)    Special Bonus

On August 11, 2015, the Board of Directors instituted a special bonus to certain members of management totaling $3,110, of which $1,761, $205, and $132 was earned and recorded as a component of selling, general, and administrative, research and development, and cost of sales, respectively, in fiscal 2015. The remaining $1,012 can be earned by certain members of management through the fourth quarter of 2018 based on their continued employment. During the nine months ended September 23, 2016, the Company expensed $310 related to the special bonus. Management does not expect to pay bonuses of this nature in future periods.

(t)    Share-Based Payments

The Company records compensation expense associated with equity compensation based on the estimated fair value at the grant date. The Company uses the Black-Scholes Option Pricing Model to determine the fair value of share-based awards.

(u)    Income Taxes

The Company recognizes deferred income taxes using the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense differs from the statutory rate primarily as a result of an increase in the valuation allowance in the US offset by a net decrease in liabilities for uncertain tax positions and the impact of foreign operations.

The Company files federal income tax returns, foreign income tax returns, as well as multiple state and local tax returns. The Company is no longer subject to US Federal examination for tax years ending before 2013, to state examinations before 2012, or to foreign examinations before 2011. The 2012 federal income tax return was audited by the IRS and the

IRS issued a determination letter in March of 2015, which resulted in a decrease to the net operating loss carryforward of $1,275 and was recorded as a reduction in the deferred tax asset as of the year ended December 26, 2014.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others may be subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the Company’s consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company recognizes interest and penalties as a component of income tax benefit.

(v)    Foreign Operations

The functional currency of the Company’s international subsidiaries located in the United Kingdom, Singapore, and Malaysia, is the U.S. dollar. Transactions denominated in currencies other than the functional currency generate foreign exchange gains and losses that are included in other expense, net on the accompanying consolidated statements of operations. Substantially, all of the Company’s sales and agreements with third-party suppliers provide for pricing and payments in U.S. dollars and, therefore, are not subject to material exchange rate fluctuations. Foreign operations consist of net sales of $143,446, $173,735, $100,586 (unaudited) and $162,675 (unaudited) for the years ended December 26, 2014 and December 25, 2015 and the nine months ended September 25, 2015 and September 23, 2016, respectively. Assets of foreign operations totaled $38,925, $52,852 and $72,826 (unaudited) at December 26, 2014, December 25, 2015, and September 23, 2016, respectively.

(w)    Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The ASU is effective for reporting periods beginning after December 15, 2017 (December 15, 2018 for non-public entities), with an early adoption permitted for reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact of this accounting standard.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, an amendment to ASC 205, Presentation of Financial Statements. This update provides guidance on management’s responsibility in evaluating whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and for annual and interim periods thereafter. Early adoption is permitted.

The Company does not expect the adoption of ASU 2014-15 to have a material impact on its financial statements or results of operations.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The update requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. Debt disclosures will include the face amount of the debt liability and the effective interest rate. The update requires retrospective application and represents a change in accounting principle. The update is effective for fiscal years beginning after December 15, 2015. We adopted ASU 2015-03 on December 26, 2015 and retroactively recorded debt issuance costs as a reduction to Term Loan A for all periods presented.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which for entities that do not measure inventory using the last-in, first-out (LIFO) or retail inventory method, changes the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value. The ASU also eliminates the requirement for these entities to consider replacement cost or net realizable value less an approximately normal profit margin when measuring inventory. ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, with early adoption permitted as of the beginning of an interim or annual period. The Company does not expect this initiative to have a significant impact on its ongoing financial reporting.

In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement –Period Adjustments—Changes to the accounting for measurement-period adjustments relate to business combinations. Currently, an acquiring entity is required to retrospectively adjust the balance sheet amounts of the acquiree recognized at the acquisition date with a corresponding adjustment to goodwill as a result of changes made to the balance sheet amounts of the acquiree. The measurement period is the period after the acquisition date during which the acquirer may adjust the balance sheet amounts recognized for a business combination (generally up to one year from the date of acquisition). The changes eliminate the requirement to make such retrospective adjustments, and, instead require the acquiring entity to record these adjustments in the reporting period they are determined. The new standard is effective for periods beginning after December 15, 2015. We adopted ASU 2015-16 on December 26, 2015 on a prospective basis for any changes to provisional amounts after the acquisition date. In the third quarter of 2016, we recognized certain measurement period adjustments as disclosed in Note 2 to our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. ASU 2015-17 is effective for fiscal years beginning after December 15, 2017, with early adoption permitted. We adopted ASU 2015-17 on a retrospective basis in 2015. Accordingly, to conform with the 2015 presentation, we reclassified the current deferred taxes to noncurrent on our December 26, 2014 Consolidated Balance Sheet, which decreased current deferred tax assets $3.2 million and decreased noncurrent deferred tax liabilities $3.2 million.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” This update establishes a comprehensive lease standard for all industries. The new standard requires lessees to recognize a right of use asset and a lease liability for virtually all leases, other than leases that meet the definition of short term leases. The standard is effective for interim and annual reporting periods beginning after December 15, 2018 (December 31, 2019 for non-public entities). We are evaluating what impact, if any, the adoption of this ASU will have on our financial condition, results of operations, cash flows or financial disclosures.

In March 2016, the FASB issued ASU No. 2016-09, which amends ASC Topic 718, “Compensation—Stock Compensation.” This amendment simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. This guidance is effective for interim and annual reporting periods beginning after December 15, 2016. The Company does not expect this initiative to have a significant impact on its ongoing financial reporting.

(2)    Ajax-United Patterns & Molds, Inc. Acquisition (unaudited)

In April 2016, the Company completed a stock purchase agreement of Ajax-United Patterns & Molds, Inc. (“Ajax”), a manufacturer of complex plastic and metal products used in the medical, biomedical, semiconductor, data communication and food processing equipment industries, for $17.6 million with an additional potential earn-out payment of $1.5 million due in March 2017 if certain financial targets are met. The Company does not believe these financial targets will be met. Pursuant to the purchase agreement, $1.3 million was placed in escrow for working capital adjustments and is reflected in the accompanying consolidated balance sheet at September 23, 2016 as restricted cash. The Company has submitted working capital claims to the Ajax sellers and believes a substantial portion of the amount in escrow will be returned to the Company.

The total preliminary purchase price of $17.6 million was allocated to the underlying assets acquired and liabilities assumed based on their fair values. The allocation of purchase price to goodwill and identifiable assets and liabilities is subject to the final determination of purchase price, as the purchase price and asset values are subject to valuation and contractual adjustments of working capital, which has not been settled.

The following table presents the preliminary allocation and measurement period adjustments of the purchase price of $17.6 million to the assets acquired and liabilities assumed based on their fair values. Measurement period adjustments are primarily related to finalization of the valuation of deferred tax liabilities and intangible assets acquired:

	Preliminary Allocation 4/12/2016	Measurement Period Adjustment	Preliminary Allocation 9/23/2016
Cash acquired	$188	$—	$188
Accounts receivable, net	1,245	5	1,250
Inventories	3,236	—	3,236
Prepaid expenses and other current assets	77	—	77
Property and equipment, net	1,545	—	1,545
Other noncurrent assets	2,948	—	2,948
Intangible assets, net	8,130	(100)	8,030
Goodwill	4,629	2,449	7,078
Accounts payable and other accrued liabilities	(4,404)	(83)	(4,487)
Deferred tax liabilities	—	(2,271)	(2,271)

Total acquisition consideration	$17,594	$—	$17,594

The acquisition is expected to allow us to manufacture and assemble the complex plastic and metal products required by the medical, biomedical, semiconductor and data communication equipment industries. The Company has preliminarily allocated approximately

$7.1 million of the purchase price to goodwill. Goodwill was primarily attributed to assembled workforce and expected synergies resulting from the acquisition. Goodwill is not deductible for tax purposes.

As a result of the acquisition, the Company has preliminarily recorded approximately $17.3 million of net identifiable assets including $8.0 million of identifiable intangible assets and $6.7 million of identifiable liabilities. The acquired intangible assets consist primarily of $8.0 million of customer relationship and will be amortized over their useful lives of ten years.

In 2016, the Company also incurred approximately $1.5 million in acquisition-related costs which are included in selling, service and administration expenses in the Consolidated Statements of Operations. The operating results of this acquisition are included in the Company’s results of operations since the date of acquisition. Since the date of acquisition, Ajax contributed $13.4 million in sales and $0.2 million of operating income. Pro forma financial information has not been provided for the acquisition of Ajax as it was not material to the Company’s current year operations and overall financial position.

(3)    Inventory

Inventory consists of the following:

	December 26, 2014	December 25, 2015	September 23, 2016
			(Unaudited)
Raw materials	$34,851	$27,349	$34,205
Work in process	15,625	11,958	14,932
Finished goods	2,560	4,619	8,261

Inventory	$53,036	$43,926	$57,398

(4)    Property and Equipment

Property and equipment consist of the following:

	December 26, 2014	December 25, 2015	September 23, 2016
			(Unaudited)
Machinery	$3,484	$3,693	$9,321
Leasehold improvements	10,574	8,607	10,542
Computer software, hardware and equipment	2,338	2,313	2,981
Construction-in-process	816	179	1,780
Office furniture, fixtures and equipment	362	216	328
Vehicles	21	8	127

	17,595	15,016	25,079
Less accumulated depreciation	(6,736)	(7,251)	(15,410)

Property and equipment, net	$10,859	$7,765	$9,669

Depreciation expense for the years ended December 26, 2014 and December 25, 2015 and the nine months ended September 25, 2015 and September 23, 2016 was $2,742, $3,050, $2,289 (unaudited) and $1,838 (unaudited), respectively.

During the nine months ended September 23, 2016, we sold property and equipment related to discontinued operations for proceeds of $243 (unaudited).

(5)    Goodwill and Intangible Assets

Definite-lived intangible assets consist of the following:

	December 26, 2014
	Remaining weighted average useful life (years)	Gross value	Accumulated amortization	Accumulated impairment charges	Carrying amount
Trademarks	7	$9,690	$(2,907)	$—	$6,783
Customer relationships	7	42,557	(10,450)	(9,816)	22,291
Developed technology	4	28,100	(9,512)	(7,590)	10,998

		$80,347	$(22,869)	$(17,406)	$40,072

	December 25, 2015
	Remaining weighted average useful life (years)	Gross value	Accumulated amortization	Accumulated impairment charges	Carrying amount
Trademarks	6	$9,690	$(3,876)	$—	$5,814
Customer relationships	6	42,557	(13,618)	(11,076)	17,863
Developed technology	3	28,100	(12,261)	(8,155)	7,684

		$80,347	$(29,755)	$(19,231)	$31,361

	September 23, 2016 (unaudited)
	Remaining weighted average useful life (years)	Gross value	Accumulated amortization	Accumulated impairment charges	Carrying amount
Trademarks	6	$9,690	$(4,603)	$—	$5,087
Customer relationships	6	50,557	(16,208)	(11,076)	23,273
Developed technology	3	28,100	(14,355)	(8,155)	5,590
Order backlog	—	30	(30)	—	—

		$88,377	$(35,196)	$(19,231)	$33,950

Amortization expense totaled $6,886, $6,886, $5,164 (unaudited) and $5,211 (unaudited) during the years ended December 26, 2014 and December 25, 2015 and the nine months ended September 25, 2015 and September 23, 2016, respectively.

During the nine months ended September 23, 2016, we sold intangible assets related to discontinued operations for proceeds of $230 (unaudited).

The weighted average amortization period for all intangible assets as of December 25, 2015 was 5.3 years. Future projected annual amortization expense consists of the following for each of the next five fiscal years and thereafter:

2016	$6,641
2017	6,411
2018	6,411
2019	3,927
2020	3,927
Thereafter	4,044

$31,361

The following tables present the changes to goodwill during the years ended December 26, 2014 and December 25, 2015 and the nine months ended September 23, 2016:

	Balance, December 27, 2013	Acquisitions	Impairment	Tax adjustment	Balance, December 26, 2014
Goodwill	$70,015	—	—	—	$70,015

	Balance, December 26, 2014	Acquisitions	Impairment	Tax adjustment	Balance, December 25, 2015
Goodwill	$70,015	—	—	—	$70,015

	Balance, December 25, 2015	Acquisitions	Impairment	Tax adjustment	Balance, September 23, 2016
					(Unaudited)
Goodwill	$70,015	$7,078	—	—	$77,093

(6)    Commitments and Contingencies

(a)    Operating Leases

The Company leases offices under various operating leases expiring through 2024. The Company is responsible for utilities and its proportionate share of operating expenses under the facilities’ leases. The Company recognizes escalating lease payments on a straight-line basis over the lease term. Rent expense for the years ended December 26, 2014 and December 25, 2015 and the nine months ended September 25, 2015 and September 23, 2016 was $3,146, $2,988, $2,292 (unaudited) and $2,216 (unaudited), respectively. Future minimum lease payments for non-cancelable operating leases as of December 25, 2015 are as follows:

2016	$3,155
2017	3,063
2018	970
2019	329
2020	280
Thereafter	933

$8,730

(b)    Litigation

The Company is periodically involved in legal actions and claims that arise as a result of events that occur in the normal course of operations. The ultimate resolution of these actions is not expected to have a material adverse effect on the Company’s financial position or results of operations.

(c)    Purchase Commitments (unaudited)

At September 23, 2016, the Company has purchase orders outstanding for raw materials and component parts totaling $55,240.

(7)    Income Taxes

Income from continuing operations before tax was as follows:

	Year ended December 26, 2014	Year ended December 25, 2015	Nine Months Ended September 25, 2015	Nine Months Ended September 23, 2016
			(Unaudited)	(Unaudited)
United States	$(13,841)	$(15,319)	$(10,276)	$(10,883)
Foreign	14,019	24,135	19,144	22,244

Income from continuing operations before tax	$178	$8,816	$8,868	$11,361

Significant components of income tax benefit from continuing operations consist of the following:

	Year ended December 26, 2014	Year ended December 25, 2015	Nine Months Ended September 25, 2015	Nine Months Ended September 23, 2016
			(Unaudited)	(Unaudited)
Current:
Federal	$—	$(1,001)	$(1,003)	$(27)
State	95	65	43	(87)
Foreign	786	1,816	1,332	1,113

Total current tax expense	881	880	372	999

Deferred:
Federal	(5,704)	(4,296)	(3,746)	(2,257)
State	(701)	(203)	(330)	(14)
Foreign	(80)	(372)	(220)	(155)

Total deferred tax benefit	(6,485)	(4,871)	(4,296)	(2,426)

Total income tax benefit from continuing operations	$(5,604)	$(3,991)	$(3,924)	$(1,427)

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax benefit from continuing operations consist of the following:

	Year ended December 26, 2014	Year ended December 25, 2015	Nine Months Ended September 25, 2015	Nine Months Ended September 23, 2016
			(Unaudited)	(Unaudited)
Effective rate reconciliation:
U.S. federal tax expense	$62	$3,084	$3,102	$3,976
State income taxes, net	(320)	(383)	(218)	(186)
Permanent items	76	114	98	530
Foreign rate differential	(2,491)	(4,259)	(3,390)	(4,008)
Tax holidays	(2,279)	(3,872)	(3,075)	(3,878)
Credits	(986)	(691)	(367)	(548)
Tax contingencies	170	(835)	(866)	30
Withholding tax	465	925	683	984
Other, net	(301)	(71)	109	(22)
Valuation allowance	—	1,997	—	1,695

Income tax benefit from continuing operations	$(5,604)	$(3,991)	$(3,924)	$(1,427)

Deferred income tax assets and liabilities from continuing operations consist of the following as of:

	December 26, 2014	December 25, 2015	September 23, 2016
			(Unaudited)
Deferred tax assets:
Inventory	$1,387	$1,443	$1,521
Stock compensation	374	683	976
Accrued payroll	398	563	747
Net operating loss carryforwards	2,987	5,174	6,663
Transaction costs	350	206	195
Tax credits	2,302	2,838	3,366
Other assets	395	1,606	2,089

Deferred tax assets	8,193	12,513	15,557
Valuation allowance	—	(1,997)	(3,692)

Total deferred tax assets	8,193	10,516	11,865
Deferred tax liabilities:
Intangible assets	(12,460)	(10,228)	(11,500)
Property, plant and equipment	(38)	—	—
Other liabilities	(765)	(487)	(347)

Total deferred tax liabilities	(13,263)	(10,715)	(11,847)

Net deferred tax asset (liability)	$(5,070)	$(199)	$18

We adopted ASU 2015-17 in the current year and have applied the standard retrospectively. With this adoption, our deferred tax assets and liabilities are no longer classified between current and non-current. All deferred tax assets and liabilities are now classified as non-current, regardless of the timing of their anticipated reversal.

At September 23, 2016, the Company had federal and state net operating loss carryforwards of $23,848 (unaudited) and $14,709 (unaudited), respectively. The federal and state net operating loss carryforwards, if not utilized, will begin to expire in 2031 and 2016, respectively. At September 23, 2016, the Company had federal and state research and development credits of $1,059 (unaudited) and $264 (unaudited), respectively. The federal and state research and development credits, if not utilized, will begin to expire in 2032 and 2018, respectively. Additionally, the Company had foreign tax credits of $537 (unaudited), which if not utilized, will begin to expire in 2022.

At September 23, 2016, the Company did not recognize a deferred tax asset on the undistributed earnings of the Company’s foreign subsidiaries that are not considered to be indefinitely reinvested, due to limitations on benefit recognition.

We have determined the amounts of our valuation allowances based on our estimates of taxable income by jurisdiction in which we operate over the periods in which the related deferred tax assets will be recoverable. We determined it is not more-likely-than-not that our U.S. entities will generate sufficient taxable income to offset reversing deductible timing differences and to fully utilize carryforward tax attributes. Accordingly, we recorded a valuation allowance against those deferred tax assets for which realization does not meet the more-likely-than-not standard. Similarly, there is a valuation allowance on our state deferred tax assets due to the same uncertainties regarding future taxable U.S. income.

The Company was granted a tax holiday for its Singapore operations effective 2011 through 2019. The tax holiday is subject to certain conditions, which are required to be met by March 31, 2017. As of December 25, 2015, the Company is in compliance with certain conditions, with the exception of the headcount requirement, which the Singapore taxing authority granted a waiver. For the remaining conditions, the Company intends to be in compliance with the conditions specified by March 31, 2017. The net impact of the tax holiday in Singapore as compared to the Singapore statutory rate was a benefit of $2,279, $3,872, $3,075 (unaudited) and $3,878 (unaudited), for the years ending December 26, 2014 and December 25, 2015 and the nine months ending September 25, 2015 and September 23, 2016, respectively. The Company’s income tax fluctuates based on the geographic mix of earnings and is calculated quarterly based on actual results as per ASC 740-270.

As of September 23, 2016, the Company has recognized $413 (unaudited) of unrecognized tax benefits in long-term liabilities and $132 (unaudited) of unrecognized tax benefits in noncurrent deferred tax liabilities on the accompanying consolidated balance sheet. If recognized, $443 (unaudited) of this amount would impact the Company’s effective tax rate. The Company does not expect a significant decrease to the total amount of unrecognized tax benefits within the next twelve months.

The following table summarizes the activity related to the Company’s unrecognized tax benefits:

Balance at December 27, 2013	$1,775
Increase in tax positions for current year	111
Increase in tax positions for prior period	132
Decrease in tax positions for prior period	(633)

Balance at December 26, 2014	1,385
Increase in tax positions for current year	85
Decrease in tax positions for prior period	(912)

Balance at December 25, 2015	558
Increase in tax positions for current year (Unaudited)	87
Decrease in tax positions for prior period (Unaudited)	(100)
Balance at September 23, 2016 (Unaudited)	$545

The Company recognizes interest and penalties relating to unrecognized tax benefits as part of its income tax expense. The Company’s three major filing jurisdictions are the United States, Singapore and Malaysia. The Company is no longer subject to US Federal examination for tax years ending before 2013, to state examinations before 2012, or to foreign examinations before 2011.

(8)    Employee Benefit Programs

(a)    401(k) Plan

The Company sponsors a 401(k) plan available to employees of its United States-based subsidiaries. Participants may make salary deferral contributions not to exceed 50% of a participant’s compensation in a plan year or the maximum amount otherwise allowed by law. Eligible employees receive a discretionary matching contribution equal to 50% of each participant’s deferral, up to an annual maximum of two thousand five hundred dollars. For the years ended December 26, 2014 and December 25, 2015 and the nine months ended September 25, 2015 and September 23, 2016, matching contributions were made totaling $321, $370, $301 (unaudited) and $274 (unaudited), respectively.

(b)    Medical Insurance

The Company sponsors a self-insured group medical insurance plan for its U.S. employees and their dependents. The self-insured plan is designed to provide a specified level of coverage, with stop-loss coverage provided by a commercial insurer, in order to limit the Company’s exposure. For the years ended December 26, 2014 and December 25, 2015 and the nine months ended September 25, 2015 and September 23, 2016, expense incurred related to this plan was $1,894, $2,829, $1,768 (unaudited) and $1,807 (unaudited), respectively.

(9)    Credit Facilities

(a)    Credit Facility

On December 30, 2011, the Company and its subsidiaries executed a $75,000 senior secured credit facility, as amended (the Facility), with a syndicate of lenders. The Facility consists of two term loans and a revolving commitment with a letter of credit subfacility. The Company must pay a commitment fee equal to 0.375% per annum on the unused portion of the Facility. The Company recorded $1,332 in debt financing fees associated with the Facility, and is amortizing this balance over the term of the Facility to interest expense. The Facility is secured by all tangible and intangible assets of the Company.

The Facility contains prepayment provisions in the event of certain actions, including but not limited to, a qualifying initial public offering, new indebtedness, and proceeds from asset sales and upon earning excess cash flows, as defined in the Facility agreement. The Facility contains customary representations, warranties and covenants. The components and terms of this Facility, which was replaced on August 11, 2015, are as follows:

(b)    Term Loan A

The Company may borrow up to $15,000 under Term Loan A. Interest is charged at either the ABR rate or the Eurodollar rate at the option of the Company, plus an applicable margin. The ABR rate is equal to the higher of i) the Prime Rate, ii) the Federal Funds Effective rate plus 0.5%, or iii) 4.0%. The applicable margin on ABR rate loans and Eurodollar rate loans is 2.5% and 5.0%, per annum, respectively. Interest payments on the outstanding principal balance are due monthly if borrowings are under the ABR rate. Interest payments are due on the last day of the applicable interest period under Eurodollar rate loans. The Company borrowed the full amount of Term Loan A on December 30, 2011 under the Eurodollar rate.

Term Loan A is due in quarterly installments beginning on June 30, 2012, and each calendar quarter thereafter. Quarterly payments in 2013 and each year thereafter total $375 with a maturity date of December 30, 2016 at which time all unpaid principal and interest is due. The Company may prepay at any time Term Loan A, in whole or in part, without a prepayment premium.

(c)    Term Loan B

The Company may borrow up to $35,000 under Term Loan B. Interest is charged at either the ABR rate or the Eurodollar rate at the option of the Company, plus an applicable margin. The ABR rate is equal to the higher of i) the Prime Rate, ii) the Federal Funds Effective rate plus 0.5%, or iii) 4.0%. The applicable margin on ABR rate loans and Eurodollar rate loans is 0.5% and 3.0%, per annum, respectively. Interest payments on the outstanding principal balance are due monthly if borrowings are under the ABR rate. Interest payments are due on the last day of the applicable interest period under Eurodollar rate loans. The Company borrowed the full amount of Term Loan B on December 30, 2011 under the Eurodollar rate. Francisco Partners, a majority member of the Company, has provided a limited guarantee for the full amount of the Term Loan B.

Term Loan B is due in quarterly installments of $438 beginning March 31, 2013, and each calendar quarter thereafter. The maturity date of Term Loan B is December 30, 2016, at which time any unpaid principal and interest on Term Loan B is due. The Company may prepay at any time Term Loan B, in whole or in part, without a prepayment premium.

(d)    Revolving Commitment

The Company may borrow up to $25,000 under a revolving commitment, with a maturity date of December 30, 2016. The Facility allows for letters of credit to be issued as a sublimit under the revolving commitment. Borrowings under the revolving commitment cannot exceed the lesser of i) the total revolving commitment of $25,000 or ii) the borrowing base in effect at such time. The revolving commitment bears interest at either the ABR rate or Eurodollar rate at the option of the Company, plus an applicable margin. The applicable margin on ABR rate loans and Eurodollar rate loans is 0.5% and 3.0%, per annum, respectively. Interest payments on the outstanding principal balance are due monthly if borrowings are under the ABR rate. Interest payments are due on the last day of the applicable interest period under Eurodollar rate loans.

The Company has borrowings outstanding at December 26, 2014 totaling $12,000 under the weighted Eurodollar rate.

The maximum borrowing base under the revolving commitment is based on eligible accounts receivable and eligible inventory, as defined in the agreement. Under the Facility, the Company is able to borrow a maximum of $3,000 under a swingline loan. The borrowing availability under the swingline loan is a sublimit to the revolving commitment. Swingline loans bear interest at the ABR Rate plus 0.5%, per annum. The Company had $0 outstanding under the swingline loan at December 26, 2014. The Company had $7,027 available under the Revolving Commitment at December 26, 2014 based on the calculated borrowing base.

(e)    Refinancing Transaction

On August 11, 2015, the Company and its subsidiaries entered into a new $55,000 term loan facility and $20,000 revolving credit facility (“Refinancing Transaction”) with a syndicate of lenders and repaid all outstanding indebtedness under the prior $50,000 term loan facility and $25,000 revolving credit facility discussed above. The Refinancing Transaction also includes a letter of credit subfacility under the revolving credit facility.

The Company recorded $2,631 in debt financing fees associated with the Refinancing Transaction and is amortizing this balance over the term of the facility to interest expense. The company wrote off previously existing debt costs related to the old facility resulting in an extinguishment loss of $470 which is included within interest expense in the accompanying financial statements. The facility is secured by all tangible and intangible assets of the Company.

The Refinancing Transaction includes customary representations, warranties and covenants. Additionally, the Company is required to maintain a fixed charge coverage ratio of 1.25:1.00 measured quarterly, and a consolidated leverage ratio as noted below:

Four (4) Fiscal Quarters Ending	Maximum Consolidated Leverage Ratio
December 31, 2015 through September 30, 2016	3.00:1.00
December 31, 2016 through September 30, 2017	2.50:1.00
December 31, 2017 through September 30, 2018	2.25:1.00
December 31, 2018 through June 30, 2020	2.00:1.00

Term Loan Facility

The Company may borrow up to $55,000 under the new term loan facility. Interest is charged at either the Base Rate or the Eurodollar rate at the option of the Company, plus an applicable margin. The Base Rate is equal to the higher of i) the Prime Rate, ii) the Federal Funds Effective rate plus 0.5%, or iii) the Eurodollar Rate plus 1.00%. The applicable margin on Base Rate and Eurodollar Rate loans is 3.0% and 4.0%, per annum, respectively. Interest payments on the outstanding principal balance are due quarterly if loans are made under the Base Rate. Interest payments are due on the last day of the applicable interest period under Eurodollar Rate loans. The Company borrowed the full amount of the term loan facility under the Base rate on August 11, 2015 (6.25% per annum at September 25, 2015 (unaudited)). The Base rate loan was converted to a Eurodollar rate loan on September 28, 2015 which carried an interest rate of 4.25% per annum (4.89% at September 23, 2016 (unaudited)).

Principal payments are due under the term loan facility on a quarterly basis, beginning at December 31, 2015. Quarterly principal payments for the first three years are set at $1,138 per quarter, decreasing to $813 per quarter for the next two years at which time a balloon payment totaling approximately $35,663 will be due in August 2020.

Revolving Credit Facility

The Company may borrow up to $20,000 under the revolving commitment, with a maturity date of August 11, 2020 unless the maturity date is extended under the terms of the Revolving Credit Facility. The revolving credit facility allows for letters of credit to be issued as a sublimit under the revolving commitment up to $5,000. The Company must pay a commitment fee equal to 0.50% per annum on the unused revolving credit facility.

Interest is charged at either the Base Rate or the Eurodollar rate at the option of the Company, plus an applicable margin. The Base Rate is equal to the higher of i) the Prime Rate, ii) the Federal Funds Effective rate plus 0.5%, or iii) the Eurodollar Rate plus 1.00%. The applicable margin on Base Rate and Eurodollar Rate loans is 3.0% and 4.0%, per annum, respectively (4.89% at September 23, 2016 (unaudited)).

Under the revolving credit facility, the Company is able to borrow an amount equal to the lesser of i) $5,000 and ii) the revolving credit facility under a swingline loan. The borrowing availability under the swingline loan is a sublimit to the revolving commitment. There were no borrowings outstanding under swingline loans at December 25, 2015. The Company had $10,000 outstanding under the revolving credit facility at December 25, 2015 bearing interest at 4.25% per annum.

The following table summarizes the aggregate maturities under the Facility as of December 25, 2015:

2016	$4,550
2017	4,550
2018	4,550
2019	3,252
2020	48,098

$65,000

(10)    Shareholders’ Equity

In connection with the legal reorganization in March 2012 (the “Reorganization”), the Company is now governed under its adopted memorandum and articles of association. In connection with the acquisition on December 30, 2011, the Company’s equity holders contributed $142,728 to Icicle Acquisition Holding Coöperatief U.A. (Co-op) and in connection with the Reorganization, the Company’s equity holders exchanged their interests in the Co-op for a total of 142,728,221 shares of preferred stock in the Company, with an original issuance price of $1.00 per share.

At December 25, 2015, the Company has authorized 250,000,000 shares of common stock with a par value of $0.0001 per share. There are 150,000,000 shares of preferred stock authorized with a par value of $0.0001 per share.

The preferred stock maintains the following characteristics:

Conversion—The holders of preferred stock may convert to common stock at any time at the option of the holder, and the preferred stock will automatically convert to common stock upon a majority vote of the holders of preferred stock. The conversion price is equal to the ratio of the original issuance price ($1.00 at December 25, 2015) divided by the conversion price. The original issuance price is equal to the conversion price at December 25, 2015, and therefore, the preferred stock converts to common stock on a one-for-one basis.

Liquidation preference—In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the preferred stock holders are entitled to receive an amount per share equal to the greater of (i) The original issuance price plus any dividends declared but unpaid or (ii) an amount per share that would have been payable assuming conversion to common stock immediately prior to a liquidation event. Any remaining assets of the Company after the initial liquidation preference will be made to the common stock holders on a pro rata basis. If the assets of the Company are not sufficient for the full liquidation preference, the holders will share in any distribution on a pro rata basis.

Voting—Preferred shareholders have voting rights based on the number of shares of common stock into which the preferred shares can convert.

Dividends—Preferred shareholders are entitled to receive dividends when and if declared by the Board of Directors. In August 2015, the Board of Directors approved and paid a cash dividend totaling $22,127 to the preferred shareholders. Management does not expect to pay dividends of this nature in future periods.

(11)    Related-Party Transactions

On January 10, 2011, PFT entered into a sublease agreement with Precision Flow Inc., which is majority owned by a member of the board of directors of the Company. During the years ended December 26, 2014 and December 25, 2015 and the nine months ended September 25, 2015 and September 23, 2016, PFT paid $975, $1,155, $489 (unaudited) and $694 (unaudited), respectively, in sublease rent to Precision Flow Inc. The sublease agreement between PFT and Precision Flow Inc. expires February 28, 2018. The Company has ceased operations in this facility as of May 2016 but has not completed a lease termination agreement with Precision Flow Inc.

The Company had purchases totaling $1,556, $841, $667 (unaudited) and $126 (unaudited) from Ceres, an entity owned by a member of the board of directors of the Company, during the years ended December 26, 2014 and December 25, 2015 and the nine months ended September 25, 2015 and September 23, 2016, respectively. Outstanding accounts payable to Ceres at December 26, 2014, December 25, 2015, and September 23, 2016 totaled $111, $153 and $0 (unaudited), respectively. The Company had sales totaling $206 (unaudited) during the nine months ended September 23, 2016. Outstanding accounts receivable at September 23, 2016 were $98 (unaudited).

The Company has received engineering services from Vignani. Vignani is a subsidiary of Foliage Inc. The Chairman of the Company’s board of directors is on the board of directors of Foliage, Inc. Fees incurred for the services were $889, $1,298, $846 (unaudited) and $871 (unaudited) during the years ended December 26, 2014 and December 25, 2015 and the nine months ended September 25, 2015 and September 23, 2016, respectively. Outstanding accounts payable to Vignani at December 26, 2014 and December 25, 2015, and September 23, 2016 totaled $146, $336 and $172 (unaudited), respectively.

The Company received consulting services from Francisco Partners Consulting, LLC totaling $580, $342, $148 (unaudited) and $262 (unaudited) during the years ended December 26, 2014 and December 25, 2015 and the nine months ended September 25, 2015 and September 23,

2016, respectively, and had a total of $0, $305 and $0 (unaudited) outstanding in accounts payable to Francisco Partners Consulting, LLC at December 26, 2014, December 25, 2015, and September 23, 2016, respectively.

The Company also received consulting and advisory services from Francisco Partners Management, L.P. pursuant to a Master Services Agreement (“MSA”). This MSA provides that the Company will reimburse Francisco Partners Management, L.P. for reasonable out-of-pocket expenses incurred in connection with providing the Company consulting and advisory services and pay an annual advisory fee equal to $1,500 per fiscal year. However, Francisco Partners Management, L.P. has waived payment of all such out-of-pocket fees and advisory fees for 2014 and 2015.

On August 26, 2014, the Company entered into a Separation and Release Agreement, or the “Separation Agreement,” with the former CEO in connection with the termination of his employment with the Company. Pursuant to the terms of the Separation Agreement, (1) the former CEO’s employment with the Company was terminated effective as of August 12, 2014, (2) the former CEO did not receive any severance or other benefits from the Company following his termination date, (3) all equity securities of the Company owned, directly or indirectly, by the former CEO, including vested and unvested stock options, were transferred to the Company, (4) the former CEO agreed to reimburse the Company $1,254, (5) the former CEO agreed to a three-year noncompetition covenant and a three-year nonsolicitation covenant covering employees, contractors, customers, vendors and other business relations, (6) the former CEO agreed to continue complying with the confidentiality and intellectual property assignment agreement previously entered into in connection with his employment, (7) the former CEO agreed to a general release of claims against the Company and (8) the parties agreed to a mutual nondisparagement covenant.

In fiscal 2014, the Company paid two entities owned by the Company’s former chief executive officer for various services performed at the direction of the former CEO. The Company included the amounts paid of $173, in selling, general and administrative expenses on the accompanying consolidated statements of operations, associated with these entities in 2014, respectively. No payments were made to these entities after June 30, 2014, and the Company’s relationship with these entities has terminated.

Certain travel and entertainment expenses were reimbursed to our former chief executive officer in contravention of our travel reimbursement policy. We paid $324 to the former chief executive officer in fiscal 2014, respectively. These amounts were repaid to the Company in the third fiscal quarter of 2014 as part of the reimbursement of $1,254.

(12)    Share-Based Compensation

On March 16, 2012, the Company adopted the Ichor Holdings Ltd. 2012 Equity Incentive Plan (Incentive Plan). Under the Incentive Plan, the Company can grant either restricted stock awards or stock options to employees, directors and consultants. The Board of Directors initially authorized the issuance of 21,000,000 stock options or restricted stock awards under the Incentive Plan. On October 25, 2013, the Board of Directors authorized the issuance of an additional 4,000,000 stock options or restricted stock awards under the Incentive Plan. Canceled or expired stock options or restricted stock awards are returned to the Incentive Plan pool for future grants.

Stock options granted under the Incentive Plan have a term of seven years. Vesting generally occurs 25% on the first anniversary of the date of grant, and quarterly thereafter.

Share-based compensation for stock options recorded under the Incentive Plan totaled $853, $864, $616 (unaudited), and $836 (unaudited) for the years ended December 26, 2014 and December 25, 2015 and the nine months ended September 25, 2015 and September 23, 2016, respectively. Approximately $2,147 in share-based compensation costs related to stock option awards outstanding at December 25, 2015 is expected to be recognized over a weighted average period of 2.9 years, and will be adjusted for subsequent changes in forfeitures.

In 2014, the Company granted 1,738,787 stock options to an executive that vest upon the sale of the Company or completion of an initial public offering. No stock-based compensation has been recognized for these options as the performance condition has not been met. If the performance conditions are met, we would immediately recognize $637 in share-based compensation costs.

In 2014, the Company granted 3,288,181 stock options to certain executives that vest ratably over a four year term. The grants include a special vesting provision that provides that 50% of unvested options vest in the event of a sale of the Company, defined as either a transaction or series of related transactions in which a person, or a group of related persons, acquires through sale, merger, joint venture or otherwise, whether effected in a single transaction or a series of related transactions, (i) more than 50 % of either (a) the voting power or (b) right to elect the directors of (1) the surviving or resulting company or (2) if the surviving or resulting company is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting company or (ii) all or substantially all, including via license, transfer, lease or leaseback of the business or assets of the Company. If a sale of the Company occurs, depending on the timing of such sale, the Company would accelerate the recognition of up to $408 in share-based compensation costs.

In 2015, the Company granted 1,775,000 stock options to an executive that are subject to vesting in increments of 25% upon the Company achieving specific performance targets as mutually agreed between the Board and the executive. The achievement of each of the performance targets shall be determined by the Board in its sole discretion and must be completed by December 2018. The grants also include a special vesting provision that in the event of a sale of the Company, if during the Protected Period either (I) Optionee is terminated other than for cause by the Company (or its successor), or (II) Optionee resigns within thirty days of Optionee’s job responsibilities being materially diminished by the Company (or its successor), the lesser of (x) 50% of the unvested options and (y) all remaining unvested options as of the date of the consummation of a sale of the Company shall immediately become vested options. For purposes of the agreement, “Protected Period” is defined as the period commencing on the date of the consummation of a sale of the Company and ending on the date that is 90 days following such sale of the Company.

During the period ended June 24, 2016, 332,813 of these stock options vested based on achievement of certain of the defined performance metrics. Accordingly, $173 of share-based compensation was recognized during the period ended June 24, 2016. In July 2016, the employee was terminated and accordingly no further compensation expense will be recorded for the unvested options.

The Company used the Black-Scholes option-pricing model to value the awards on the date of grant. The Company uses the simplified method to estimate the expected term of its share-based awards for all periods, as the Company did not have sufficient history to estimate the weighted average expected term. The risk-free interest rate is based on the U.S. Treasury rates in effect during the corresponding period of grant. Estimated volatility for the years ended December 26, 2014 and December 25, 2015 is based on historical volatility of similar entities whose share prices are publicly traded.

The table below sets forth the assumptions used on the date of grant for estimating the fair values of options during the years ended December 26, 2014 and December 25, 2015:

	Year ended December 26, 2014	Year ended December 25, 2015
Weighted average expected term (years)	5	5
Risk-free interest rate	1.30%	1.41%
Dividend yield	—	—
Volatility	60.6%	50.0%

The following table summarizes the Company’s stock option activity for the years ended December 26, 2014 and December 25, 2015, and the nine months ended September 23, 2016:

Options outstanding	Options	Weighted average exercise price	Weighted average remaining contractual term
Balance at December 27, 2013	21,064,705	$1.33	5.58
Granted	5,441,900	1.00
Canceled	(6,784,134)	1.74

Balance at December 26, 2014	19,722,471	1.10	5.21
Granted	3,517,714	1.17
Canceled	(2,136,899)	1.18

Balance at December 25, 2015	21,103,286	1.11	4.94
Granted (unaudited)	746,877	1.17
Canceled (unaudited)	(3,117,190)	1.10

Balance at September 23, 2016 (unaudited)	18,732,973	$1.10	3.82

A summary of the status of the Company’s unvested options for the years ended December 26, 2014 and December 25, 2015, and the nine months ended September 23, 2016 is presented below:

	Options	Weighted average grant date fair value
Nonvested at December 27, 2013	13,943,438	$0.17
Granted	5,441,900	0.36
Vested	(2,188,766)	0.37
Forfeited	(6,784,134)	0.11

Nonvested at December 26, 2014	10,412,438	0.28
Granted	3,517,714	0.52
Vested	(4,255,381)	0.21
Forfeited	(119,293)	0.11

Nonvested at December 25, 2015	9,555,478	0.40
Granted (unaudited)	746,877	0.52
Vested (unaudited)	(2,080,644)	0.30
Forfeited (unaudited)	(2,785,244)	0.46

Nonvested at September 23, 2016 (unaudited)	5,436,467	$0.42

The Company had 9,310,033, 11,547,808 and 13,296,506 (unaudited) options exercisable as of December 26, 2014, December 25, 2015, and September 23, 2016, respectively. As of

September 23, 2016, these options had a weighted average remaining contractual life of 3.20 (unaudited) years and a weighted average exercise price of $1.11 (unaudited) per share.

The Company granted restricted share awards to two executives during 2013 and 2014. The restricted stock awards have been valued as of the date of grant, and the Company is recognizing compensation expense for the fair value of the award over the related vesting period. In 2014, the Company granted 968,451 restricted stock awards that vest upon sale of the Company or completion of an initial public offering. No share-based compensation costs have been recognized for these restricted shares as the performance conditions have not been met. If the restricted share performance conditions are met, the Company would immediately recognize $891 in share-based compensation costs.

In 2014, the Company granted 724,509 restricted share awards that vest ratably over a four year term. The grant includes a special vesting provision that provides that 50% of the unvested grant vests in the event of a sale of the Company, defined as either a transaction or series of related transactions in which a person, or a group of related persons, acquires through sale, merger, joint venture or otherwise, whether effected in a single transaction or a series of related transactions, (i) more than 50 % of either (a) the voting power or (b) right to elect the directors of (1) the surviving or resulting company or (2) if the surviving or resulting company is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting company or (ii) all or substantially all, including via license, transfer, lease or leaseback of the business or assets of the Company. If a sale of the Company occurs, depending on the timing of such sale, the Company would accelerate the recognition of up to $167 in share-based compensation costs.

In February 2016, the Company granted 724,509 restricted share awards to an executive that vest ratably over a two year term. In the event of a sale of the Company, any unvested shares of the award will become immediately vested. If a sale of the Company occurs, depending on the timing of such sale, the Company would accelerate the recognition of up to $530 in share-based compensation.

A summary of the status of the Company’s unvested restricted shares for the years ended December 26, 2014 and December 25, 2015 and the nine months ended September 23, 2016 is presented below:

	Restricted stock	Weighted average grant date fair value
Nonvested at December 27, 2013	480,566	$0.73
Granted	1,692,960	0.92
Vested	(180,212)	0.73
Forfeited	—	—

Nonvested at December 26, 2014	1,993,314	0.89
Granted	—	—
Vested	(346,551)	0.85
Forfeited	—	—

Nonvested at December 25, 2015	1,646,763	0.90
Granted (unaudited)	724,509	1.17
Vested (unaudited)	(497,642)	1.02
Forfeited (unaudited)	—	—

Nonvested at September 23, 2016 (unaudited)	1,873,630	$0.97

Share-based compensation related to restricted shares totaled $158, $254, $191 (unaudited) and $509 (unaudited) for the years ended December 26, 2014 and December 25, 2015 and the nine months ended September 25, 2015 and September 23, 2016, respectively. Approximately $583 in share-based compensation costs related to restricted shares outstanding at December 25, 2015 is expected to be recognized over a weighted average period of 2.3 years, and will be adjusted for subsequent changes in forfeitures.

(13)    Segment Information

The Company’s Chief Operating Decision Maker (CODM), the Chief Executive Officer, reviews the Company’s results of operations on a consolidated level and executive staff is structured by function rather than by product category. Therefore, the Company operates in one operating segment. Key resources, decisions, and assessment of performance are also analyzed on a company-wide level.

The Company’s foreign operations are conducted primarily through its wholly owned subsidiaries in Singapore and Malaysia. The Company’s principal markets include North America, Asia and, to a lesser degree, Europe. Sales by geographic area represent sales to unaffiliated customers.

All information on revenue by geographic area is based upon the location to which the products were shipped. The following table sets forth revenue by geographic area (including revenue from discontinued operations):

	Year ended December 26, 2014	Year ended December 25, 2015	Nine Months Ended September 25, 2015	Nine Months Ended September 23, 2016
			(Unaudited)	(Unaudited)
United States	$225,891	$238,470	$191,626	$177,977
Singapore	55,977	96,141	69,259	105,337
Europe	16,882	22,938	18,494	11,898
Other	15,383	13,840	12,813	5,697

Total Revenue	$314,133	$371,389	$292,192	$300,909

(14)    Net Income and Unaudited Pro Forma Net Income Per Share Attributable to Common Shareholders

Basic and diluted net income per share attributable to common shareholders is presented in conformity with the two-class method required for participating securities. The Company considers its convertible preferred stock to be a participating security as the convertible preferred stock participates in dividends with the common shareholders, when and if declared by the board of directors. In the event a dividend is paid on common stock, the holders of preferred stock are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). The convertible preferred stock does not participate in losses incurred by the Company. In accordance with the two-class method, earnings allocated to these participating securities and the related number of outstanding shares of the participating securities, which include contractual participation rights in undistributed earnings, have been excluded from the computation of basic and diluted net income per share attributable to common shareholders.

Under the two-class method, net income attributable to common shareholders after deduction of preferred stock dividends, if any, is determined by allocating undistributed earnings between the common stock and the participating securities based on their respective rights to receive dividends. In computing diluted net income attributable to common shareholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net income per share attributable to common shareholders is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the period. All participating securities are excluded from basic weighted-average common shares outstanding. Diluted net income per share attributable to common shareholders is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding, including all potentially dilutive common shares, if the effect of each class of potential shares of common stock is dilutive.

The following table sets forth the computation of the Company’s basic and diluted net income per share attributable to common shareholders and a reconciliation of the numerator and denominator used in the calculation:

	Year Ended		Nine Months Ended
	December 26, 2014	December 25, 2015	September 25, 2015	September 23, 2016
			(Unaudited)
Numerator:
Net income from continuing operations	$5,782	$12,807	$12,792	$12,788
Preferred stock dividend	—	(22,127)	—	—
Undistributed net income attributed to preferred stockholders	(5,779)	—	(12,773)	(12,663)

Net income (loss) from continuing operations, attributable to common stockholders	3	(9,320)	19	125
Net income (loss) from discontinued operations	386	(7,181)	(392)	(4,039)
Undistributed net income attributed to preferred stockholders	(386)	—	—	—

Net loss from discontinued operations, attributable to common stockholders	$—	$(7,181)	$(392)	$(4,039)

Denominator:
Weighted average common shares outstanding for continuing operations	67,663	256,701	213,935	790,678
Dilutive effect of restricted stock awards	80,694	—	200,093	191,356
Dilutive effect of common stock options	—	—	—	1,410,120

Weighted average number of shares used in diluted per share calculation for continuing operations	148,357	256,701	414,028	2,392,154

Weighted average common shares outstanding for discontinued operations	67,663	256,701	213,935	790,678
Dilutive effect of restricted stock awards	80,694	—	—	—
Dilutive effect of common stock options	—	—	—	—

Weighted average number of shares used in diluted per share calculation for discontinued operations	148,357	256,701	213,935	790,678

Net income (loss) per common share:
Continuing operations:
Basic	$0.04	$(36.31)	$0.09	$0.16
Diluted	$0.02	$(36.31)	$0.05	$0.05
Discontinued operations:
Basic	$—	$(27.97)	$(1.83)	$(5.11)
Diluted	$—	$(27.97)	$(1.83)	$(5.11)
Preferred shares considered participating securities	142,728,221	142,728,221	142,728,221	142,728,221

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net income per share attributable to common shareholders for the periods presented because including them would have been antidilutive:

	Year ended December 26, 2014	Year ended December 25, 2015	Nine Months Ended September 25, 2015	Nine Months Ended September 23, 2016
			(Unaudited)	(Unaudited)
Stock options to purchase common stock	19,722,471	19,867,604	16,070,457	2,407,472

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net income per share attributable to common shareholders for the year ended December 25, 2015 and the nine months ended September 23, 2016:

Pro forma net income per share is presented assuming the conversion of preferred shares to ordinary shares, the vesting of restricted shares and options, reverse share split of 1 for 8.053363 ordinary shares as well as the use of 4.4 million shares from our assumed IPO for the repayment of $40 million of borrowings under the Credit Facilities.

	As adjusted
	Year Ended December 25, 2015	Nine Months Ended September 23, 2016
	(Unaudited)
Net income from continuing operations	$12,807	$12,788
Plus interest expense, net of tax	1,536	1,545

Pro forma net income	14,343	14,333

Weighted average common stock outstanding	31,875	98,180
Assumed vesting of restricted stock	120,254	120,254
Assumed conversion of convertible preferred stock	17,722,808	17,722,808
Assumed shares sold at offering price to extinguish debt	4,444,444	4,444,444

Weighted average number of shares used in computing pro forma net income per share—basic	22,319,381	22,385,686
Dilutive effect of restricted share awards	—	23,761
Dilutive effect of common stock options	—	175,097

Weighted average number of shares used in computing pro forma net income per share—diluted	22,319,381	22,584,544
Basic	$0.64	$0.64
Diluted	$0.64	$0.63

(15)    Discontinued Operations

In January 2016, we made the decision to shut down our Kingston, New York facility as this location consumed a significant amount of resources while contributing very little income. We completed the shutdown of the operations of the New York facility in May 2016 through abandonment as a buyer for the facility and operation was not found. We recognized additional expense consisting of fixed asset and long-lived asset impairments totaling $3,160 in the fourth quarter of 2015 related to this decision. The impairments related to fixed assets and long lived assets were based on the estimated fair value of such assets over their remaining expected lives through May 2016. No further revenues are being generated from the customer that this location serviced after May 2016.

The Company ceased operations at this facility in May 2016. As this was our cease use date, the Company recorded lease abandonment and inventory charges of approximately $612 and $2,000, respectively, in the second quarter of 2016. At September 23, 2016 future minimum lease payments of $489 are reflected in accrued liabilities of discontinued operations.

The carrying amounts of the major classes of assets and liabilities of the Kingston, New York facility are reflected in the following table as of December 26, 2014, December 25, 2015, and September 23, 2016 (unaudited):

	December 26, 2014	December 25, 2015	September 23, 2016
			(Unaudited)
Assets
Current assets:
Accounts receivable, net	$4,534	$3,750	$114
Inventories	22,233	12,639	—
Prepaid expenses and other current assets	135	150	81

Total current assets	26,902	16,539	195
Property and equipment, net	1,859	283	—
Intangible assets, net	2,531	230	—
Other noncurrent assets	8	8	8

Total non-current assets	4,398	521	8

Total assets	31,300	17,060	203

Liabilities
Current liabilities:
Accounts payable	12,568	5,702	112
Accrued liabilities	653	590	517
Customer deposits	6,964	3,510	—
Other current liabilities	173	53	52

Total current liabilities	20,358	9,855	681
Deferred tax liabilities	81	25	28
Other long-term liabilities	114	61	22

Total non-current liabilities	195	86	50

Total liabilities	$20,553	$9,941	$731

The results of the discontinued operation for the years ended December 26, 2014, December 25, 2015 and the nine months ended September 25, 2015 (unaudited) and September 23, 2016 (unaudited) were as follows:

	Year ended December 26, 2014	Year ended December 25, 2015	Nine Months Ended September 25, 2015	Nine Months Ended September 23, 2016
			(Unaudited)	(Unaudited)
Revenues	$65,046	$80,748	$65,910	$26,570
Cost of sales	61,404	80,840	63,661	28,046
Operating expenses:	—	—	—	—
Research and development	577	954	709	262
Selling, general and administrative	2,507	2,765	1,935	2,276
Amortization of intangible assets	475	475	356	—

Total operating expenses	3,559	4,194	3,000	2,538

Operating income (loss)	83	(4,286)	(751)	(4,014)
Interest expense, net	(3)	(16)	(13)	—
Other expense (income), net	(46)	3,136	(20)	(1)

Income (loss) from discontinued operations before income taxes	132	(7,406)	(718)	(4,013)
Income tax expense (benefit)	(254)	(225)	(326)	26

Income (loss) from discontinued operations	$386	$(7,181)	$(392)	$(4,039)

Supplemental information related to the discontinued operation is as follows for the periods presented:

	Year ended December 26, 2014	Year ended December 25, 2015	Nine Months Ended September 25, 2015	Nine Months Ended September 23, 2016
			(Unaudited)	(Unaudited)
Depreciation and amortization	$1,147	$1,143	$861	$—
Capital expenditures	535	427	472	—
Impairment of property, plant and equipment	—	1,335	—	—
Impairment of intangible assets	$—	$1,825	$—	$—

(16)    Subsequent Events (unaudited)

In April 2016, the Company acquired Ajax-United Patterns & Molds, Inc. (Note 2). To fund the acquisition, the Company amended their existing credit facility and increased the Term A loan commitment by $15,000 and drew an additional $4,000 on the revolving credit facility.

As part of the amendment, the Company’s aggregate maturities were changed to the following as of September 23, 2016:

2016	$1,448
2017	5,791
2018	5,791
2019	4,136
2020	64,111

$81,277

Additionally, certain modifications were made to covenants. For the second and third quarters of fiscal 2016 the consolidated leverage ratio was reduced from a maximum of 3.00:1 to 2.50:1. Beginning with the fourth quarter of fiscal 2016 and thereafter, the maximum consolidated leverage ratio follows the original agreement. There was no change to the fixed charge ratio.

Through and including January 2, 2017 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities may be required to deliver a prospectus.

5,877,778 Shares

ICHOR HOLDINGS, LTD.

Ordinary Shares

PROSPECTUS

Deutsche Bank Securities

Stifel

RBC Capital Markets

Cowen and Company

Needham & Company

December 8, 2016